Form 20-F
period 2003-12-31
BYRON RESOURCES INC
filed 2004-04-13
CIK 1041019

Filed: April 12, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[	]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
[X]		ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
[	]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 82-1918 Section 12g 3-2(b)

Registration File No: 000 - 30194
___________

Byron Resources Inc.

(Formerly Bioforest Pacific Inc.)

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

     2045 Lakeshore Blvd. W., Suite 3606 Toronto, Ontario M8V 2Z6, Canada

Tel: (416) 594-0528

Fax: (416) 594-6811

E-mail: byronres@sympatico.ca

(Addresses of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common

Common shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Number of outstanding Common shares as of December 31, 2003:    30,900,056

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the

Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes X              No __

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 X             Item 18 __

PART I

ITEM 1.            DESCRIPTION OF BUSINESS

Introduction

Byron Resources Inc. (“Byron” or the “Company”) is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 2045 Lakeshore Blvd. W., Suite3606, Toronto, Ontario, M8V 2Z6. The Company currently has no operating business.

On February 22, 2001, the company completed the acquisition of BioForest Investments Inc., with the issuance of 36,723,050 common shares, pursuant to the Share Exchange Agreement dated May 9, 2000 and as amended by letter agreement dated December 15, 2000. The Native Land Trust Board (NLTB) confirmed and approved the BioForest Investments Inc. acquisition of the Merit Concession subject to certain performance conditions.

BioForest Investments Inc. had the right to earn 70% of BioForest Holdings (Fiji) Limited and BioForest Products (Fiji) Limited (“H&P”) upon providing U.S. $10,000,000. H&P are 30% owned by the Taukei Unit Trust, which represents the interest of certain Fijian owners of forestlands. The funding was to be used to acquire several indigenous timber concessions in the Republic of Fiji, to purchase and upgrade certain operating sawmills and dry mills and for operating capital. The Company was not successful in raising the required capital. Pursuant to agreements dated August 31, 1999 and October 25, 1999 and the extension granted on September 26, 2001, by the Native Trust Board of Fiji, the rights to the Merit Concession expired on October 31, 2002.

The Company is a Foreign Issuer inasmuch as it does not meet any of the standards set in Rule 3b-4 c.2.i, ii or iii. The citizenship of the Company’s officers and directors are as follows: three Canadians (R. McGroarty, G.E. Mara and D.L. Hynes). The business of the Company is administered in Toronto, Ontario Canada.

The Company's financial statements appearing in this Registration Statement conform to GAAP and GAAS and are expressed in Canadian Dollars. References to other currencies are identified as necessary.

General History and Development of Byron Resources, Inc. (formerly Bioforest Pacific Inc.)

The Company was incorporated under the laws of the Province of British Columbia, Canada, on July 18, 1986 as Castello Resources Ltd. It subsequently changed its name to Castello Business Systems Ltd. on January 21, 1993 before becoming Castello Casino Corp. on October 31, 1995. In 1995, Articles of Continuance provided for the Company’s continuance in the Province of Ontario, Canada. Articles of Amendment granted Castello provided for an increase in the authorized capital to 100,000,000 common shares of no par value and the consolidation of the common shares on the basis of four (4) pre-consolidation common shares for one (1) post-consolidation common share. The company, on April 15, 2003, changed its name to Byron Resources Inc., and the common shares of the company were consolidated on the basis of 1 new share for each 140 shares held, approval having been granted at the Annual and Special Meeting of Shareholders held on December 12, 2002.

The Company was formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States. By 1989, the Company abandoned its option on the mining claims held in British Columbia and sold its oil and gas interests in 1990.

In July 1991, the Company entered into an agreement with Minolta Corporation to market and to distribute the Minolta Payfax machine. By Agreement dated May 3, 1993, the Company and Minolta Corporation terminated the agreement. The agreement provided for payments to the Company aggregating CD$600,000 including the re-purchase of equipment.

In 1994, the Company entered into an agreement to purchase certain casino properties in Central City, Colorado, and advanced $662,510. The terms provided for a 4% equity interest in the project. The Company received from the Vendor, One Eye, LLC, GCDC Limited Partnership and their officers, members and agents, Jim McClay, Charles Callaway, Jon Telleen and Richard M. Greene, a convertible Promissory Note for $683,000 payable on demand after April 8, 1996 with interest at 8%.

The Note was convertible into an additional 6% interest in the project. The operator abandoned the project and the company has written off its investment.

In February 1994, the Company submitted a proposal to the Ontario Government to establish the initial First Nation Casino on native lands in the Province of Ontario. The Government repudiated this participation in November 1994. The Company in April 2002 filed an amended statement of claim for costs against the Province of Ontario as well as the Ontario Casino Corporation in the amount of $825,000 and $10,000,000 in punitive damages. The Company’s position is that it was allowed participation in the process, being in compliance with the agreed to objectives, criteria and guidelines. The company claims the Government acted in bad faith and abused the process by repudiating the participation of gaming management companies.

In November 1995, the Company entered into a Joint Venture agreement to acquire an interest in a Venezuelan gaming entertainment centre. The agreement provided the Company would provide not less than $1,618,800 for development of the project. The agreement provided that 80% of the operating profit would be applied to repayment of capital advanced by the Company. Subsequently the company acquired a 25% interest in Inveriones Forum SA for the consideration of $1.00. Pursuant to an agreement dated December 30, 1996, the Company acquired a further 21.85% interest in Inveriones Forum SA, valued at $3,033,675 to hold 46.85%. The consideration was through the issuance of 1,091,250 units comprising one (1) common share and one (1) Series “A” Warrant. The Warrant entitled the holder to purchase one (1) common share for CDN$2.78 per share and to receive one (1) Series “B” Warrant. Each Series “B” Warrant entitled the holder to purchase one (1) common share for $3.34 per share. The warrants expired on March 21, 1998.

The lease of the Forum Entertainment and Gaming Centre was terminated by the landlord for non payment of rent, which resulted from a new Venezuelan federal law enacted in July 1997, which prohibited the operation of any gaming related facilities or organizations without a license from the federal government. The facility had been operating under municipal license until that point in time. The federal law superceded all local and municipal licenses and terminated all gaming operations in the country at that time. The Company has written off its investment of $5,648,857 in the project.

ITEM 2.         DESCRIPTION OF PROPERTY

The Company maintains corporate headquarters in Toronto, Ontario, Canada. The space consists of 300 square feet and is leased on a monthly basis from the Chairman of the company.

ITEM 3.         LEGAL PROCEEDINGS

On June 9, 2000, the company was also served a Statement of Claim on behalf of Beach Tree Trust of Nassau, a company associated with Mr. Fox, a former director. The Claim is an amount of US $1,135, 234 and 594,999 pre-consolidated shares of Castello. Beach Tree claims that various sums of money were paid to Castello to finance a gaming facility in Venezuela. Ross McGroarty, the Chairman of Castello, has also been named as a defendant. Management is of the opinion that the claim is without merit and is defending the claim.

In February 1994, the Company submitted a proposal to the Ontario Government to establish the initial First Nation Casino on native lands in the Province of Ontario. The Government repudiated this participation in November 1994. The Company (Plaintiff) filed a claim in the Ontario Court (General Division) against the Province of Ontario (Defendant) in June 1995 in the amount of $825,000 and punitive damages in the amount of $10,000,000. Castello’s position is that it was allowed participation in the process, being in compliance with the agreed to objectives, criteria and guidelines. In April 2002, the claim was amended to include the Ontario Casino Corporation. Castello claims the Government acted in bad faith and abused the process by repudiating the participation of gaming management companies.

The defendant denies that the plaintiff is entitled to the relief claimed and denies the allegations of the statement of claim. Examination of Discovery has been completed and Bioforest will make application for a trial date.

ITEM 4.         CONTROL OF REGISTRANT

Byron Resources Inc. is not directly or indirectly owned or controlled by another corporation. To the knowledge of the directors and senior officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting shares of the company carrying more than 10% of the voting rights attached to any class of voting securities of the Company except as follows:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common shares	All officers and directors As a group	6,435,396	20.83%

Ross McGroarty holds 6,435,141 shares and David L. Hynes holds 255 shares.

ITEM 5.         NATURE OF TRADING MARKET

The common shares are quoted on the OTC Bulletin Board. The table below indicates the high and low sales prices for common shares in U.S. Dollars as reported on the OTC Bulletin Board for each full fiscal quarter of the Company since the first quarter of fiscal year 2001.

	High	Low

Quarter ended March 31, 2001	1.75	0.56
Quarter ended June 30, 2001	0.75	0.53
Quarter ended September 30, 2001	0.65	0.23
Quarter ended December 31, 2001	0.22	0.07
Quarter ended March 31, 2002	0.10	0.07
Quarter ended June 30, 2002	0.08	0.03
Quarter ended September 30, 2002	0.03	0.02
Quarter ended December 31, 2002	0.03	0.02
Quarter ended March 31, 2003	0.013	0.01
Quarter ended June 30, 2003	0.01	0.01
Quarter ended September 30, 2003	No trade	No trade
Quarter ended December 31, 2003	0.20	0.20

Jan. 3, 2001 (1-14) consolidation

April 15, 2003 (1-140) consolidation

DEMOGRAPHICS OF SHARE DISTRIBUTION

On December 31, 2003, 759,324 of the outstanding common shares were held by persons with United States addresses in eighteen (18) states. Shareholder distribution in countries other than the United States totaled 30,140,732 common shares, of which 17,893,718 are restricted securities. The demographics of the share distribution are as follows: Australia 26,213; Bahamas 41,415; Bermuda 12,504; Canada 21,850,976; Fiji 82,009; Hong Kong 72,862; Ireland 8,054,658.

The Company’s common stock is a penny stock as defined by Rule 3a 51-1 of the Securities Exchange Act 1934 and is subject to penny stock rules which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company’s securities and also may affect the ability of purchasers of Byron common shares to sell shares in the secondary market.

ITEM 6.         EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

As of the date of this Registration Statement, there are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of Common shares.

There are no limitations as to the securities to be registered on the right of non-resident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of the registrant.

ITEM 7.         TAXATION

The following is a summary of the Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common shares. The discussion does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws; however, this discussion covers all material tax consequences. Shareholders are advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (I) deal at arm’s length with the Company, (ii) are not residents of Canada, (iii) hold the Common shares as capital property, and (iv) do not use or hold Common shares in, or in the course of, carrying on business in Canada (a “Non-Resident Holder”).

Dividends paid or credited on the Common shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). Under the Canada-United States Income Tax Convention, 1980 (the “Tax Treaty”) the rate is generally reduced to 15% for dividends paid to a person who is a US resident. Dividends paid to US corporations owning at least 10% of the voting stock of the Company are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995. Other applicable tax treaties may reduce the 25% Canadian tax rate for other NonResident Holders.

A Non-Resident Holder generally will not be subject to tax in Canada on capital gains realized from disposition of Common shares, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada). Generally, the Common shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common shares which constitute "taxable Canadian property, provided that the value of the Common shares at the time of disposition is not derived principally from real property located in Canada. This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances. The Canadian Tax Act on dividends to U.S. residents is a 15% withholding tax.

ITEM 8.         SELECTED FINANCIAL DATA

The following selected historical consolidated financial data of the Company for the five years ended December 31, 2003 has been derived from the Audited Financial Statements of the Company, which are expressed in Canadian currency. The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in Item 17 of this Registration Statement.

	Year Ended December 31

	1999	2000	2001	2002	2003
Operating Revenue	$33,231	$38,794	$7,021	$0,000	$0,000
Operating Loss	349,931	351,492	157,049	273,823	157,049
Net loss for period	349,931	443,349	1,415,632	1,258,583	157,049
Net Loss per Share	0.03	0.03	0.03	4.179	0.009
Total Assets	12,834	808,409	1,415,632	262,553	373,836
Long-Term Obligations	None	None	None	None	None
Redeemable Preferred Shares	None	None	None	None	None
Dividends	None	None	None	None	None

1999

“Income” was a gain on sale of an investment.

2000

“Income” was interest income on funds on deposit to finance further activities. Principal funding arose from the issue of a U.S. $560,000 8% convertible debenture due June 30, 2001.

2001

Income resulted from interest from funds on deposit. The Company has experienced no changes in accounting procedures over the last five years. There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data

2002

The Company received no income during the period. The Company did experience a changes in accounting procedures wherein it is compliant with U.S. GAAP and GAAS. Advances of $ 984,760 to Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were written off as uncollectible.

2003

The company has no operating business and received no income during the period. In 2003, cash flow was financed by working capital and a loan from a director in the amount of $Cdn. $57,500.

Exchange Rate Data

The following table discloses, for the years indicated, the high, low, end of year and average for year noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes, by the Federal Reserve Bank of New York, as expressed in U.S. Dollars.

	1999	2000	2001	2002	2003
High for year	1.5465	1.5632	1.6097	1.6184	1.5747
Low for year	1.4447	1.4378	1.5032	1.5029	1.2924
End of year	1.4519	1.5035	1.5908	1.5776	1.3033
Average for year	1.4849	1.5005	1.5484	1.5704	1.4015

ITEM 9.        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company should be read in conjunction with Item 8 -Selected Financial Data and the Financial Statements of the Company, and the notes thereto, included elsewhere in this Registration statement.

The Company has experienced no changes in accounting procedures over the last five years. There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data.

The Company has suffered substantial losses in the last six-year period, wherein the Company has experienced a write-down of assets.

The following is a comparative analysis of the results of operations for 2003 vs. 2002:

	2002	2003
Operating revenue	$0,000	$0,000
Costs and expenses	273,823	$157,049
Operating loss	273,823	$157,049
	$273,823	$157, 049

In 2003, the Company received no income. The operating loss of $157,049 in year 2003 represented a decrease of $116,774 or 43% from the 2002 loss. The decrease in the 2003 loss reflects the decrease in fees, travel and promotion expenses of $31,973. Interest payable decreased $59,851. Administration and general expenses decreased by $27,878. The administration and general expenses included general costs, audit, accounting, legal fees, and transfer fees and shareholder information costs. These decreases reflect a reduction in business activity. The company has no operating business.

LIQUIDITY

During 2002 there were no financings and no income.

Supplementary disclosure of non-cash investing and financial activities:

During the 2003 year, the Company issued 26,848,860 common shares pursuant to the conversion privileges of debentures having a combined value of U.S. $886,012 (Cdn. $1,233,948). In 2003, cash flow was financed by working capital and a loan from a director in the amount of $Cdn. $57,500. Also, during the year the company incurred consulting fees from a director and officer in the amount of $150,000. The consideration was the issuance of 3,750,000 common shares of the company.

The following is a comparative analysis of the changes in cash position for 2003 vs. 2002:

     2002

2003

Cash resources provided by (used in):

Operating activities

             $ (160,863)

$ (98,694)

Financing activities

---

    57,500

Investing activities

  (409,645)                        (23,468

(Decrease)/Increase in cash

$ (570,508)

$(63,442)

In 2003, financing was obtained from a director/officer loan of $57,500and the issuance of common shares for $150,000 relating to consulting fees.

The continuation as a going concern is dependant on the continued support from the Company’s investors and on achieving a source of income. Management is pursuing other business opportunities and is confident in its ability to provide capital to effect a successful turnaround for the Company.

The Company has been able, in the past, to raise funds for the acquisition, participation or development of business opportunities. While past ability does not assure future success, the Company believes that it will be able to re-capitalize itself. The Company maintains significant contacts in the U.S., Canada, Europe and other areas with the belief that it will benefit from its experience in securing the required capital to ensure the continuance of the Company as a viable entity.

Any recently issued changes in accounting standards will have little if any impact on the Company’s financial statements if, as and when the standards are adopted. This is applicable to any accounting standards issued (Canadian and U.S.) and their impact on the Company’s financial statements.

The following table illustrates the financial support from investors and management:

Summary of issued share capital:	Shares	Capital
Balance, December 31, 1993	4,011,339	$2,362,586
Private Placement	1,000,000	500,000
Exercise of stock options	358,500	143,400
Exercise of 1993 private placement warrants	225,000	112,500
Exercise of 1994 private placement warrants	175,000	105,000
Balance, December 31, 1994	5,769,839	3,223,486
Private placement	11,378,842	2,275,769
Exercise of stock options	764,000	114,600
Exercise of stock options	425,000	63,750
Balance, December 31, 1996	18,337,681	5,677,605
*Balance, December 31, 1996	4,584,420	5,677,605
Debt settlement	806,125	703,509
Investment in Venezuela Casino project	1,091,250	2,991,335
Consulting, legal and other services	3,843,850	1,095,056
Exercise of stock options	500,000	110,000
Balance, December 31, 1997 and 1998	10,825,645	10,577,605
Consulting, legal and other services	2,225,000	129,807
Related party loan	900,000	52,506
Balance, December 31, 1999	13,950,645	10,759,818
Directors Options	1,000,000	88,620
Conversion of debenture debt to shares
Principal	370,370	75,175
Accrued Interest	11,202	2,268
Balance, December 31, 2000	15,332,217	10,925,881
January 8, 2001 – one new share for 14 old shares	1,095,158	10,925,881
Conversion of debenture debt to shares
Principal	277,992	253,762
Accrued interest	9,265	10,421
Bioforest Investments Inc.	36,723,050	1
Related party loan	2,063,838	1,620,734
Consulting, legal and other services	2,000,000	917,940
Balance, December31, 2001-2002	42,169,302	$13,728,739
April 15, 2003 – 1-140 consolidation	(41,868,106)	-

	301,196	13,728,739
Conversion of notes payable	26,848,860	1,233,948
Management services	3,750,000	150,000

Balance – December 31, 2003	30,900,056	$15,112,687

Ross McGroarty, Chairman of the Company, is committed to financially support the Company, within reason, until such time that the Company implements a vailable business plan.

ITEM 9A.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 10.        DIRECTORS AND OFFICERS OF THE REGISTRANT

The Directors and Executive Officers of the Company as at December 31, 2002 are set forth below:

Name

 Age

 Position

Citizenship

Shares Held

Ross McGroarty

65

Chairman/Secretary

Canadian

6,435,141

David L. Hynes

58

President, Director

Canadian

255

George E. Mara

55

Director

Canadian

Nil

Ross McGroarty has served as Chairman and Director of the Company since June 1991. He was an officer and a director of Ontex Resources Limited from March 1988 to September 1999 and Micromem Technologies Inc. (formerly Avanticorp International Inc.) from September 1987 to June 2000. Both Ontex and Micromem are reporting issuers.

David L. Hynes has served as President and a Director of the Company since April 2000. Mr. Hynes has been a lawyer for several years.

George E. Mara, a businessman, has served as a Director of the Company since August 2000.

There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director or executive officer. There is no family relationship between any director or executive officer and any other director or executive officer.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors is charged with developing and monitoring the Corporation’s governance practices. The following statement reflects the corporate governance practices and policies that the Corporation has either adopted or it is considering adopting. The Corporation believes that the steps it has taken to date represent an appropriate approach to corporate governance and is pleased to make the following disclosure regarding its corporate practices.

BOARD RESPONSIBILITIES AND COMPOSITION

The Board is responsible for the supervision of the management of the Corporation and for approving the overall direction of the Corporation, in a manner, which is in the best interests of the Corporation. The Board has explicitly confirmed its stewardship responsibility for reviewing and approving the Corporation’s strategy, and for implementing, or requiring management to implement, procedures and systems for: (1) adopting a strategic planning process; (2) communications policy; and (5) adopting internal control and management information systems.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Corporation are appropriate, the Board regularly monitors the financial performance of the Corporation’s individual units. This monitoring function often entails review and comment by the Board on various management reports. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems. In respect of senior management succession planning, the Board has been involved in identifying candidates from within and outside the Corporation to fill senior management positions, as required. As a practice, the Board approves significant corporate communications with shareholders.

There were five formal meetings of the Board last year while several matters of business were dealt with by telephone and by written resolution of the directors. Frequency of meetings, and the nature of agenda items change, depending upon the state of the Corporation’s affairs, in light of opportunities or risks, which the Corporation faces from time to time.

The Board is currently composed of three members. Of the current Board members, Mr. Mara is considered by the board to be an “unrelated director”, as in “free from any interest and any business or other relationship which would, or could reasonably perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.” The other two members, Messer’s Hynes and McGroarty are related within the meaning of the Guidelines. In deciding whether a particular director is or is not a “related director”, the Board examined the factual circumstances of each director.

The Board believes that all of its directors made a valuable contribution to the Corporation. A number of the directors, although not “unrelated directors”, possess an extensive knowledge of the Corporation’s business, which has proven to be beneficial to the Board, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and will excuse themselves from deliberations and voting in appropriate circumstances.

BOARD FUNCTIONING AND INDEPENDENCE

The Board has no formal policy with respect to which matters, other than those required by statute, must be brought by the President of the Corporation or other senior management to the Board for approval, however, there is a clear understanding between senior management and the Board that all major strategic decisions including any change in the strategic direction of the Corporation and acquisitions and/or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performances of the Corporation’s business and managements expectations and planned actions in respect thereto.

Mr. Ross McGroarty is the Chairman of the Board of the Corporation; Mr. David L. Hynes is the President of the Corporation. All directors are expected to exercise critical judgment at all times and the outside directors have unrestricted, direct access tobothCorporation executives and the external auditor. In order to assist the Board to discharge its responsibilities, the Board is committed to continuing to examine and develop the processes which it follows in its deliberationforensuringthattheBoardcontinues to fulfill its mandate. The Board has developed a formal position description for the President, which includes development of a strategic plan for the Corporation and the general management of all aspects and affairs of the Corporation, including overseeing the financial management of the Corporation and the Corporation’s compliance with all applicable regulatory requirements. In addition, the Board and the President engage in regular dialogue regarding achieving the Corporation’s strategic objectives as determined by management and the Board. The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would have formalized the process by which the Board would meet without management and for handling the Board’s overall relationship with management.

BOARD COMMITTEES

The Board has an Audit Committee and a Compensation Committee. As and when required, ad hoc committees of the Board will be appointed. As the Board has plenary power, responsibility, which is not delegated, to management or a Board committee remains with the Board. With respect to individual members of the Board, no situation has arisen to date in which an individual member of the Board has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Board would consider any such request by an individual member of the Board on its merits at the time it was made.

AUDIT COMMITTEE

The Audit Committee is composed of three directors, Messrs Hynes, McGroarty and Mara. Mr. Mara is also an outside director. The Audit Committee is responsible for the integrity of the Corporation’s internal accounting and control systems. The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters wherever appropriate COMPENSATION COMMITTEE

The Board’s Compensation Committee is composed of two directors, Messrs Hynes and Mara. Mr. Mara is an outside director. The Committee reviews and approves significant human resources policies. The Committee also develops and articulates the corporate compensation philosophy and reviews and approves stock options and executive compensation, including incentive plans, compensation policies and changes.

NOMINATING COMMITTEE

The Board does not have a nominating committee. All members of the Board are encouraged to bring forward their recommendations for nominees for election thereto. Nominations are made after extensive discussion involving the President and other members of the Board. SHAREHOLDER COMMUNICATIONS

The Corporation endeavors to keep all shareholders well informed as to financial performance of the Corporation, primarily by means of its annual and quarterly reports.

With the approval of the Board, management has appointed Mr. David L. Hynes, President of the Corporation, and Mr. Ross McGroarty, Chairman of the Corporation. They are the principal individuals responsible for receiving shareholder enquiries and addressing shareholder concerns. While being guided by regulatory requirements and the Corporation’s policies in respect to confidentiality and disclosure, Messrs. Hynes and McGroarty are available for interviews by stakeholders, including analysts, the media and investors. They endeavour to respond promptly and appropriately to all such requests and/or inquiries.

ITEM 11.         COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's last fiscal year for services was Cdn. $150,000

ITEM 12.         OPTIONS AND WARRANTS TO PURCHASE SECURITIES FROM REGISTRANT

There were no options exercised in 2003. At a Shareholder’s Meeting on June 26, 2003, the approval of the creation of a new director’s, senior officer’s and key employee’s incentive stock option plan was approved.

ITEM 13.         INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the past three years, there have been no material transactions in which the Company or any of its subsidiaries was a party and in which any director or officer of the Company had a direct or indirect material interest. During the last three years, no officer or director or any of their associates have been indebted to the Company.

PART II

 ITEM 14.        DESCRIPTION OF SECURITIES TO BE REGISTERED

 (Not Applicable)

 PART III

ITEM 15.        DEFAULTS UPON SENIOR SECURITIES

 None, there are no senior securities.

ITEM 16.        CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

There are no changes in securities and there are no changes in security for registered securities.

PART IV

 ITEM 17.        FINANCIAL STATEMENTS

The financial statements are audited in accordance with auditing standards generally accepted in the United States of America.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements:

(b)  See the Index to Financial Statements on page A-1 of the financial statements filed as part of this Registration Statement as Attachment “A:” hereto for year ending: December 31, 2003 with comparative financial statements for 2002.

Exhibits: The following exhibits are filed as part of this registration statement as Attachment “B” Certification and Attachment “C” Certified Shareholder List – December 31, 2003 hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFOREST PACIFIC, INC.

By:  "Ross McGroarty" (signed)

Dated March 15, 2004

Ross McGroarty, Chairman

ATTACHMENT “A”

FINANCIAL STATEMENTS OF

BYRON RESOURCES INC.

(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

                        Index to financial statements

                        Auditor’s Report, Balance Sheets, Statements of Operations

                        & Deficit, Statement of Stockholders Equity, Statement of Changes in Cash Position and

                        Notes to Financial Statements with comparative figures, conducted in accordance with auditing standards generally accepted in Canada and the United States of America.

AUDITORS' REPORT To the Shareholders of

Byron Resources Inc., formerly Bioforest Pacific Inc. (A Development Stage Company)

We have audited the accompanying balance sheets of Byron Resources Inc., formerly Bioforest Pacific Inc., (A Development Stage Company) as at December 31, 2003 and 2002 and the related statements of operations, cash flows and stockholders' equity for each of the years in the two year period ended December 31, 2003 and for the period from commencement of the development stage, January 1, 2002, to December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Byron Resources Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2003 and for the period from commencement of the development stage, January 1, 2002, to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has incurred substantial losses, which raises substantial doubt about its ability to continue as a going concern. Management's plans are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

March 15, 2004

BYRON RESOURCES INC.

(A Development Stage Company)

BALANCE SHEETS AS AT DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

	2003	2002

ASSETS
CURRENT ASSETS
Cash	$3,402	$66,844
Accounts receivable	11,891	1,846
Market securities (Note 3)	356,231	190,650

	371,524	259,340

CAPITAL ASSETS (Note 4)	2,312	3,213

	$373,836	$262,553

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$24,026	$4,200
Notes payable (Note 5)	297,027	1,633,302
Due to shareholder (Note 6)	58,720	-

	379,773	1,637,502

DEFICIT LESS CAPITAL STOCK

DEFICIT	(15,118,624)	(15,103,688)

CAPITAL STOCK (Note 7)	15,112,687	13,728,739

	(5,937)	(1,374,949)

	$373,836	$262,553

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

CONTINGENT LIABILITY (Note 8)

SIGNED ON BEHALF OF THE BOARD

David L Hynes (signed)              )

............................................       )    DIRECTORS

Ross McGroarty (signed)           )

............................................      )

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

(A Development Stage Company) STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

AND JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE) TO DECEMBER 31, 2003

(Stated in Cdn. Dollars)

			January 1,
			2002 (Date of
			Commencement
			of Development
	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,
	2003	2002	2003

EXPENSES
Administration and general	$77,505	$105,383	$182,887
Amortization of capital assets	901	1,204	2,106
Consulting fees	154,556	1,281	155,837
Foreign exchange gain	(156,291)	-	(156,291)
Interest on notes payable	58,575	118,426	177,001
Legal fees	21,803	47,529	69,332

	157,049	273,823	430,872

OPERATING LOSS	157,049	273,823	430,872

WRITE OFF OF A RELATED COMPANY	-	984,760	984,760

NET LOSS FOR THE PERIOD	$157,049	$1,258,583	$1,415,632

NET LOSS PER SHARE	$(0.009)	$(4.179)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	17,081,734	301,196

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

     (A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2003

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity

BALANCE, JANUARY 1, 2002	42,169,302	$13,728,739	$(13,801,947)	$-	$-	$(73,208)

Other comprehensive income,
	as restated (Note 3)	-	-	-	-		(43,158)
	(43,158)

Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)

BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	13,728,739	(13,801,947)	(1,258,583)	(43,158)		(1,374,949)

Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-

Conversion of notes payable (Note7(d))	26,848,860	1,233,948	-	-	-	1,233,948

Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000

Other comprehensive income	-	-	-	-	142,113		142,113

Net loss for the year	-	-	-	(157,049)	-	(157,049)

BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955		$(5,937)

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002 AND

JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2003

(Stated in Cdn. Dollars)

			January 1,
			2002 (Date of
			Commencement
			of Development
	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,
	2003	2002	2003

CASH FROM OPERATIONS
Net loss for the period	$(157,049)	$(1,258,583)	$(1,415,632)
Items not involving cash -
Amortization	901	1,204	2,105
Unrealized foreign exchange gain	(160,043)	-	(160,043)
Write down of advances to a related company	-	984,760	984,760
Consulting fee paid in common shares	150,000	-	150,000

	(166,191)	(272,619)	(438,810)
Change in -
Accounts receivable	(10,045)	5,357	(4,688)
Accounts payable and accrued liabilities	19,826	(11,982)	7,844
Notes payable	57,716	118,381	176,097

	(98,694)	(160,863)	(259,557)

FINANCING ACTIVITY
Related party loans	58,720	-	58,720

INVESTING ACTIVITIES
Purchase of marketable securities	(23,468)	(233,808)	(257,276)
Purchase of capital assets	-	(4,417)	(4,417)
Advances to related company	-	(171,420)	(171,420)

	(23,468)	(409,645)	(433,113)

NET CHANGE IN CASH DURING THE PERIOD	(63,442)	(570,508)	(633,950)

CASH - BEGINNING OF PERIOD	66,844	637,352	637,352

CASH - END OF PERIOD	$3,402	$66,844	$3,402

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

     (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America. The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

The Company has no business operations or sources of revenue. These financial statements have been prepared on a going concern basis. As at December 31, 2003, the Company has a working capital deficiency of $8,249 and has an accumulated deficit of $15,118,624 since inception. Management is seeking business ventures which, when identified, will require financing. The Company's ability to continue as a going concern is dependent upon its ability to identify viable business ventures and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

On April 15, 2003, the Company changed its name from Bioforest Pacific Inc. to Byron Resources Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with general accounting principles accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)	Development Stage Company
The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to December 31, 2003, the period in which the Company has undertaken a new development stage activity.

(b)	Marketable Securities
The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value. Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)	Capital Assets Capital assets are amortized on the diminishing balance method at the following rates per annum:

                                                Computer equipment            -        30%

                                                Office equipment                  -        20%

BYRON RESOURCES INC.

     (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Foreign Currency Translation
Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)	Income Taxes
The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)	Basic Earnings or Loss Per Share
The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)	Fair Value of Financial Instruments
The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)	Comprehensive Income
The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3. MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. and Bio-America Inc. and have been classified as available for sale. Amounts presented for the prior period have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

BYRON RESOURCES INC.

     (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

4.

CAPITAL ASSETS

2003

2002

Accumulated

Cost

Amortization

Net

Net

Computer equipment

$

3,640

$        1,826        $    1,814    $    2,591
Office equipment

778                 280                 498             622

$         4,418    $       2,106        $     2,312    $    3,213

5.

NOTES PAYABLE

6.

DUE TO SHAREHOLDER

2003

2002

8% promissory notes from a shareholder repayable on

on demand with no set terms of repayment.

$

57,500

$

-

Accrued interest

1,220

-

$

58,720

$

-

BYRON RESOURCES INC.

     (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

7. CAPITAL STOCK

(a)	Authorized - Unlimited number of common shares
(b)	Issued -
	Shares	Amount

Balance - December 31, 2001 and 2002	42,169,302	$13,728,739

Consolidation (Note 7(c))	(41,868,106)	-

	301,196	13,728,739

Conversion of notes payable (Note 7(d))	26,848,860	1,233,948
Issued in exchange for management services (Note 9)	3,750,000	150,000

Balance - December 31, 2003	30,900,056	$15,112,687

(c)	On April 15, 2003 the Company filed Articles of Amendment to consolidate the issued common shares on the basis of one new common share for 140 old common shares.
(d)	On May 9, 2003 the Company issued 26,848,860 common shares pursuant to the conversion privileges of debentures having a combined value of U.S. $886,012 (Cdn. $1,233,948).
(e)	On June 26, 2003, the shareholders of the Company approved a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares to qualified directors, officers, employee's. The maximum number of common shares which can be issued pursuant to options granted under this Plan cannot exceed 15% of the number issued and outstanding common shares of the Company. The options are exercisable at not less than the market price of the common shares at the time they are granted. Options vest immediately upon issuance. The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant. No options were granted pursuant to this Plan during the year.

8. CONTINGENT LIABILITY

The Company has been named defendant in a lawsuit by Beach Tree Trust of Nassau, Bahamas, a company related to a former director, for $1,135,254 and 594,999 shares of the Company arising from alleged unpaid amounts with respect to the Company's former Venezuela operations. In the opinion of management the Company will be successful in defending this action. Accordingly, no liability has been recorded in the financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

BYRON RESOURCES INC.

     (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Stated in Cdn. Dollars)

9. RELATED PARTY TRANSACTIONS

During the year the Company incurred consulting fees to a director and officer in the amount of $150,000. This transaction was measured at the exchange amount, which is the amount agreed upon by the transacting parties. It was settled by the issue of 3,750,000 common shares of the Company.

10. INCOME TAXES

The Company has a total of $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years.

Non-capital losses of $5,357,000 expire over the years to 2010. The Company also has capital losses of $8,144,000

ATTACHMENT “B”     Pg. 24

BYRON RESOURCES INC.

(Formerly Bioforest Pacific Inc.)

3606– 2045 Lakeshore Blvd. W., Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE - December 31, 2003

I, Ross McGroarty, certify that:

1. I have reviewed the Audited Report on Form 6-K of BYRON RESOURCES INC. (Formerly Bioforest Pacific Inc. “the registrant”) for period ending December 31, 2003 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared: b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the “Evaluation Date”); and c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: March   15, 2004

/s/ “Ross McGroarty”

/s/ “David L. Hynes”

      Chairman / Secretary

       President

ATTACHMENT “C” Pg. 25 BYRON RESOURCES, INC. Certified Shareholder List – December 31, 2003

REGISTERED SHAREHOLDER	ADDRESS 1	CITY	NY	ZIP CODE	SHARES

PHILLIP NIEMETZ	125 MAIDEN LANE 16TH FL	NEW YORK	NY	10038	100
MARK ADAMUSIAK	28 CHELFORD ROAD	TORONTO ON	CAN	M3B2E5	100
AGAMETE GROUP INC	1910-777 BAY STREET	TORONTO ONTARIO	CAN	M5G 2E4	17676
AGAMETTE GROUP LTD	1910-777 BAY ST	TORONTO ON	CAN	M5G2E4	2684886
				12065-
PATRICK ALLEN & MARIE COSTA JTWROS	13 W CREST DR	CLIFTON PARK	NY	2719	1
ARRUNDI PTY LTD	209 DEEPWATER LTD	CASTLE HILL SYDNEY	AUS		8441
ARTMIS PACIFIC LIMITED	81 MOALA ST	SAMABULA SUVA	FIJ		7144
AUROCHS LIMITED	14 PAR- LA -VIELLE PLACE	HAMILTON	BER	HMJX	716
KAZIMIERZ BABLICH	5 BOSWORTH	TORONTO ON	CAN	M9A4T4	100
JOHN WALKER BAILEY	81 MOALA ST	SAMABULA SUVA	FIJ		1428
BARNES/TAKATA/SAKAMOTO PARTNERSHIP
C/O DAVID BARNES	C/O BYRON RESOURCES	TORONTO	CAN	M5H3M7	1
AMANDA BASKA	1103-2045 LAKESHORE BLVD W	TORONTO ON	CAN	M8V2Z6	100
ANIA BASKA	1103-2045 LAKESHORE BLVD W	TORONTO ON	CAN	M8V2X6	2500500
JOHN T BEARD	PO BOX 1129	SAGAMORE BEACH	MA	2562	1
BELVEDERE INVESTMENTS C/O JEROME E
PYFROM & CO	CHARLOTTE HOUSE 2ND FLOOR	NASSAU	BAH		3351
BERON TRADING LIMITED C/O JEROME E
PYFROM & CO	CHARLOTTE HOUSE 2ND FLOOR	NASSAU	BAH		21638
MARK BRECHER	6400-16TH AVENUE NW	NAPLES	FL	34119	100
OLDRICH CABLA	34 KENWAY ROAD	TORONTO ON	CAN	M8Z4W8	100
CEDE & CO	PO BOX 20 BOWLING GREEN STN	NEW YORK	NY	10274	757666
JANUSZ CHEMIELOWIEC	131 MONEOLA ROAD WEST	MISSISSAUGA ON	CAN	L5G2C4	100
GEORGE CHUMA	2403-2045 LAKESHORE BLVD W	TORONTO ON	CAN	M8V2Z6	100
PETER B CLARK	14-240 SAND KEY ESTATES DR	CLEARWATER	FL	34630	1
COHEN BRAME & SMITH	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	3
COLUM CILLE FOUNDATION	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	17705
COLUM CILLE FOUNDATION OF
BALLYMAGROARTY LTD	BALLINTRA	CO DONEGAL	IRE		2684886
COLUM CILLE FOUNDATION OF KELLS LTD	BALLINTRA	CO DONEGAL	IRE		2684886
CONSOL TRADING CORPORATION LTD	LEVEL 11 CAVILL AVE	SURFERS PARADISE	AUS	QLD4217	3781
CORBIN ENTERPRISES LIMITED	81 MOALA ST	SAMABULA SUVA	FIJ		5714
ROSS COREY	81 MOALA ST	SAMABULA SUVA	FIJ		714
RONALD JOHN CRAIG	8320 ROSEBERRY AVE	BURNABY BC	CAN	V5J 5B4	23
CREATIVE GAMING CONSULTANTS INC	412 LOMA DRIVE	FLORENCE	CO	81226	27
CREATIVE GAMING	932 BURKE STREET	WINSTON SALEM	NC	27101	16
CHRIS CRENSON	80 GWENDOLEN CRES	TORONTO ON	CAN	M2N2L7	100
SHIRLEY I DAWSON	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	3
WIESIA DEBNICKA	2302-2045 LAKESHORE BLVD W	TORNOTO ON	CAN	M8V2Z6	100
EDWARD DEBOLT	15824 BAYVIEW BLVD	GRABILL	IN	46741	1
WALTER DECANIO	125 MADIEN LANE 16TH FL	NEW YORK	NY	10038	100
				43953-
ANNE A DEVRNJA	276 HARMONY DR	WINTERSVILLE	OH	0000	4
DIR INTERNATIONAL	PO BOX N10852	PARADISE ISLAND NASSAU	BAH		714
RITA DOBBERSTEIN	34 ROWANWOOD	TORONTO ON	CAN	M4W1Y7	100
EL TORO INVEST. LTD, JEROME E PYFROM	CHARLOTTE HOUSE 2ND FL.	NASSAU	BAH		14284
EPHESUS INVESTMENTS	81 MOALA ST	SAMABULA SUVA	FIJ		714

FINLAY AUSTRALIA PTY LTD	81 MOALA ST	SAMABULA SUVA	FIJ		1428
DONALD M JR & JOSETTE M FONTAINE JT	2208 PINNACLE DR	UTICA	NY	13501	1
RICHARD A FOX C/O BYRON RESOURCES	181 University Ave. #2200	TORONTO, ONTARIO	CAN	M5H3M7	1
JOSEPH FOX	305 MEADOWLARK RD	FLORENCE	CO	81226	23
STEVEN R FOX	C/O LASORDA GROUP INC	LONG BEACH	CA	90802	143
ANDREW M FREMUTH	9073 ACADEMY VIEW CT	DAYTON	OH	9657	1
SAM FUDA	2805-2045 LAKESHORE BLVD W.	TORONTO ON	CAN	M8V2Z6	100
LINDA E FYE & JAMES D FYE JTWROS	240 HOWARD AVE WE	JAMESTOWN	NY	14701	1
IAN GALLACHER	16 ROVERDALE COURT	UNIONVILLE MARKHAM ON	CAN	L3R 7K7	1
MARY ANN GALLACHER	16 ROVERDALE COURT	UNIONVILLE MARKHAM ON	CAN	L3R 7K7	500
LUIS GARFIAS	2710 1 PALACE PIER COURT	TORONTO ON	CAN	M8V3W9	100
MAUREEN GARFIAS	2710 1 PALACE PIER COURT	TORONTO ON	CAN	M8V3W9	2500500
GLENDALE SECURITIES INC	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	18
GLENDALE SECURITIES INC	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	12
FREDERIC GONZALES JR	6004 CHATEAU LOIRI CIRCLE	MANDEVILLE	LA	70448	1
CHRIS GOS	32 LAMBETH ST	BRAMPTON ON	CAN	L6S2P9	100
CAROLYN GREATHOUSE	6628 MARIPOSA		USA	79912	2
GROVER INVESTMENTS PTY LTD	81 MOALA ST	SAMABULA SUVA	FIJ		13828
JACK D HALL & JEAN HALL JTWROS	10601 N ROLLING MEADOWS CT	MOORESVILLE	IN	46158	1
EDWARD J HALL JR & ANDREA L HALL J.	8837 MORRISON COURT	BLOOMINGTON	IN	47401	1
DANIEL C HARDIE	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	2857
				18222-
SHERI R HELDT & TIMOTHY R HELDT JT	487 SUGARLOAF HEIGHTS RD	DRUMS	PA	2910	2
LEONARD HJ HUNDSCHEID	CAUMERSTR 80	6467 G M KERKRADE		HOLLAND	12
DAVID L HYNES	C/O CASTELLO CASINO CORP	TORONTO ONTARIO	CAN	M5H355	255
JOE IMBESI	2520 MARYLAND AVE	BALTIMORE	MD	21218	4
WOJCIECH INTROWSKI	46 SILVERSHADOW PATH	TORONTO ON	CAN	M9C4Y2	100
WILLIS JUNG	5183 MELBOURNE ST UNIT 405	BANCOUVER, BC	CAN	V5R6E6	1
STEPHEN KILBY & LUCELENIA KILBY	701 SW 189TH TER	PMBK PINES	FL	33029	2
KJ INVESTMENTS C/O JEROME E PYFROM	CHARLOTTE HOUSE 2ND FLOOR	NASSAU	BAH		1428
JERZY KOLACZ	1182 STEAMBANK DRIVE	MISSISSUAGA ON	CAN	L5H1W8	100
MICHOLAS KOLPOWSKI	51 BUDGELL TERRACE	TORONTO ON	CAN	M6S1B3	100
TADEUSZ KRALKA	273 RIVERSIDE DRIVE	TORONTO ON	CAN	M6S4B2	100
MARK KRUSZYNSKI	1271 CONTOUR DRIVE	MISSISSUAGA ON	CAN	L5H1B3	100
DAVE LANGSTON	4208 LAKE TRAIL DR	KENNER	LA	70065	3
CARRIE BRIGHT LIST & JOSEPH ROBERT JT	5653 E IRLO BRONSON HWY	ST CLOUD	FL	34771	3
MBA INVESTORS LTD	ATTN DAN STARCZEWSKI	WINSTON SALEM	NC	27101	6
MARILYN MACDONALD	12 COLONNADE RD	WILLOWDALE ON	CAN	M2K 2L5	500
LESZEK MARCHOW	206 RIVERSIDE DRIVE	TORONTO ON	CAN	M6SA49	100
ERIC MASTEN & HEIDI MASTEN JTTEN	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	1
HEIDI MASTEN & ERIC MASTEN JT TEN	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	1
MCDERMID ST LAWRENCE SECURITIES	1000-601 HASTINGS ST W	VANCOUVER BC	CAN	V6B 5E2	2
BREANA MCGROARTY	810-70 MILL STREET	TORONTO ON	CAN	M5A1R4	100
MARTHA MCGROARTY	810-70 MILL ST	TORONTO ON	CAN	M5A1R4	2500500
PAUL MCGROARTY	2304 GREENLANDS ROAD	VICTORIA BC	CAN	V8N4T4	500
ROSS MCGROARTY	181 UNIVERSITY AVENUE	TORONTO ONTARIO	CAN	M5H 3M7	6435141
CHRISTINE MCLEAN	207 CHEBUCTO DRIVE	OAKVILLE ON	CAN	L6J5R1	100
EVELYN MCLEAN	207 CHEBUCTO DRIVE	OAKVILLE ON	CAN	L6J5R1	100
SEAN MCLEAN	207 CHEBUCTO DRIVE	OAKWILLE ON	CAN	L6J5R1	100
SUZANNE MCLEAN	207 CHEBUCTO DRIVE	OAKVILLE ON	CAN	L6J5R1	2685386
MIKE MCMAHON	3610 S OCEAN BOULEVARD	PALM BEACH	FL	33480	16
PRISCILLA S W MI	58 GRAMPIAN ROAD 1/F	HONG	KONG		3

MOHAWK MANAGEMENT LIMITED	14 PAR- LA- VIELLE PLACE	HAMILTON	BER	HMJX	11788
MOROVO INVESTMENTS LTD	LEVEL 11 50 CA VILL AVE	SURFERS PARADISE	AUS	QLD4217	1821
KASIA MUCHA	3183 TAVITON CT	MISSISSUAGA ON	CAN	L4X2J9	100
MAREK MUCHA	3183 TAVITON CT	MISSISSUAGA ON	CAN	L4X2J9	100
ROBERT MUCHA	27 LORRAINE GARDEN	TORONTO ON	CAN	M9B4Z5	100
OWEN H & DONNA L NICKERSON	1308 NE 146TH AVE	VANCOUVER	WA	98684	1
MATHEW NING & MONICA NING TTEE NING
SUPERANNUATION FUND	2 CLAUDE ST	CHATSWOOD SYDNEY	AUS		2319
ANTHONY THOMAS NORTHCOTE	81 MOALA ST	SAMABULA SUVA	FIJ		71
PETER NYMKOWSKI	9 BEAFORT ROAD	TORONTO ON	CAN	M4E1M6	100
OCEAN MARKETING CORP	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	78
MAREK OLSZEWSKI	5131 ELMRIDGE DR	MISSISSAUGA ON	CAN	L5M5A3	100
OSCAR CHESS PTY LTD	2 WILLOWIE RD	CASTLE COVE, NSW	AUS	2069	6110
TOMMY OWEN	2021 CENTERPOINT RD	BIRMINGHAM	AL	35215	1
PACIFIC RIM MINING LTD C/O
PROFFESIONAL CORPORATE SERVICES	1523 PRINCES BLDG	10 CHATER RD	HKG	9	72862
PACIFIC TIMBER INDUSTRIES PTY LTD	LEVEL 11 50 CAVILL AVENUE	SURFERS PARADISE	AUS	QLD4217	214
ANTHONY PEACHEY TTEE PEACHEY
SUPERANNUATION FUND	12 HILLIYUP STREET	WESTLAKE BRISBANE	AUS		422
ANDREZEJ PEDZIALEK	87 MEDLAND CRES	TORONTO ON	CAN	M6P2N3	100
PELMY LIMITED	81 MOALA ST	SAMABULA SUVA	FIJ		7144
ROGER D PERRY	712 SHERWOOD HILLS	BLOOMINGTON	IN	47401	1
TODD STANLEY PIERCE	PO BOX 23586	NEW ZEALAND			9
CHRISTOPHER M PISCIOTTA	100 SHETLAND DR	SAINT LOUIS	MO	63125	1
BORIS POLETTO	1559 CORMACK CRES	MISSISSUAGA ON	CAN	L5E2P8	100
FRANCO PROFETA	ST TRUIDERSTRAAT 51	BELGIUM	**		4
SALVATORE PROFETA	ST TRUIDERSTEEENWEG 126	BELGIUM	**		4
PYRAMID HOLDING INC	C/O BYRON RESOURCES	TORONTO, ONTARIO	CAN	M5H3M7	10
JAMES A RANSWEILER & DOROTHY J	4301 SHAENANDOAH	DALLAS	TX	2025	3
SAND ENTERTAINMENT INC	325 MARYLAND PARKWAY S	LAS VEGAS	NV	89101	13
WILLIAM J SCHAEFFER	1102 N NEW ST	BETHLEHEM	PA	2718	1
GENE DAVID SOLMUNDSON	633 LODGE AVENUE	WINNIPEG MANITOBA	CAN	R3J0S9	38
ST ANDREWS SECURITIES IRELAND LTD	50-52 PEMBROKE ROAD	DUBLIN 4	IRE		2684886
DANIEL STARCZEWSKI	CONSULTANTS	WINSTON SALEM	NC	27101	4
ROSS SURIANI	23-2350 BRITANNAIA ROAD WEST	MISSISSAUGA ON	CAN	LM56A7	100
RUTH SURIANI	23-2350 BRITANNIA ROAD WEST	MISSISSAUGA ON	CAN	LM56A7	2500500
TAVAM FINANCE CORPORATION LTD	LEVEL 11 50 CAVILL AVE	SURFERS PARADISE	AUS	QLD4217	3105
DAVID GRAHAM THOMSON	1 THE PONDS	UK	**		1
MARGARET TOXIDIS	296 MILL ROAD PH #7	TORONTO ON	CAN	M9C4X8	100
TREW FAMILY TRUST	1921 COLUMBIA CT	TRACY	CA	95376	1071
SAKIUSA TUISALEA	81 MOALA ST	SAMABULA SUVA	FIJ		71
CINDY VANEGAS	18900 SPRINGFIELD AVE	FLOSSMOOR	IL	6E+11	1
BOGDAN WALCZENKO	2233 SHARDAWN MEWS	MISSISSAUGA ON	CAN	L5C1W6	100
RONALD L M WARK	25 RUSSELL HILL ROAD	TORONTO ON	CAN	M4V2S9	100
YUMIKO WEI	8320 ROSEBERRY AVE	BURNABY BC V5J 5B4	CAN		37
GENE WETZEL	2905 GOLDEN FLEECE DR	PASADENA	MD	211226338	1
WIN BLOOM HOLDINGS INC	81 MOALA STREET	SAMABULA SUVA	FIJ	NO ZI	42858
STEVE WINTER & GLORIA WINTER JTWROS	15734 E PALOMINO BLVD	FOUNTAIN HILLS	AZ	85268	1
GARY WOODHOUSE	81 MOALA ST	SAMABULA SUVA	FIJ		358
MUTIAN ZHU	81 MOALA ST	SAMABULA SUVA	FIJ		537
WOJCIECH ZUROWSKI	43 KIRKBRADDEN ROAD EAT	TORONTO ON	CAN	M8Y2E8	100