Form 20-F/A
BYRON RESOURCES INC
filed 2004-07-13
CIK 1041019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F -A

       Amendment Filed: July 13, 2004

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

Item 17 X   Item 18

BYRON RESOURCES INC.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Resources Inc. (the “Company”), certify that:

1. the Annual Report on Form 20-F of the Company for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on April 13, 2004  (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

July 13, 2004

/s/ Ross McGroarty

/s/ David L. Hynes

Ross McGroarty

David L. Hynes

Chairman of the Board and Secretary

President, CEO