Form 20-F
period 2004-12-31
BYRON RESOURCES INC
filed 2005-04-29
CIK 1041019

 Filed: April 28, 2005

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

Byron Global Corp.

(Formerly BYRON RESOURCES INC.)

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

2045 Lakeshore Blvd. W., Suite 3903 Toronto, Ontario M8V 2Z6, Canada

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

Number of outstanding Common shares as of December 31, 2004: 3,089,998

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

Item 17 X   Item 18 __

TABLE OF CONTENTS

 PART I

Page

Item 1.

Description of Business............................................................................................

   3

Item 2.

Description of Property............................................................................................

  4

Item 3.

Legal Proceedings...................................................................................................

4

Item 4.

Control of Registrant................................................................................................

   4

Item 5.

Nature of Trading Market........................................................................................

5

Item 6.

Exchange Controls and Other Limitations Affecting Security Holders.........................

   6

Item 7.

Taxation.................................................................................................................

   6

Item 8.

Selected Financial Data...........................................................................................

   6

Item 9.

Management's Discussion and Analysis of Financial Condition and

Results of Operations..............................................................................................

   7

Item 9A.

Quantitative and Qualitative Disclosures about Market Risk.......................................

 9

Item 10.

Directors and Officers of Registrant........................................................................

   9

Item 11.

Compensation of Directors and Officers..................................................................

   11

Item 12.

Options to Purchase Securities from Registrant........................................................

 11

Item 13.

Interest of Management in Certain Transactions......................................................

   11

PART II

Item 14.

Description of Securities to be Registered..................................................................

   12

PART III

Item 15.

Defaults Upon Senior Securities...............................................................................

   12

Item 16.

Changes in Securities and Changes in Security for Registered Securities....................

   12

PART IV

Item 17.

Financial Statements................................................................................................

   13

Item 18.

Financial Statements................................................................................................

   13

Item 19.

Financial Statements and Exhibits.............................................................................

   13

Signatures.....................................................................................................................................

   14

Attachment “A” Index to Financial Statements................................................................................

   13

Attachment“B”CertificationsofDisclosureSection302 (a) & 906………………………………………    25

Attachment “C” Shareholder List...................................................................................................

     27

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

Introduction

Byron Global Corp. (“Byron” or the “Company”) is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 2045 Lakeshore Blvd. W., Suite 3903, Toronto, Ontario, M8V 2Z6.  The Company currently has no operating business.

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

General History and Development of Byron Global Corp. ( formerly Byron Resources, Inc.)

The Company was incorporated under the laws of the Province of British Columbia, Canada, on July 18, 1986 as Castello Resources Ltd.  It subsequently changed its name to Castello Business Systems Ltd. on January   21, 1993 before becoming Castello Casino Corp. on October 31, 1995. In 1995, Articles of Continuance provided for the Company’s continuance in the Province of Ontario, Canada.  Articles of Amendment granted Castello provided for an increase in the authorized capital   to 100,000,000 common shares of no par value and the consolidation of the common shares on the basis of four (4) pre-consolidation common shares for one (1) post-consolidation common share.   The company, on April 15, 2003, changed its name to Byron Resources Inc., and the common shares of the company were consolidated on the basis of 1 new share for each 140 shares held, approval having been granted at the Annual and Special Meeting of Shareholders held on December 12, 2002. .   The company, on July 9, 2004, changed its name to Byron Global Corp, and on August 3, 2004 the common shares of the company were consolidated on the basis of 1 new share for each 10 shares held, approval having been granted at the Annual and Special Meeting of Shareholders held on June 25, 2004.

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

ITEM 3.        LEGAL PROCEEDINGS

On June 9, 2000, the company was also served a Statement of Claim on behalf of Beach Tree Trust of Nassau, a company associated with Mr. Fox, a former director.  The Claim is an amount of US $1,135, 234 and 594,999 pre-consolidated shares of Castello.  Beach Tree claims that various sums of money were paid to Castello to finance a gaming facility in Venezuela.  Ross McGroarty, the Chairman of Castello, has also been named as a defendant.  Management is of the opinion that the claim is without merit and is defending the claim.In February 1994, the Company submitted a proposal to the Ontario Government to establish the initial First Nation Casino on native lands in the Province of Ontario.  The Government repudiated this participation in November 1994.  The Company (Plaintiff) filed a claim in the Ontario Court (General Division) against the Province of Ontario (Defendant) in June 1995 in the amount of $825,000 and punitive damages in the amount of $10,000,000. Castello’s position is that it was allowed participation in the process, being in compliance with the agreed to objectives, criteria and guidelines. In April 2002, the claim was amended to include the Ontario Casino Corporation. Castello claims the Government acted in bad faith and abused the process by repudiating the participation of gaming management companies.

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

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common shares	All officers and directors As a group	375,050	12.14%

Ross McGroarty holds 375,025 shares and David L. Hynes holds 25 shares.

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

0.20

Quarter ended March 31, 2004

No trade

No trade

Quarter ended June 30, 2004

No trade

No trade

Quarter ended September 30, 2004

No trade

No trade

Quarter ended December 31, 2004

No trade

No trade

Jan. 3, 2001 (1-14) consolidation

April 15, 2003 (1-140) consolidation

August 3, 2004 (1-10 consolidation)

DEMOGRAPHICS OF SHARE DISTRIBUTION

On December 31, 2004, 75,932 of the outstanding common shares were held by persons with United States addresses in eighteen (18) states.  Shareholder distribution in countries other than the United States totaled 3,014,006 common shares, of which 178,937 are restricted securities. The demographics of the share distribution are as follows: Australia 2,621; Bahamas 4,141; Bermuda 1,250; Canada 2,988,787; Fiji 8,200; Hong Kong 7,286; Ireland 1,770.

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

ITEM 7.TAXATION

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

Dividends paid or credited on the Common shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.  For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market).  Under the Canada-United States Income Tax Convention, 1980 (the “Tax Treaty”) the rate is generally reduced to 15% for dividends paid to a person who is a US resident.  Dividends paid to US corporations owning at least 10% of the voting stock of the Company are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995.  Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

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

ITEM 8.

SELECTED FINANCIAL DATA

The following selected historical consolidated financial data of the Company for the five years ended December 31, 2004    has been derived from the Audited Financial Statements of the Company, which are expressed in Canadian currency.  The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in Item 17 of this Registration Statement.

Year Ended December 31

	2000	2001	2002	2003	2004
Operating Revenue	$38,794	$7,021	$ 0,000	$0,000	$0,000
Operating Loss Net loss for period	351,492 443,349	157,049 1,415,632	273,823 1,258,583	157,049 157,049	84,575 84,575
Net Loss per Share	0.03	0.03	4.179	0.009	0.03
Total Assets	808,409	1,415,632	262,553	373,836	231,143
Long-Term Obligations	None	None	None	None	None
Redeemable Preferred Shares	None	None	None	None	None
Dividends	None	None	None	None	None

2000

“Income” was interest income on funds on deposit to finance further activities.  Principal funding arose from the issue of a U.S. $560,000 8% convertible debenture due June 30, 2001.

2001

 Income resulted from interest from funds on deposit. The Company has experienced no changes in accounting procedures over the last five years.  There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data

2002

The Company received no income during the period. The Company did experience a change in accounting procedures   wherein it is compliant with U.S. GAAP and GAAS. Advances of $ 984,760 to Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were written off as uncollectible.

2003

The company has no operating business and received no income during the period. In 2003, cash flow was financed by working capital and a loan from a director in the amount of $Cdn. $57,500.

2004

The company has no operating business and received no income during the period. In 2004, cash flow was financed by working capital and a loan from a director in the amount of $Cdn. $63,938.

Exchange Rate Data

The following table discloses, for the years indicated, the high, low, end of year and average for year noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes, by the Federal Reserve Bank of New York, as expressed in U.S. Dollars.

	2000	2001	2002	2003	2004
High for year	1.5632	1.6097	1.6184	1.5747	1.3968
Low for year	1.4378	1.5032	1.5029	1.2924	1.1774
End of year	1.5035	1.5908	1.5776	1.3033	1.2271
Average for year	1.5005	1.5484	1.5704	1.4015	1.3015

ITEM 9.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company should be read in conjunction with Item 8 - Selected Financial Data and the Financial Statements of the Company, and the notes thereto, included elsewhere in this Registration statement.

The Company has experienced no changes in accounting procedures over the last five years.  There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data.

The Company has suffered substantial losses in the last six-year period, wherein the Company has experienced a write-down of assets.

The following is a comparative analysis of the results of operations for 2004 vs. 2003:

	2003	2004
Operating revenue	$0,000	$0,000
Costs and expenses	$157,049	84,575
Operating loss	$157, 049	84,575

During 2004, the Company received no income. The operating loss of $ 84,575  in year 2004 represented a decrease of $72,474  or 53.8% from the 2003 loss.  The decrease in the 2004 loss reflects the decrease in fees, travel and promotion expenses of $154,556. Interest payable decreased $27,111.   Administration and general expenses decreased by $44,627.  The administration and general expenses included general costs, audit, accounting, legal fees, and transfer fees and shareholder information costs.  These decreases reflect a reduction in business activity. The company has no operating business.

LIQUIDITY

During the 2003 year, the Company issued 26,848,860 common shares pursuant to the conversion privileges of debentures having a combined value of U.S. $886,012 (Cdn. $1,233,948).  In 2003, cash flow was financed by working capital and a loan from a director in the amount of $Cdn. $57,500. Also, during the year the company incurred consulting fees from a director and officer in the amount of $150,000. The consideration was the issuance of 3,750,000 pre consolidated common shares of the company.

During 2004 there were no financings and no income.

Supplementary disclosure of non-cash investing and financial activities:

The following is a comparative analysis of the changes in cash position for 2004 vs. 2003:

	2003	2004
Cash resources provided by (used in):
Operating activities	$ (98,694)	$ (68,642)
Financing activities	57,500	71,449
Investing activities	(23,468)	-
(Decrease)/Increase in cash	$(63,442)	$2,807

 In 2004, financing was obtained from a director/officer loan of $ 71,449.

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

The following table illustrates the financial support from investors and management:

Summary of issued share capital:	Shares	Capital
Balance, December 31, 1993	4,011,339	$2,362,586
Private Placement	1,000,000	500,000
Exercise of stock options	358,500	143,400
Exercise of 1993 private placement warrants	225,000	112,500
Exercise of 1994 private placement warrants	175,000	105,000
Balance, December 31, 1994	5,769,839	3,223,486
Private placement	11,378,842	2,275,769
Exercise of stock options	764,000	114,600
Exercise of stock options	425,000	63,750
Balance, December 31, 1996	18,337,681	5,677,605
*Balance, December 31, 1996	4,584,420	5,677,605
Debt settlement	806,125	703,509
Investment in Venezuela Casino project	1,091,250	2,991,335
Consulting, legal and other services	3,843,850	1,095,056
Exercise of stock options	500,000	110,000
Balance, December 31, 1997 and 1998	10,825,645	10,577,605
Consulting, legal and other services	2,225,000	129,807
Related party loan	900,000	52,506
Balance, December 31, 1999	13,950,645	10,759,818
Directors Options	1,000,000	88,620
Conversion of debenture debt to shares
Principal	370,370	75,175
Accrued Interest	11,202	2,268
Balance, December 31, 2000	15,332,217	10,925,881
January 8, 2001 – one new share for 14 old shares	1,095,158	10,925,881
Conversion of debenture debt to shares
Principal	277,992	253,762
Accrued interest	9,265	10,421
Bioforest Investments Inc.	36,723,050	1
Related party loan	2,063,838	1,620,734
Consulting, legal and other services	2,000,000	917,940
Balance, December31, 2001-2002	42,169,302	$13,728,739
April 15, 2003 – 1-140 consolidation	(41,868,106)	-
	301,196	13,728,739
Conversion of notes payable	26,848,860	1,233,948
Management services	3,750,000	150,000
Balance – December 31, 2003	30,900,056	$15,112,687

June 25, 2004 – 1-10 consolidation	(27,810,058)
Balance December 31, 2004	3,089,998	$15,112,687

Ross McGroarty, Chairman of the Company, is committed to financially  support the Company, within reason, until such time that the Company implements a vailable business plan.

ITEM 9A.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

12

ITEM 10.

DIRECTORS AND OFFICERS OF THE REGISTRANT

The Directors and Executive Officers of the Company as at December 31, 2002 are set forth below:

Name

 Age

 Position

Citizenship

Shares Held

Ross McGroarty

66

Chairman/Secretary

Canadian

375,025

David L. Hynes

59

President, Director

Canadian

25

George E. Mara

56

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

 BOARD COMMITTEESThe Board has an Audit Committee and a Compensation Committee. As and when required, ad hoc committees of the Board will be appointed. As the Board has plenary power, responsibility, which is not delegated, to management or a Board committee remains with the Board. With respect to individual members of the Board, no situation has arisen to date in which an individual member of theBoard has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Boardwould consider any such request by an individual member of the Board on its merits at the time it was made.

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

ITEM 11.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's last fiscal year for services was Nil

ITEM 12.

OPTIONS AND WARRANTS TO PURCHASE SECURITIES FROM REGISTRANT

There were no options exercised in 2004. At a Shareholder’s Meeting on June 25, 2003 the approval of the creation of a new director’s, senior officer’s and key employee’s incentive stock option plan was approved.

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

BYRON GLOBAL CORP.

By:” Ross McGroarty”   (signed)

 Dated April 28, 2005

Ross McGroarty, Chairman

ATTACHMENT "A"

FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in Cdn. Dollars)

Larry O'Donnell, CPA, P.C.

Telephone (303)745-4545

                                                                                          2228 South Fraser Street

Unit 1

                                                                                                                                 Aurora, Colorado    80014

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Byron Global Corp. (Formerly Byron Resources Inc.)

Toronto, Ontario

I have audited the accompanying balance sheet of Byron Global Corp. (Formerly Byron Resources Inc.) as of December 31, 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended and the period from commencement of the development state, January 1. 2002, to December 31, 2004.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Byron Global Corp. (Formerly Byron Resources Inc.), as of December 31, 2004, and the results of its operations and cash flows for the year then ended and the period from commencement of the development state, January 1. 2002, to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Larry O’Donnell, CPA, P.C.

April 24, 2005

BYRON GLOBAL INC.

(formerly Byron Resources Inc.)

(A Development Stage Company)

BALANCE SHEETS AS AT DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS

Cash	$6,209	$3,402
Accounts receivable	571	11,891
Marketable securities (Note 3)	222,695	356,231
	229,475	371,524

CAPITAL ASSETS (Note 4)	1,668	2,312

	$231,143	$373,836

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$25,711	$24,026
Notes payable (Note 5)	299,310	297,027
Due to shareholder (Note 6)	130,169	58,720

	455,190	379,773

DEFICIT LESS CAPITAL STOCK

DEFICIT	(15,336,734)	(15,118,624)

CAPITAL STOCK (Note 7)	15,112,687	15,112,687

	(224,047)	(5,937)

	$231,143	$373,836

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

CONTINGENT LIABILITIES (Note 8)

David L Hynes (signed) )
.................................................... ) DIRECTORS
Ross McGroarty (signed) )
................................................... )

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002

AND JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2004

				January 1,
				2002 (Date of
				Commencement
				of Development
	Year ended	Year ended	Year ended	Stage) to
	December 31	December 31,	December 31,	December 31,
	2004	2003	2002	2004

EXPENSES
Administration and general	$32,878	$77,505	$92,297	$202,680
Amortization of capital assets	644	901	1,204	2,749
Consulting fees	-	154,556	1,281	155,837
Foreign exchange loss (gain)	(21,952)	(156,291)	13,086	(165,157)
Interest on notes payable	31,464	58,575	118,426	208,465
Legal fees	41,541	21,803	47,529	110,873

	84,575	157,049	273,823	515,447

OPERATING LOSS	84,575	157,049	273,823	515,447

WRITE OFF OF RELATED COMPANY	-	-	984,760	984,760

NET LOSS FOR THE YEAR	$84,575	$157,049	$1,258,583	$1,500,207

NET LOSS PER SHARE (Note 11)	$(0.03)	$(0.09)	$(41.79)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (Note 11)	3,089,998	1,708,173	30,120

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2004

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity

BALANCE, JANUARY 1, 2002	42,169,302	$13,728,739	$(13,801,947)	$-	$-	$(73,208)

Other comprehensive income,
as restated (Note 3)	-	-	-	-	(43,158)	(43,158)

Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)

BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	13,728,739	(13,801,947)	(1,258,583)	(43,158)	(1,374,949)

Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-

Conversion of notes payable (Note7 (d))	26,848,860	1,233,948	-	-	-	1,233,948

Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000

Other comprehensive income	-	-	-	-	142,113	142,113

Net loss for the year	-	-	-	(157,049)	-	(157,049)

BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2004

(Stated in Cdn. Dollars)

		Deficit		Deficit
				Accumulated			Accumulated	Accumulated
	Number of			Prior to			During the	Other
	Common			Development			Development	Comprehensive	Stockholders'
	Shares	Amount		Stage			Stage	Income	Equity

BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687		$(13,801,947)			$(1,415,632)	$98,955	$(5,937)

Share consolidation (Note 7(f))	(27,810,058)	-		-			-	-	-

Extraordinary dividend (Note 12)	-	-	-		$	Nil	-	-

Other comprehensive loss	-	-		-			-	(133,535)	(133,535)

Net loss for the year	-	-		-			(84,575)	-	(84,575)

BALANCE, DECEMBER 31, 2004	3,089,998	$15,112,687		$(13,801,947)			$(1,500,207)	$(34,580)	$(224,047)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003, 2002 AND

JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2004

				January 1, 2002
				(Date of
				Commencement
				of Development
	Year ended	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2004

CASH FROM OPERATIONS
Net loss for the year	$(84,575)	$(157,049)	$(1,258,583)	$(1,500,207)
Items not involving cash -
Amortization	645	901	1,204	2,750
Unrealized foreign exchange loss (gain)	(21,670)	(160,043)	-	(181,713)
Write down of advances to a related company -		-	984,760	984,760
Consulting fee paid in common shares	-	150,000	-	150,000

	(105,600)	(166,191)	(272,619)	(544,410)
Change in -
Accounts receivable	11,320	(10,045)	5,357	6,632
Accounts payable and accrued liabilities	1,685	19,826	(11,982)	9,529
Notes payable	23,953	57,716	118,381	200,050

	(68,642)	(98,694)	(160,863)	(328,199)

FINANCING ACTIVITY
Advances by shareholder	71,449	58,720	-	130,169

INVESTING ACTIVITIES
Purchase of marketable securities	-	(23,468)	(233,808)	(257,276)
Purchase of capital assets	-	-	(4,417)	(4,417)
Advances to related company	-	-	(171,420)	(171,420)
	-	(23,468)	(409,645)	(433,113)

NET CHANGE IN CASH DURING THE YEAR	2,807	(63,442)	(570,508)	(631,143)

CASH - BEGINNING OF YEAR	3,402	66,844	637,352	637,352

CASH - END OF YEAR	$6,209	$3,402	$66,844	$6,209

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in Cdn. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

The Company has no business operations or sources of revenue.  These financial statements have been prepared on a going concern basis.  As at December 31, 2004, the Company has a working capital deficiency of $225,715 and has an accumulated deficit of $15,336,734 since inception.  Management is seeking business ventures which, when identified, will require financing.  The Company's ability to continue as a going concern is dependent upon its ability to identify viable business ventures and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

On April 15, 2003, the Company changed its name from Bioforest Pacific Inc. to Byron Resources Inc.

On June 25, 2004, the Company changed its name from Byron Resources Inc. to Byron Global Corp.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to December 31, 2004, the period in which the Company has undertaken a new development stage activity.

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

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

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

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

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

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. (671,000 shares; fair market value of $221,430) and Bio-America Inc. (15,000 shares; fair market value of $1,265) and have been classified as available for sale.  Amounts presented for the periods prior to December 31, 2002 have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in Cdn. Dollars)

4.

CAPITAL ASSETS

		2004		2003
		Accumulated
	Cost	Amortization	Net	Net

Computer equipment	$3,640	$2,370	$1,270	$1,826
Office equipment	778	380	398	280

	$4,418	$2,106	$1,668	$2,106

5.

NOTES PAYABLE

	2004	2003

8% convertible unsecured debenture in the amount of U.S $248,431 (2003- U.S. $230,029), repayable on demand with no set repayment terms,. The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the highest of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price
	$299,310	$297,027

6.

DUE TO SHAREHOLDER

	2004	2005
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$121,438	$57,500
Accrued interest	8,731	1,220

	$130,169	$58,720

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in Cdn. Dollars)

7.

CAPITAL STOCK

(c)

On April 15, 2003 the Company filed Articles of Amendment to consolidate the issued common shares on the basis of one new common share for 140 old common shares.

(d)

On May 9, 2003 the Company issued 26,848,860 common shares pursuant to the conversion privileges of debentures having a combined value of U.S. $886,012 (Cdn. $1,233,948).

 (e)

On June 26, 2003, the shareholders of the Company approved a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares to qualified directors, officers, employees.  The maximum number of common shares which can be issued pursuant to options granted under this Plan cannot exceed 15% of the number issued and outstanding common shares of the Company.  The options are exercisable at not less than the market price of the common shares at the time they are granted.  Options vest immediately upon issuance.  The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant.  No options were granted pursuant to this Plan during the year.

(f)      On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders the consolidation of the issued common shares on the basis of one new common share for ten old common shares.

8.

CONTINGENT LIABILITIES

(a) The Company has been named defendant in a lawsuit by Beach Tree Trust of Nassau, Bahamas, a company related to a former director, for $1,135,254 and 594,999 shares of the Company arising from alleged unpaid amounts with respect to the Company's former Venezuela operations.  In the opinion of management the Company will be successful in defending this action.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in Cdn. Dollars)

8.       CONTINGENT LIABILITIES (continued)

 (b)  The Company has been named defendant in a lawsuit by Ontex Resources Limited for approximately $16,000 for alleged rent in arrears. In the opinion of management the Company will be successful in defending this action.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

9.

RELATED PARTY TRANSACTIONS

During the year, the Company incurred consulting fees to a director and officer in the amount of $Nil (2003 - $150,000; 2002 - $Nil).  The transaction was measured at the exchange amount, which is the amount agreed upon by the transacting parties.

10.

INCOME TAXES

The Company has a total of $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years.

Non-capital losses of approximately $4,043,000 expire over the years to 2011.  The Company also has capital losses of $8,144,000.

11.

PER SHARE DATA

On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders the consolidation of the issued common shares on the basis of one new common share for ten old common shares. The share and per share figures for prior periods have been restated to reflect this change.

12.

EXTRAORDINARY DIVIDEND

On June 1, 2004, the Company incorporated a wholly-owned subsidiary Int’l Resources Inc. (A Delaware Corporation)

On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders an extraordinary dividend of all the Company’s common shares of Int’l Resources Inc. to its shareholders on the basis on one share of Int’l Resources Inc. for every one share of Byron Global Corp. as of the record date of July 6, 2004. The net assets of Int’l Resources Inc. at the time of distribution were $Nil and accordingly that amount has been recorded in the accounts as the value of the extraordinary dividend.

The directors believes this “spin-off” will enable management of each company to focus on each respective business, allow the ability to grant stock option incentives to employees linked solely to each respective company, and enhance access to financing.

13.

COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current period presentation.

ATTACHMENT "B"

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

3903– 2045 Lakeshore Blvd. W.,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE - December 31, 2004

I, Ross McGroarty, certify that:

1. I have reviewed the Audited Report on Form 6-K of BYRON GLOBAL CORP. (Formerly Byron Resources Inc.) “the registrant”) for period ending December 31, 2004 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

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

4. The registrant’s other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d -14) for the registrant and we have:

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

DATE: April 27, 2005

/s/ “Ross McGroarty”

/s/ “David L. Hynes”

      Chairman / Secretary

       President

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

3903– 2045 Lakeshore Blvd. W.,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the audited Report on Form 6-K of the Company for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on April 28, 2005  (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

April 27, 2005

/s/ “Ross McGroarty”                                                    /s/ “David L. Hynes”

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO

ATTACHMENT “C”

BYRON GLOBAL CORP. Certified Shareholder List – February 1, 2005

Adamusiak, Mark	10
Arrundi Pty Ltd.	844
Artmis Pacific Limited	714
Aurochs Limited	71
Bablich, Kazimierz	10
Bailey, John Walker	142
Baska, Amanda	10
Baska, Ania	50
Belvedere Investments	335
Beron Trading Limited	2,163
Brecher, Mark	10
Cabla, Oldrich	10
CEDE & CO.	75,754
Chemielowiec, Janusz	10
Chuma, George	10
Colum Cille Foundation	1,770
Consol Trading Corporation Ltd	378
Corbin Enterprises Limited	571
Corey, Ross	71
Craig, Ronald John	2
Creative Gaming	1
Creative Gaming Consultants Inc	2
Crenson, Chris	10
Debnicka, Wiesia	10
Decanio, Walter	10
Dir International	71
Dobberstein, Rita	10
El Toro Investments Ltd	1,428
Ephesus Investments	71
Finlay Australia Pty Ltd	142
Fox, Joseph	2
Fox, Steven R.	14
Fuda, Sam	10
Gallacher, Mary Ann	50
Garfias, Luis	10

Garfias, Maureen	50
Glendale Securities Inc	3
Gos, Chris	10
Grover Investments Pty Ltd	1,382
Hardie, Daniel C	285
Hundscheid, Leonard HJ	1
Hynes, David L	25
Introwski, Wojciech	20
KJ Investments	142
Kolacz, Jerzy	10
Kolpowski, Micholas	10
Kozub, Noreen & George JTWROS	12
Kralka, Tadeusz	10
Macdonald, Marilyn	50
Marchow, Leszek	10
Mathew Ning & Monica Ning Ttee Ning Super	231
McGroarty, Breana	10
McGroarty, Martha	50
McGroarty, Paul	50
McGroarty, Ross	375,025
Mclean, Christine	10
Mclean, Evelyn	10
Mclean, Sean	10
Mclean, Suzanne	50
Mcmahon, Mike	16
Mohawk Management Limited	1,178
Morovo Investments Ltd	182
Mucha, Kasia	10
Mucha, Marek	10
Mucha, Robert	10
Niemetz, Phillip	10
Northcote, Anthony Thomas	7
Nymkowski, Peter	10
Ocean Marketing Group	7
Olszewski, Marek	10
Oscar Chess Pty Ltd	611
Pacific Rim Mining Ltd	7,286
Pacific Timber Industries Pty Ltd	21
Peachey, Anthony & Ttee	42
Pedzialek, Andrezej	10
Pelmy Limited	714
Poletto, Boris	10
Pyramid Holding Inc	1
Sand Entertainment Inc	1
Solmundson, Gene David	3
Suriani, Ross	10
Suriani, Ruth	50
Tavam Finance Corporation Ltd	310
Toxidis, Margaret	10
Trew Family Trust	107
Tuisalea, Sakiusa	7
W.D. Latimer Co. Limited	2,612,707
Walczenko, Bogdan	10
Wark, Ronald L M	10
Wei, Yumiko	3
Win Bloom Holdings Inc	4,285
Woodhouse, Gary	35
Zhu, Mutian	53
Zurowski, Wojciech	10
3,089,998