Form 20-F/A
period 2004-12-31
BYRON GLOBAL CORP
filed 2005-07-29
CIK 1041019

Filed: AMENDED July 28, 2005

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

Item 17 X       Item 18 __

TABLE OF CONTENTS

 PART I

Page

Item 1.

Description of Business

   3

Item 2.

Description of Property

  4

Item 3.

Legal Proceedings

4

Item 4.

Control of Registrant

   4

Item 5.

Nature of Trading Market

5

Item 6.

Exchange Controls and Other Limitations Affecting Security Holders

   6

Item 7.

Taxation

   6

Item 8.

Selected Financial Data

   6

Item 9.

Management's Discussion and Analysis of Financial Condition and

Results of Operations

   7

Item 9A.

Quantitative and Qualitative Disclosures about Market Risk

 9

Item 10.

Directors and Officers of Registrant

   9

Item 11.

Compensation of Directors and Officers

   11

Item 12.

Options to Purchase Securities from Registrant

 11

Item 13.

Interest of Management in Certain Transactions

   11

PART II

Item 14.

Description of Securities to be Registered

   12

PART III

Item 15.

Defaults Upon Senior Securities

   12

Item 16.

Changes in Securities and Changes in Security for Registered Securities

   12

PART IV

Item 17.

Financial Statements

   13

Item 18.

Financial Statements

   13

Item 19.

Financial Statements and Exhibits

   13

Signatures

   14

Attachment "A" Index to Financial Statements

   13

Attachment"B"CertificationsofDisclosureSection302 (a) & 906                                                            25

Attachment "C" Shareholder List

     27

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

Introduction

Byron Global Corp. ("Byron" or the "Company") is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 2045 Lakeshore Blvd. W., Suite 3903, Toronto, Ontario, M8V 2Z6.  The Company currently has no operating business.

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

BioForest Investments Inc. had the right to earn 70% of BioForest Holdings (Fiji) Limited and BioForest Products (Fiji) Limited ("H&P") upon providing U.S. $10,000,000. H&P are 30% owned by the Taukei Unit Trust, which represents the interest of certain Fijian owners of forestlands. The funding was to be used to acquire several indigenous timber concessions in the Republic of Fiji, to purchase and upgrade certain operating sawmills and dry mills and for operating capital. The Company was not successful in raising the required capital. Pursuant to agreements dated August 31, 1999 and October 25, 1999 and the extension granted on September 26, 2001, by the Native Trust Board of Fiji, the rights to the Merit Concession expired on October 31, 2002.

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

In November 1995, the Company entered into a Joint Venture agreement to acquire an interest in a Venezuelan gaming entertainment centre.  The agreement provided the Company would provide not less than $1,618,800 for development of the project.  The agreement provided that 80% of the operating profit would be applied to repayment of capital advanced by the Company. Subsequently the company acquired a 25% interest in Inveriones Forum SA for the consideration of $1.00. Pursuant to an agreement dated December 30, 1996, the Company acquired a further 21.85% interest in Inveriones Forum SA, valued at $3,033,675 to hold 46.85%.  The consideration was through the issuance of 1,091,250 units comprising one (1) common share and one (1) Series "A" Warrant.  The Warrant entitled the holder to purchase one (1) common share for CDN$2.78 per share and to receive one (1) Series "B" Warrant.  Each Series "B" Warrant entitled the holder to purchase one (1) common share for $3.34 per share.  The warrants expired on March 21, 1998.

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

ITEM 7.TAXATION

The following is a summary of the Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common shares.  The discussion does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws; however, this discussion covers all material tax consequences.  Shareholders are advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States.  The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (I) deal at arm’s length with the Company, (ii) are not residents of Canada, (iii) hold the Common shares as capital property, and (iv) do not use or hold Common shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid or credited on the Common shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.  For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market).  Under the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") the rate is generally reduced to 15% for dividends paid to a person who is a US resident.  Dividends paid to US corporations owning at least 10% of the voting stock of the Company are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995.  Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder generally will not be subject to tax in Canada on capital gains realized from disposition of Common shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada).  Generally, the Common shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common shares owned not less than 25% of the issued shares of any class of the capital stock of the Company.  Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common shares which constitute "taxable Canadian property, provided that the value of the Common shares at the time of disposition is not derived principally from real property located in Canada.  This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances.  The Canadian Tax Act on dividends to U.S. residents is a 15% withholding tax.

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

2000

"Income" was interest income on funds on deposit to finance further activities.  Principal funding arose from the issue of a U.S. $560,000 8% convertible debenture due June 30, 2001.

2001

 Income resulted from interest from funds on deposit. The Company has experienced no changes in accounting procedures over the last five years.  There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data

2002

The Company received no income during the period. The Company did experience a change in accounting procedures   wherein it is compliant with U.S. GAAP and GAAS. The changes were to conform from Canadian GAAP to US GAAP.  Principally, the changes were to reclassify items in the equity section.  There was no significant affect on the operating losses. Advances of $ 984,760 to Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were written off as uncollectible.

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

$ 2,362,586

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

The Board is currently composed of three members. Of the current Board members, Mr. Mara is considered by the board  to be an "unrelated director", as in "free from any interest and any business or other relationship which would, or could reasonably perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding." The other two members, Messer’s Hynes and McGroarty are related within the meaning of the Guidelines.  In deciding whether a particular director is or is not a "related director", the Board examined the factual circumstances of each director.

The Board believes that all of its directors made a valuable contribution to the Corporation. A number of the directors, although not "unrelated directors", possess an extensive knowledge of the Corporation’s business, which has proven to be beneficial to the

Board, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and will excuse themselves from deliberations and voting in appropriate circumstances.

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

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements:

(b)

See the Index to Financial Statements on page A-1 of the financial statements filed as part of this Registration Statement as Attachment "A:" hereto for year ending:  December 31, 2003 with comparative financial statements for 2002.

Exhibits: The following exhibits are filed as part of this registration statement as Attachment "B" Certification and Attachment "C" Certified Shareholder List – December 31, 2003 hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

By:" Ross McGroarty"   (signed)

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Byron Global Corp. (Formerly Byron Resources Inc.)

Toronto, Ontario

I have audited the accompanying balance sheet of Byron Global Corp. (Formerly Byron Resources Inc.) as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ ~~equity~~ deficit, and cash flows for each of the years then ended and the period from commencement of the development state, January 1. 2002, to December 31, 2004.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

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

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Byron Global Corp. (Formerly Byron Resources Inc.), as of December 31, 2004 and 2003, and the results of its operations and cash flows for each of the year then ended and the period from commencement of the development state, January 1. 2002, to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1, the Company’s has negative working capital, negative cash flows from operations and operating losses which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in those matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Larry O’Donnell, CPA, P.C.

April 24, 2005

BYRON GLOBAL INC.

(formerly Byron Resources Inc.)

(A Development Stage Company)

BALANCE SHEETS AS AT DECEMBER 31, 2004 AND 2003

(Stated in Cdn. Dollars)

	2004				2003
ASSETS
CURRENT ASSETS
Cash	$6,209				$3,402
Accounts receivable	571				11,891
Marketable securities (Note 3)	222,695				356,231

	229,475				371,524
CAPITAL ASSETS (Note 4)	1,668				2,312

	$231,143				$373,836

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$25,711				$24,026
Notes payable (Note 5)	299,310				297,027
Due to shareholder (Note 6)	130,169				58,720

	455,190				379,773

DEFICIT LESS CAPITAL STOCK
DEFICIT
Deficit accumulated prior to development stage	(13,801,947)	-	-	-	(13,801,947)
Accumulated during the development stage	(1,500,207)	-	-	-	(1,415,632)
Accumulated other comprehensive income	(34,580)	-	-	-	98,955
	(15,336,734)				(15,118,624)

CAPITAL STOCK (Note 7)	15,112,687				15,112,687

	(224,047)				(5,937)

	$231,143				$373,836

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 8)

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

CONTINGENT LIABILITIES (Note 8)

SIGNED ON BEHALF OF THE BOARD

      David L Hynes (signed)

)

  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

)

DIRECTORS

      Ross McGroarty (signed)

)

 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

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

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2004

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, JANUARY 1, 2002	42,169,302	$13,728,739	$(13,801,947)	$-	$ -	$(73,208)
Other comprehensive income, as restated (Note 3) -		-	-	-	(43,158)	(43,158)
Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)

Comprehensive income (loss) (1,301,711)

BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	13,728,739	(13,801,947)	(1,258,583)	(43,158)	(1,374,949)

Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-
Conversion of notes payable (Note7 (d))	26,848,860	1,233,948	-	-	-	1,233,948
Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000
Other comprehensive income	-	-	-	-	142,113	142,113
Net loss for the year	-	-	-	(157,049)	-	(157,049)
Comprehensive income (loss) (14,936)

BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2004

(Stated in Cdn. Dollars)

	Deficit	Deficit
		Accumulated	Accumulated	Accumulated
Number of		Prior to	During the	Other
Common		Development	Development	Comprehensive	Stockholders'
Shares	Amount	Stage	Stage	Income	Equity

BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)		$(1,415,632)	$98,955	$(5,937)
Share consolidation (Note 7(f))	(27,810,058)	-	-		-	-	-
Extraordinary dividend (Note 12)	-	-	-	$	Nil	-	-
Other comprehensive loss	-	-	-		-	(133,535)	(133,535)
Net loss for the year	-	-	-		(84,575)	-	(84,575)

Comprehensive income (loss) (218,110)

BALANCE, DECEMBER 31, 2004                   3,089,998        $                       15,112,687            $      (13,801,947)     $               (1,500,207)        $             (34,580)            $     (224,047)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003, 2002 AND

JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2004

(Stated in Cdn. Dollars)

					January 1,
					2002 (Date of
					Commencement
					of Development
	Year ended	Year ended		Year ended	Stage) to
	December 31,		December 31,	December 31,	December 31,
	2004		2003	2002	2004

CASH FROM OPERATIONS
Net loss for the year	$(84,575)		$(157,049)	$(1,258,583)	$(1,500,207)
Items not involving cash -
Amortization	645		901	1,204	2,750
Unrealized foreign exchange loss (gain)	(21,670)		(160,043)	-	(181,713)
Write down of advances to a related company		-	-	984,760	984,760
Consulting fee paid in common shares	-		150,000	-	150,000

	(105,600)		(166,191)	(272,619)	(544,410)
Change in -
Accounts receivable	11,320		(10,045)	5,357	6,632
Accounts payable and accrued liabilities	1,685		19,826	(11,982)	9,529
Notes payable	23,953		57,716	118,381	200,050

	(68,642)		(98,694)	(160,863)	(328,199)

FINANCING ACTIVITY
Advances by shareholder	71,449		58,720	-	130,169

INVESTING ACTIVITIES
Purchase of marketable securities		-	(23,468)	(233,808)	(257,276)
Purchase of capital assets		-	-	(4,417)	(4,417)
Advances to related company		-	-	(171,420)	(171,420)

	-		(23,468)	(409,645)	(433,113)

NET CHANGE IN CASH DURING THE YEAR	2,807		(63,442)	(570,508)	(631,143)

CASH - BEGINNING OF YEAR	3,402		66,844	637,352	637,352

CASH - END OF YEAR $	6,209		$3,402	$66,844	$6,209

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

(c)

Capital Asset  Capital assets are amortized on the diminishing balance method at the following rates per annum:

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

(i)

Investment Valuation

The Company carries its investments at fair value, as determined in good faith by the Board of Directors. Securities that are publicly traded are valued at the closing price on the valuation date. Debt and equity securities that are not publicly traded are valued at fair value as determined in good faith by the Board of Directors.  In making such determination, the Board of Directors values non-convertible debt securities at cost plus amortized original issue discount plus payment-in-kind ("PIK") interest, if any, unless adverse factors lead to a determination of a lesser valuation. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have resulted had a readily available market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuation currently assigned.   Additionally, events and changes in circumstances may indicate that a decline in an investment is other than temporary.   If that occurs a loss is realized recognized.  A new cost basis is established at that time.  Subsequent increases or decreases in the fair value of the securities which are not deemed to be other than temporary are recognized as unrealized gains or losses.

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

Ontex Resources Limited is involved in the exploration of mineral properties in Ontario and Quebec, through direct ownership and joint ventures with third parties. Ontex also has an investment in a gas exploration company in Ontario (Echo Energy TSX V- Tier 1).

 The Investment in Echo is comprised of 7,037,436 shares of Echo beneficially owned and controlled by the Ontex. Some of these shares are escrowed. The Echo shares are thinly traded, the current market value as of June 2, 2005 was $ 1.20 per share / market value $ 8,444,932, the March 31, 2005 market value was $1.08 per share resulting in a total value of $7,600,431 down from a December 31, 2004 total market value of $11,259,898 at $1.60 per share and down from an October 2004 high of $ 3.25 representing a total market value of $ 22,871,667.

Property Description and Location

The Brookbank Property. The Brookbank Deposit contains an indicated mineral resource of 1,325,000 tonnes, grading 7.4 grams of gold per tonne ("g Au/tonne") indicated and an inferred mineral resource of 931,000 tonnes grading 7.0 g Au/tonne inferred at a cut-off grade of 2.0 g Au/tonne gold. The resource was calculated by John P. Thompson and Associates in 2000 and remains open for expansion along strike and at depth. The Brookbank Property comprises approximately 682 leased and staked claims located in the

- 22  -

Thunder Bay Mining Division, 175 km northeast of the City of Thunder Bay. In 1990 Placer Dome provided an Indicated Mineral Inventory estimate subsequent to leaving the property because of protracted legal proceedings. Previously, in 1997/8, Hudson Bay presented a proposal for production. Noranda shallow drilled in the 1940’s.

Brookbank Deposit

Approximately 343.6 hectares (849 acres) in Irwin Township within the Beardmore - Geraldton Gold Belt, 180 km northeast of Thunder Bay, Ontario. Company’s Interest in the Property 100% interest in the claims which are in good standing subject to a royalty.

Cherbourg-Fox Ear Property

Approximately 4,613.6 hectares (11,400 acres) in the Sandra and Irwin Townships within the Beardmore - Geraldton Gold Belt, 180 km Northeast of Thunder Bay, Ontario. The claims are in good standing and are held by Ontex, as to a 74% interest, and by Metalore, as to a 26% interest.

Leduc and Walters Properties

Approximately 9007 hectares (22,130 acres) in Walters and Leduc Townships in the Beardmore -

Geraldton Gold Belt, 180 km northeast of Thunder Bay, Ontario. The claims are in good standing and are held by Ontex, as to a 74% interest, and by Metalore, as to a 26% interest.

Paint Lake Leased Claims: Right of First Refusal

Approximately 121.4 hectares (300 acres) in Walters Township in the Beardmore-Geraldton Gold Belt, 180 km northeast of Thunder Bay, Ontario. The leased claims are in good standing and are held by Metalore. Pursuant to an agreement with Metalore, Metalore has granted to Ontex a perpetual right of first refusal with respect to the mineral rights to the six leased claims in Walters Township owned by Metalore (known as the "Paint Lake Leased Claims").

The Deloro Property

The following is a summary of the claims that comprise the Deloro Property:

Approximately 985.5 hectares in Deloro Township, Porcupine Mining Division, within the municipality of Timmins, Ontario, 4 km south of the Buffalo Ankerite Gold Mine and 5.4 km south of the Dome Gold Mine.  Company’s Interest in the Property is a 100% interest in the patents which are in good standing subject to royalties.

ONTEX - Liquidity

[a] Shareholder Financing

In the first quarter of 2004, directors and officers exercised options for proceeds of $115,000. As a result, the Company issued 353,846 common shares. As at March 31, 2005, the Company had 2,696,154 directors and officers options outstanding with a weighted average exercise price of $0.325 expiring between May 15, 2005 and October 20, 2005.

During the three month period ended June 30, 2004, the Company issued 245,733 common shares pursuant to a private placement for proceeds of $81,092.

During the three month period ended September 30, 2004, the Company issued 400,000 common shares pursuant to a warrant conversion for proceeds of $132,000.

During the fourth quarter of 2004, the Company issued 175,757 shares pursuant to warrant conversions for proceeds of $59,000.

[b] Working Capital

As at March 31, 2005 the Company had a nil cash balance and a working capital deficiency of $266,275. The Company needs to raise additional cash in order to continue to meet its operating activities. The Company has the potential to raise an additional $877,750 through the exercise of directors and officers options as described above and has, on January 18, 2005, submitted a proposal to issue up to 1,470,588 flow through common shares by way of private placement at $0.34 per share. The Company also has a royalty interest in certain oil and natural gas leases as described below which will provide the Company with cash flow during 2005 on the anniversary date of production commencement. In addition, the Company does have investments in publicly traded securities which could be sold to raise funds.

[c] Commitments

The Company does not have any material commitments.

Capital Resources

[a] Mineral Exploration Properties

Exploration expenses incurred during the three month period ended March 31, 2005 totaled $10,283 [2004 - $10,833] of which $4,828 was capitalized and $5,455 was expensed. The expenses were incurred for various follow-up work with respect to maintenance of rights under claims.

[b] Investment in Echo

As at March 31, 2005, Ontex had a net investment in Echo of $588,165. The decrease in the investment in Echo from the December 31, 2004 balance of $592,055 is a result of the Company’s proportionate share of losses for the three month period ended March 31, 2005 of $3,840.

The investment is comprised of 7,037,436 shares of Echo beneficially owned and controlled by the Company. While these shares are thinly traded, the March 31, 2005 market value was $1.08 per share resulting in a total value of $7,600,431 down from a December 31, 2004 total market value of $11,259,898 at $1.60 per share.

The company’s interest in Echo arose from the merger of Pifher and Energy. On July 2, 2004 the Company announced that Pifher and Energy were moving forward with a proposed merger. On August 19, 2004 Pifher announced that it had received the required approval from its shareholders with regards to its agreement to merge. Pifher had previously received conditional approval from the TSX Venture Exchange in connection with the proposed merger. The merger was effected through the amalgamation of Energy and 1593485 Ontario Inc. ("Subco"), a wholly-owned special purpose subsidiary of Pifher, pursuant to an amended and restated pre-amalgamation agreement dated June 11, 2004 among Pifher, Energy and Subco. Pifher owned approximately 19.14% of Energy’s outstanding common shares prior to the merger, all of which were cancelled in the amalgamation and replaced with shares of the corporation formed as a result of the amalgamation of Subco and Energy. The resulting corporation carried on in the name of Energy. Energy is 100% owned by Pifher subsequent to the amalgamation. Upon completion of the amalgamation, Energy shareholders other than Pifher received 1.2575 newly issued common shares of Pifher in exchange for each of their Echo common shares.

This share exchange ratio was determined through negotiations between an independent committee of the board of Pifher and the board of Energy. Amongst other things, the parties considered a valuation and fairness opinion prepared by Dundee Securities Corporation ("Dundee") dated October 31, 2003. On March 4, 2004 Dundee updated its opinion and then after further negotiations between the parties, it was agreed, that Energy shareholders (other than Pifher) would receive 1.2575 newly issued common shares of Pifher in exchange for each of their Energy common shares. In its report on the valuation and fairness opinion, to the independent committee of Pifher's board, Dundee valued Energy, with a 100% weighting on the Net Asset Value method, resulting in a range of values from $6.50 to $8.05 per Energy common share and Pifher, with a 100% weighting on the Net Asset Value method, resulting in a range of values from $5.29 to $6.31.

Ontex acquired 1,232,425 common shares of Pifher under the Amalgamation. Prior to the amalgamation, Ontex held 1,113,387 common shares of Pifher and 980,060 common shares of Energy. As a result of the amalgamation, Ontex beneficially owned and controlled 2,345,812 common shares of Pifher, which constituted 13.7% of the common shares of Pifher outstanding following completion of the Amalgamation.

By articles of amendment dated October 13, 2004, Pifher Resources Inc. changed its name to Echo Energy Canada Inc. Effective October 15, 2004, Echo split its shares on a 3-for-1 basis increasing the number of shares beneficially owned and controlled by the Company to 7,037,436.

Pursuant to a requirement of the TSX Venture Exchange ("Exchange") (which was imposed as a condition to the Exchange’s approval of the Amalgamation), the Company entered into a Tier 2 Value Escrow Agreement under which the Company deposited 2,829,375 common shares (943,125 pre-split shares) of Echo into escrow with the escrow agent. Under the terms of the agreement, 10% of the escrowed shares were released upon the Exchange issuing the bulletin ("Exchange Bulletin"), dated October 15, 2004, confirming the Exchange’s final acceptance of the Amalgamation, and further, 15% of the original number of escrowed shares will be released from escrow every 6 months following the date of the Exchange Bulletin.

Additionally, a separate tranche of 2,576,361 common shares (858,787 pre-split shares) of Echo held by the Company remain in escrow pursuant to an escrow agreement ("Policy 5.2 Escrow Agreement") dated October 14, 1998, which was required under former Ontario Securities Commission Policy 5.2 ("Policy 5.2") in connection with the initial public offering of Echo. The Company originally deposited 3,860,514 common shares (1,226,838 pre-split shares) of Echo under the Policy 5.2 Escrow Agreement. Since the date of the Policy 5.2 Escrow Agreement, 1,104,153 common shares (368,051 pre-split shares) have been automatically released from escrow and the balance of shares will be released from escrow based on expenditures and cumulative cash flow requirements provided in Policy 5.2. The common shares remaining in escrow will be cancelled within 10 years of the Policy 5.2 Escrow Agreement

On March 12, 2005, Echo reported on Gas Reserve Estimations in respect of lands in southwestern Ontario subject to gas leases held by it. The reserve estimations were prepared by Jim McIntosh Petroleum Engineering Ltd. ("McIntosh"), Echo’s consulting engineer. According to McIntosh’s Reserve Estimation the estimated net proved gas reserves on leased acreage in Ontario, are 32.76 bcf (billion cubic feet) and the estimated probable reserves are 41.46 bcf, for a total estimated gas reserve of 74.22 bcf. .

During the fourth quarter of 2004, Echo completed its natural gas delivery system and compressor station, commercial operations commenced and Echo was considered to be in the operational stage.

For more detailed information, please refer to public filings from Echo.

In 2002, Ontex purchased a royalty interest in respect of 2,000 acres of natural gas and oil leases in Bayham Township, in Southwestern Ontario, from Southern Ontario Natural Gas Limited. The royalty purchased under the transaction consists of a gross overriding royalty of 5% until Echo has recovered all capital costs relating to the drilling on and development of the land affected by the said leases and, immediately following the earlier of the payout of the capital costs or five years from the date of the purchase and sale agreement, the royalty shall be increased to 10%. The overriding royalty applies to 8 Echo operated gas wells which, based on the reserves data discussed above, is estimated by McIntosh to have a net present worth of $1,323,000 at a discount rate of 10 percent. One well commenced operation prior to December 31, 2004 and the other 7 are expected to be in production by December 31, 2005.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in Cdn. Dollars)

4.

CAPITAL ASSETS

2004

2003

Accumulated

Cost

Amortization

Net

Net

Computer equipment

$           3,640       $            2,370            $       1,270       $                 1,826

Office equipment                                                              778                         380                       398                              280

$              4,418    $             2,106           $        1,668      $                 2,106

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

                         2003

8% promissory notes from a shareholder repayable on

on demand with no set terms of repayment.

$

121,438

$

          57,500

Accrued interest

8,731

              1,220

$

130,169

$

          58,720

- 26  -

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in Cdn. Dollars)

7.

CAPITAL STOCK

(a)

Authorized -

            Unlimited number of common shares

(b)

Issued -

                        Shares

                                            Amount

Balance - December 31, 2001 and 2002

42,169,302

$

13,728,739

Consolidation (Note 7(c))

(41,868,106)

-

301,196

13,728,739

Conversion of notes payable (Note 7(d))

26,848,860

1,233,948

Issued in exchange for management services (Note 9)

3,750,000

150,000

Balance - December 31, 2003                                                                                                               30,900,056                                15,112,687

                         Consolidation (Note 7(f))

                           (27,810,058)

                                                -

                        Balance - December 31, 2004

3,089,998

$

15,112,687

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

10.

INCOME TAXES

The Company has a total of $119,000 of various classes of resource deductions available for carry forward to apply against taxable income of future taxation years.

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

The directors believes this "spin-off" will enable management of each company to focus on each respective business, allow the ability to grant stock option incentives to employees linked solely to each respective company, and enhance access to financing.

13.

COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current period presentation.

14.  WRITE OFF OF RELATED COMPANY

During the year ended December 31, 2002, the Company determined that advances to a related company, Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were uncollectible.  The advances totaling $984,760 where written off in that period.

- 28  -

ATTACHMENT "B"                                                            BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

3903– 2045 Lakeshore Blvd. W.,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE - December 31, 2004

I, Ross McGroarty, certify that:

1. I have reviewed the Audited Report on Form 6-K of BYRON GLOBAL CORP. (Formerly Byron Resources Inc.) "the registrant") for period ending December 31, 2004 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

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

4. The registrant’s other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d -14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared:

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the "Evaluation Date"); and

c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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

DATE: April 27, 2005

/s/ "Ross McGroarty"                                                         /s/ "David L. Hynes"

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

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the "Company"), certify that:

1. the audited Report on Form 6-K of the Company for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on April 28, 2005  (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

April 27, 2005

/s/ "Ross McGroarty"                                                    /s/ "David L. Hynes"

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO

ATTACHMENT "C"

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
3,089,998

BYRON GLOBAL CORP.

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, M8V 2Z6 Canada

Tel: 416 594 0528 Fax: 416 594 6811

Email: byronres@sympatico.ca

July 14, 2005

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Att: Kristin Shifflett

Tel: 202 551 3381

Via Fax: 202 772 9202

1 Page

RE:  BYRON GLOBAL CORP.

File No. 000 – 30194

 Comment Letter dated July 12, 2005

Dear Ms. Shifflett;

Pursuant to page 4 of the above captioned letter, please be advised we acknowledge that:

1.

The company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

Ross McGroarty

Chairman / Secretary