Form 20-F/A
period 2004-12-31
BYRON GLOBAL CORP
filed 2005-09-27
CIK 1041019

Filed: AMENDED September 27, 2005

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

Mr. Ross McGroarty is the Chairman of the Board of the Corporation; Mr. David L. Hynes is the President of the Corporation. All directors are expected to exercise critical judgment at all times and the outside directors have unrestricted, direct access to both Corporation executives and the external auditor. In order to assist the Board to discharge its responsibilities, the Board is committed to continuing to examine and develop the processes which it follows in its deliberation for ensuring that the Board continues to fulfill its mandate. The Board has developed a formal position description for the President, which includes development of a strategic plan for the Corporation and the general management of all aspects and affairs of the Corporation, including overseeing the financial management of the Corporation and the Corporation’s compliance with all applicable regulatory requirements. In addition, the Board and the President engage in regular dialogue regarding achieving the Corporation’s strategic objectives as determined by management and the Board. The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would have formalized the process by which the Board would meet without management and for handling the Board’s overall relationship with management.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Byron Global Corp. (Formerly Byron Resources Inc.)

Toronto, Ontario

I have audited the accompanying balance sheet of Byron Global Corp. (Formerly Byron Resources Inc.) as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years then ended and the period from commencement of the development state, January 1. 2002, to December 31, 2004.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

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