Form 20-F
period 2005-12-31
BYRON GLOBAL CORP
filed 2006-05-01
CIK 1041019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Filed: APRIL 28, 2006

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

(Address of principal executive office)

Tel: (416) 594-0528

Fax: (416) 594-6811

E-mail: byronres@sympatico.ca

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

Number of outstanding Common shares as of December 31, 2005: 3,089,998

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

Item 17 X

Item 18 __

2

TABLE OF CONTENTS

		PART I	Page
Item	1.	Description of Business	3
Item	2.	Description of Property	4
Item	3.	Legal Proceedings	4
Item	4.	Control of Registrant	5
Item	5.	Nature of Trading Market	5
Item	6.	Exchange Controls and Other Limitations Affecting Security Holders	6
Item	7.	Taxation	6
Item	8.	Selected Financial Data	7
Item	9.	Management's Discussion and Analysis of Financial Condition and
		Results of Operations	8
Item	9A.	Quantitative and Qualitative Disclosures about Market Risk	10
Item	10.	Directors and Officers of Registrant	10
Item	11.	Compensation of Directors and Officers	12
Item	12.	Options to Purchase Securities from Registrant	12
Item	13.	Interest of Management in Certain Transactions	12
		PART II
Item	14.	Description of Securities to be Registered	12
		PART III
Item	15.	Defaults Upon Senior Securities	12
Item	16.	Changes in Securities and Changes in Security for Registered Securities	12
		PART IV
Item	17.	Financial Statements	12
Item	18.	Financial Statements	12
Item	19.	Financial Statements and Exhibits	12
Signatures			12
Attachment "A” Financial Statements and Auditors Report			13
Attachment "B"CertificationsofDisclosureSection302 (a) & 906			26
Attachment		"C" Shareholder List	28

3

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

General History and Development of Byron Global Corp. (formerly Byron Resources, Inc.

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

The Company was originally formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States.  By 1989, the Company abandoned its option on the mining claims held in British Columbia and sold its oil and gas interests in 1990.

In July 1991, the Company entered into an agreement with Minolta Corporation to market and to distribute the Minolta Pay fax machine.  By Agreement dated May 3, 1993, the Company and Minolta Corporation terminated the agreement.  The agreement provided for payments to the Company aggregating CD$600,000 including the re-purchase of equipment.

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

Also in 1994, the Company entered into an agreement to purchase certain casino properties in Central City, Colorado, and advanced $662,510.  The terms provided for a 4% equity interest in the project.  The Company received from the Vendor, a $683,000 convertible Promissory Note with an 8% interest rate and payable on demand after April 8, 1996.  The Note was convertible into an additional 6% interest in the project.  The operator abandoned the project and the company has written off its investment.

In November 1995, the Company entered into a Joint Venture agreement to acquire an interest in a Venezuelan gaming entertainment centre.  The agreement provided the Company would provide not less than $1,618,800 for development of the project.  The agreement provided that 80% of the operating profit would be applied to repayment of capital advanced by the Company. Subsequently the company acquired a 25% interest in Inversiones Forum SA for the consideration of $1.00. Pursuant to an agreement dated December 30, 1996, the Company acquired a further 21.85% interest in Inversiones Forum SA, valued at $3,033,675 to hold 46.85%.  The consideration was through the issuance of 1,091,250 units comprising one (1) common share and one (1) Series "A" Warrant.   In July 1997, a new Venezuelan federal law was enacted which prohibited the operation of any gaming related facility to operate without a license from the federal government.  The facility had been operating under municipal license until that point in time.  The federal law superceded all local and municipal licenses and terminated all gaming operations in the country at that time. The Company has written off its investment of $5,648,857 in the project.

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

ITEM 2.

DESCRIPTION OF PROPERTY

The Company maintains corporate headquarters in Toronto, Ontario, Canada.  The space consists of 300 square feet plus common area, and is leased on a monthly basis from the Chairman of the company.

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

 Examination of Discovery has been completed, and the Company when in a financially able will make application for a trial date.

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

On March 8, 2006, Ontex Resources Limited obtained a Judgment on its claim against the Company for rental arrears in the amount of $14,794 plus interest and costs.

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

Title of Class	Amount Owned	Percent of Class
Common shares	375,050	12.14%

Ross McGroarty holds 375,025 shares and David L. Hynes holds 25 shares.

ITEM 5.

NATURE OF TRADING MARKET

The common shares are quoted on the OTC Bulletin Board.  The table below indicates the high and low sales prices for common shares in U.S. Dollars as reported on the OTC Bulletin Board for each full fiscal quarter of Company the since the first quarter of fiscal year 2001.

	High	Low
Quarter ended March 31, 2001	1.75	0.56
Quarter ended June 30, 2001	0.75	0.53
Quarter ended September 30, 2001	0.65	0.23
Quarter ended December 31, 2001	0.22	0.07
Quarter ended March 31, 2002	0.10	0.07
Quarter ended June 30, 2002	0.08	0.03
Quarter ended September 30, 2002	0.03	0.02
Quarter ended December 31, 2002	0.03	0.02
Quarter ended March 31, 2003	0.013	0.01
Quarter ended June 30, 2003	0.01	0.01
Quarter ended September 30, 2003	No trade	No trade
Quarter ended December 31, 2003	0.20	0.20
Quarter ended March 31, 2004	No trade	No trade
Quarter ended June 30, 2004	No trade	No trade
Quarter ended September 30, 2004	No trade	No trade
Quarter ended December 31, 2004	No trade	No trade
Quarter ended March 31, 2005	No trade	No trade
Quarter ended June 30, 2005	No trade	No trade
Quarter ended September 30, 2005	No trade	No trade
Quarter ended December 31, 2005	1.00	1.00

Jan. 3, 2001 (1-14) consolidation; April 15, 2003 (1-140) consolidation; August 3, 2004 (1-10 consolidation)

DEMOGRAPHICS OF SHARE DISTRIBUTION: On December 31, 2004, 75,932 of the outstanding common shares were held by persons with United States addresses in eighteen (18) states.  Shareholder distribution in countries other than the United States totaled 3,014,006 common shares, of which 178,937 are restricted securities. The demographics of the share distribution are as follows: Australia 2,621; Bahamas 4,141; Bermuda 1,250; Canada 2,988,787; Fiji 8,200; Hong Kong 7,286; Ireland 1,770.

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

ITEM 8.

SELECTED FINANCIAL DATA

The following selected historical consolidated financial data of the Company for the five years ended December 31, 2005 has been derived from the Audited Financial Statements of the Company, which are expressed in Canadian currency.  The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in Item 17 of this Registration Statement.

Year Ended December 31

	2001	2002	2003	2004	2005
Operating Revenue	$7,021	$ 0,000	$0,000	$0,000	$0,000
Operating Loss Net loss	157,049 1,415,632	273,823 1,258,583	157,049 157,049	84,575 109,024	57,469 180,071
Net Loss per Share	0.03	4.179	0.09	0.04	0.06
Total Assets	1,415,632	262,553	373,836	231,143	3,580
Long-Term Obligations	None	None	None	None	None
Redeemable Preferred Shares	None	None	None	None	None
Dividends	None	None	None	None	None

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

2003 The company has no operating business and received no income during the period. In 2003, cash flow was financed by working capital and a loan from a director in the amount of $Cdn. $58,720.

2004 The company has no operating business and received no income during the period. In 2004, cash flow was financed by working capital and a loan from a director in the amount of $Cdn. $71,449.

2005 The company has no operating business and received no income during the period. In 2005, cash flow was financed by working capital and a loan from a director in the amount of Cdn. $ 38,534.

Exchange Rate Data

The following table discloses, for the years indicated, the high, low, end of year and average for year noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes, by the Federal Reserve Bank of New York, as expressed in U.S. Dollars.

	2001	2002	2003	2004	2005
High for year	1.6097	1.6184	1.5747	1.3968	1.2704
Low for year	1.5032	1.5029	1.2924	1.1774	1.1507
End of year	1.5908	1.5776	1.3033	1.2271	1.1659

Average for year	1.5484	1.5704	1.4015	1.3015	1.2116

7

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

The Company has suffered substantial losses in the last six-year period, wherein the Company has experienced a write-down of assets.

The following is a comparative analysis of the results of operations for 2005 vs. 2004:

	2004	2005
Operating revenue	$00, 000	$00,000
Costs and expenses	$84, 575	$57,469
Operating loss	$84, 575	$57,469

During 2005, the Company received no income. The operating loss of $ 57,469 in year 2005 represented a decrease of $27,106 or 32% from the 2004 loss.  The decrease in the 2005 loss reflects mainly the decrease of administration costs and legal fees. Interest payable increased $1,237. Administration and general expenses decreased by $7,612.  The administration and general expenses included general costs, audit, accounting, legal fees, and transfer fees and shareholder information costs.  These decreases reflect a reduction in business activity. The company has no operating business.

LIQUIDITY

During 2005 there were no financings and no income.

Supplementary disclosure of non-cash investing and financial activities:

The following is a comparative analysis of the changes in cash position for 2005 vs. 2004:

Cash resources provided by (used in):	2004	2005
Operating activities	$(68,642)	$(43,984)
Financing activities	71,449	38,534
Investing activities	-	-
(Decrease)/Increase in cash	$(2,807)	$(5,450)

 In 2005, financing was obtained from a director/officer loan of $ 38,534.

The continuation as a going concern is dependant on the continued support from the Company’s investors and on achieving a source of income.  Management is pursuing other business opportunities and is confident in its ability to provide capital to effect a successful turnaround for the Company. In the past, The Company has been able to raise funds for the acquisition, participation or development of business opportunities.  While past ability does not assure future success, the Company believes that it will be able to re-capitalize itself.  The Company maintains significant contacts in the U.S., Canada, Europe and other areas with the belief that it will benefit from its experience in securing the required capital to ensure the continuance of the Company as a viable entity.

Any recently issued changes in accounting standards will have little if any impact on the Company’s financial statements if, as and when the standards are adopted.  This is applicable to any accounting standards issued (Canadian and U.S.) and their impact on the Company’s financial statements.

The following table illustrates the financial support from investors and management:

Summary of issued share capital:
	Shares	Capital
Balance, December 31, 1993	4,011,339	$ 2,362,586
Private Placement	1,000,000	500,000
Exercise of stock options	358,500	143,400
placement warrants	225,000	112,500
warrants	175,000	105,000
Balance, December 31, 1994	5,769,839	3,223,486
Private placement	11,378,842	2,275,769
Exercise of stock options	764,000	114,600
Exercise of stock option	425,000	63,750
Balance, December 31, 1996	18,337,681	5,677,605
*Balance, December 31, 1996	4,584,420	5,677,605
Debt settlement	806,125	703,509
Investment in Venezuela Casino project	1,091,250	2,991,335
Consulting, legal and other services	3,843,850	1,095,056
Exercise of stock options	500,000	110,000
Balance, December 31, 1997 and 1998	10,825,645	10,577,605
Consulting, legal and other services	2,225,000	129,807
Related party loan	900,000	52,506
Balance, December 31, 1999	13,950,645	10,759,818
Directors Options	1,000,000	88,620
Conversion of debenture debt to shares
Principal	370,370	75,175
Accrued Interest	11,202	2,268
Balance, December 31, 2000	15,332,217	10,925,881
January 8, 2001 – one new share for 14 old shares	1,095,158	10,925,881
Conversion of debenture debt to shares
Principal	277,992	253,762
Accrued interest
	9,265	10,421
Bioforest Investments Inc.	36,723,050	1
Related party loan	2,063,838	1,620,734
Consulting, legal and other services	2,000,000	917,940
Balance, December31, 2001-2002	42,169,302	$13,728,739
April 15, 2003 – 1-140 consolidation	(41,868,106)	-
	301,196	13,728,739
Conversion of notes payable	26,848,860	1,233,948
Management services	3,750,000	150,000
Balance – December 31, 2003	30,900,056	$15,112,687
June 25, 2004 – 1-10 consolidation	(27,810,058)
Balance December 31, 2004	3,089,998	$15,112,687

Ross McGroarty, Chairman of the Company, is committed to financially support the Company, within reason, until such time that the Company implements available business plan.

ITEM 9A

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 Not Applicable.

ITEM 10.

 DIRECTORS AND OFFICERS OF THE REGISTRANT

The Directors and Executive Officers of the Company as at December 31, 2005 are set forth below:

Name	Age	Position	Citizenship	Shares Held
Ross McGroarty	67	Chairman/Secretary	Canadian	375,025
David L. Hynes	60	President, Director	Canadian	25
George E. Mara	57	Director	Canadian	Nil

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

George E.  Mara, businessman, has served as a Director of the Company since August 2000.

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

 BOARD RESPONSIBILITIES AND COMPOSITION: The Board is responsible for the supervision of the management of the Corporation and for approving the overall direction of the Corporation, in a manner, which is in the best interests of the Corporation. The Board has explicitly confirmed its stewardship responsibility for reviewing and approving the Corporation’s strategy, and for implementing, or requiring management to implement, procedures and systems for: (1) adopting a strategic planning process; (2) communications policy; and (5) adopting internal control and management information systems.

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

There were four meetings of the Board last year while several matters of business were dealt with by telephone and by written resolution of the directors. Frequency of meetings, and the nature of agenda items change, depending upon the state of the Corporation’s affairs, in light of opportunities or risks, which the Corporation faces from time to time.

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

10

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

BOARD FUNCTIONING AND INDEPENDENCE: The Board has no formal policy with respect to which matters, other than those required by statute, must be brought by the President of the

Corporation or other senior management to the Board for approval, however, there is a clear understanding between senior management and the Board that all major strategic decisions including any change in the strategic direction of the Corporation and acquisitions and/or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performances of the Corporation’s business and managements expectations and planned actions in respect thereto.

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

BOARD COMMITTEES: The Board has an Audit Committee and a Compensation Committee. As and when required, ad hoc committees of the Board will be appointed. As the Board has plenary power, responsibility, which is not delegated, to management or a Board committee remains with the Board. With respect to individual members of the Board, no situation has arisen to date in which an individual member of the Board has expressed an interest in retaining, or has actually retained an outside advisor at the expense of the Corporation. The Board would consider any such request by an individual member of the Board on its merits at the time it was made.

AUDIT COMMITTEE: The Audit Committee is composed of three directors, Messrs Hynes, McGroarty and Mara. Mr. Mara is also an outside director. The Audit Committee is responsible for the integrity of the Corporation’s internal accounting and control systems. The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters wherever appropriate.

COMPENSATION COMMITTEE: The Board’s Compensation Committee is composed of two directors, Messrs Hynes and Mara. Mr. Mara is an outside director. The Committee reviews and approves significant human resources policies. The Committee also develops and articulates the corporate compensation philosophy and reviews and approves stock options and executive compensation, including incentive plans, compensation policies and changes.

NOMINATING COMMITTEE: The Board does not have a nominating committee. All members of the Board are encouraged to bring forward their recommendations for nominees for election thereto. Nominations are made after extensive discussion involving the President and other members of the Board.

SHAREHOLDER COMMUNICATIONS: The Corporation endeavors to keep all shareholders well informed as to financial performance of the Corporation, primarily by means of its annual and quarterly reports. With the approval of the Board, management has appointed Mr. David L. Hynes, President of the Corporation, and Mr. Ross McGroarty, Chairman of the Corporation. They are the principal individuals responsible for receiving shareholder enquiries and addressing shareholder concerns. While being guided by regulatory requirements and the Corporation’s policies in respect to confidentiality and disclosure, Messrs. Hynes and McGroarty are available for interviews by stakeholders, including analysts, the media and investors. They endeavour to respond promptly and appropriately to all such requests and/or inquiries.

ITEM 11.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's last fiscal year for services was Nil

ITEM 12.  OPTIONS AND WARRANTS TO PURCHASE SECURITIES FROM REGISTRANT

There were no options exercised in 2005. At a Shareholder’s Meeting on June 25, 2003 the approval of the creation of a new director’s, senior officer’s and key employee’s incentive stock option plan was approved.

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

ITEM 18.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements:

(b)

See the Index to Financial Statements on page A-1 of the financial statements filed as part of this Registration Statement as Attachment "A:" hereto for year ending:  December 31, 2005 with comparative financial statements for 2004.Exhibits: The following exhibits are filed as part of this registration statement as Attachment "B" Certification and Attachment "C" Certified Shareholder List – December 31, 2005 hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

Dated April 28, 2006

By:" Ross McGroarty"   (signed)

Ross McGroarty, Chairman

Attachment “A”

FINANCIAL STATEMENTS OF
BYRON GLOBAL CORP.
(formerly Byron Resources Inc.)
(A Development Stage Company)
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Stated in Cdn. Dollars)

Larry O'Donnell, CPA, P.C.

Telephone (303)745-4545	2228 South Fraser Street Unit 1 Aurora, Colorado 80014

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Byron Global Corp. (Formerly Byron Resources Inc.)
Toronto, Ontario

I have audited the accompanying balance sheet of Byron Global Corp. (Formerly Byron Resources Inc.) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended and the period from commencement of the development state, January 1. 2002, to December 31, 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Byron Global Corp. (Formerly Byron Resources Inc.), as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended and the period from commencement of the development state, January 1. 2002, to December 31, 2005 in conformity with accounting principles generally accepted in the United
States of America.

"Larry O'Donnell, CPA, P.C."

April 24, 2006

     BYRON GLOBAL INC.

(formerly Byron Resources Inc.) (A Development Stage Company)

BALANCE SHEETS AS AT DECEMBER 31, 2005 AND 2004

(Stated in Cdn. Dollars)

	2005	2004

ASSETS
CURRENT ASSETS
Cash	$759	$6,209
Accounts receivable	742	571
Marketable securities (Note 3)	872	222,695
	2,373	229,475
CAPITAL ASSETS (Note 4)	1,207	1,668

	$3,580	$231,143

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$25,651	$25,711
Notes payable (Note 5)	213,740	299,310
Due to shareholder (Note 6)	168,703	130,169

	408,094	455,190

DEFICIT LESS CAPITAL STOCK

DEFICIT
Deficit accumulated prior to development stage	(13,801,947)	(13,801,947)
Accumulated during the development stage	(1,704,727)	(1,524,656)
Accumulated other comprehensive income	(10,527)	(10,131)

	(15,517,201)	(15,336,734)

CAPITAL STOCK (Note 7)	15,112,687	15,112,687

	(404,514)	(224,047)

	$3,580	$231,143

NATURE AND CONTINUANCE OF OPERATIONS (Note 1) CONTINGENT LIABILITY (Note 8)

SIGNED ON BEHALF OF THE BOARD

David L Hynes (signed))
)	DIRECTORS
Ross McGroarty (signed))
)

The accompanying notes are an integral part of these financial statements.

     BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 , 2003 AND 2002

AND JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2005

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
	Year ended	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005

EXPENSES
Administration and general	$25,266	$32,878	$77,505	$227,946
Amortization of capital assets	461	644	901	3,210
Consulting fees	-	-	154,556	155,837
Foreign exchange loss (gain)	(7,909)	(21,952)	(156,291)	(173,066)
Interest on notes payable	32,701	31,464	58,575	241,166
Legal fees	6,950	41,541	21,803	117,823

	57,469	84,575	157,049	572,916

OPERATING LOSS	57,469	84,575	157,049	572,916

REALIZED LOSS ON DECLINE OF
MARKETABLE SECURITY	-	24,449	-	24,449

LOSS ON SALE OF
MARKETABLE SECURITY	122,602	-	-	122,602

WRITE OFF OF RELATED COMPANY	-	-	-	984,760

NET LOSS FOR THE YEAR	$180,071	$109,024	$157,049	$1,704,727

NET LOSS PER SHARE (Note 11)	$(0.06)	$(0.04)	$(0.09)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (Note 11)	3,089,998	3,089,998	1,708,173

The accompanying notes are an integral part of these financial statements.

     BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2005

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity

Other comprehensive income,
as restated (Note 3)	-	-	-	-	(43,158)	(43,158)

Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)

BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	$ 13,728,739	$ (13,801,947)	$ (1,258,583)	$ (43,158)	$ (1,374,949)

Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-

Conversion of notes payable (Note7 (d))	26,848,860	1,233,948	-	-	-	1,233,948

Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000

Other comprehensive income	-	-	-	-	142,113	142,113

Net loss for the year	-	-	-	(157,049)	-	(157,049)

BALANCE, DECEMBER 31, 2003	30,900,056	$ 15,112,687	$ (13,801,947)	$ (1,415,632)	$ 98,955	$ (5,937)

The accompanying notes are an integral part of these financial statements.

     BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2005

(Stated in Cdn. Dollars)

			Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity

BALANCE, DECEMBER 31, 2003	30,900,056	$ 15,112,687	$ (13,801,947)	$ (1,415,632)	$ 98,955	$ (5,937)

Share consolidation (Note 7(f))	(27,810,058)	-	-	-	-	-

Extraordinary dividend (Note 12)	-	-	-	$Nil	-	-

Other comprehensive loss	-	-	-	-	(109,086)	(109,086)

Net loss for the year	-	-	-	(109,024)	-	(109,024)

BALANCE, DECEMBER 31, 2004	3,089,998	$ 15,112,687	$ (13,801,947)	$ (1,524,656)	$ (10,131)	$ (224,047)

Other comprehensive loss	-	-	-	-	(396)	(396)

Net loss for the year	-	-	-	(180,071)	-	(180,071)

BALANCE, DECEMBER 31, 2005	3,089,998	$ 15,112,687	$ (13,801,947)	$ (1,704,727)	$ (10,527)	$ (404,514)

The accompanying notes are an integral part of these financial statements.

     BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND

JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2005

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
	Year ended	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005

CASH FROM OPERATIONS
Net loss for the year	$(180,071)	$(109,024)	$(157,049)	$(1,704,727)
Items not involving cash -
Amortization	461	645	901	3,211
Unrealized foreign exchange loss (gain)	(7,909)	(21,670)	(160,043)	(189,622)
Write down of advances to a related company	-	-	-	984,760
Realized loss on marketable securities	-	24,449	-	24,449
Loss on sale of marketable securities	122,602	-	-	122,602
Consulting fee paid in common shares	-	-	150,000	150,000
	(64,917)	(105,600)	(166,191)	(609,327)
Change in -
Accounts receivable	(171)	11,320	(10,045)	6,461
Accounts payable and accrued liabilities	(60)	1,685	19,826	9,469
Notes payable	21,164	23,953	57,716	221,214
	(43,984)	(68,642)	(98,694)	(372,183)

FINANCING ACTIVITY
Advances by shareholder	38,534	71,449	58,720	168,703

INVESTING ACTIVITIES
Purchase of marketable securities	-	-	(23,468)	(257,276)
Purchase of capital assets	-	-	-	(4,417)
Advances to related company	-	-	-	(171,420)
	-	-	(23,468)	(433,113)

NET CHANGE IN CASH DURING THE YEAR	(5,450)	2,807	(63,442)	(636,593)

CASH - BEGINNING OF YEAR	6,209	3,402	66,844	637,352

CASH - END OF YEAR	$759	$6,209	$3,402	$759

The accompanying notes are an integral part of these financial statements.

     BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in Cdn. Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America. The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

The Company has no business operations or sources of revenue. These financial statements have been prepared on a going concern basis. As at December 31, 2005, the Company has a working capital deficiency of $404,514 and has an accumulated deficit of $15,517,201 since inception. Management is seeking business ventures which, when identified, will require financing. The Company's ability to continue as a going concern is dependent upon its ability to identify viable business ventures and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

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

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to December 31, 2005, the period in which the Company has undertaken a new development stage activity.

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

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

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

(i) Investment Valuation

The Company carries its investments at fair value, as determined in good faith by the Board of Directors. Securities that are publicly traded are valued at the closing price on the valuation date. Debt and equity securities which are not publicly traded are valued at fair value as determined in good faith by the Board of Directors. In making such determination, the Board of Directors values non-convertible debt securities at cost plus original issue discount plus payment-in-kind ("PIK") interest, if any, unless adverse factors lead to a determination of lesser valuation. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have resulted had a readily available market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause gains or losses ultimately realized on these investments to be different than the valuation currently assigned. Additionally, events and changes in circumstances may indicate that a decline in an investment is other than temporary. If that occurs, a loss is realized. A new cost basis is established at that time. Subsequent increases or decreases in the fair value of the securities which are not deemed to be other than temporary are recognized as unrealized gains or losses.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in Cdn. Dollars)

3. MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. (2005 - Nil) (2004 - 671,000 shares; fair market value of $221,430) and Bio-America Inc. (2005 - 15,000 shares; fair market value of $872) (2004 -15,000 shares; fair market value of $1,265) and have been classified as available for sale. Amounts presented for the periods prior to December 31, 2002 have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

On August 15, 2005, the 671,000 common shares of Ontex Resources Ltd. with a market value of US$82,500 (Cdn$98,959) were transferred to the holder of the note payable and reduced the indebtedness by the same amount.

4. CAPITAL ASSETS

	2005			2004
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$3,640	$2,751	$889	$1,270
Office equipment	778	460	318	398
	$4,418	$3,211	$1,207	$1,668

5. NOTES PAYABLE

	2005	2004
8% convertible unsecured debenture in the amount of U.S
$183,310 (2004 - U.S. $248,431), repayable on demand with no set repayment terms,. On August 15, 2005, US$82,500 was repaid by transferring that value of marketable securities to the holder.
The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the highest of (i) 75% of the average closing bid price for the
preceding five trading days, and (ii) 110% of the closing bid price.
	$213,740	$299,310

6. DUE TO SHAREHOLDER

	2005	2004
8% promissory notes from a shareholder repayable
on demand with no set terms of repayment.	$148,296	121,438
Accrued interest	20,407	8,731
	$168,703	$130,169

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in Cdn. Dollars)

7. CAPITAL STOCK

(a)

Authorized -

Unlimited number of common shares

(b)

Issued -

	Shares	Amount

Balance - December 31, 2001 and 2002	42,169,302	$13,728,739

Consolidation (Note 7(c))	(41,868,106)	-

	301,196	13,728,739

Conversion of notes payable (Note 7(d))	26,848,860	1,233,948

Issued in exchange for management services (Note 9)	3,750,000	150,000

Balance - December 31, 2003	30,900,056	15,112,687

Consolidation (Note 7(f))	(27,810,058)	-

Balance - December 31, 2004 and December 31, 2005	3,089,998	$15,112,687

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

8. CONTINGENT LIABILITY

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

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.) (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in Cdn. Dollars)

8. CONTINGENT LIABILITY (continued)

(b)

The Company has been named defendant in a lawsuit by Ontex Resources Limited for approximately $16,000 for alleged rent in arrears. On March 8, 2006, Ontex Resources obtained judgment on its claim for $14,794 plus interest and costs. This amount will be expensed in the first quarter of 2006.

9. RELATED PARTY TRANSACTIONS

During the year, the Company incurred consulting fees to a director and officer in the amount of $Nil (2004 - $Nil; 2003 -$150,000). This transaction was measured at the exchange amount, which is the amount agreed upon by the transacting parties.

10. INCOME TAXES

The Company has a total of $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years and non-capital losses of approximately $2,809,000 that expire over the years to 2012. The Company also has capital losses of $8,292,000.

11. PER SHARE DATA

On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders the consolidation of the issued common shares on the basis of one new common share for ten old common shares. The share and per share figures for prior periods have been restated to reflect this change.

12. EXTRAORDINARY DIVIDEND

On June 1, 2004, the Company incorporated a wholly-owned subsidiary Int'l Resources Inc. (A Delaware Corporation). On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders an extraordinary dividend of all the Company's common shares of Int'l Resources Inc. to its shareholders on the basis on one share of Int'l Resources Inc. for every one share of Byron Global Corp. as of the record date of July 6, 2004. The net assets of Int'l Resources Inc. at the time of distribution were $Nil and accordingly that amount has been recorded in the accounts as the value of the extraordinary dividend.

The directors believes this "spin-off" will enable management of each company to focus on each respective business, allow the ability to grant stock option incentives to employees linked solely to each respective company, and enhance access to financing.

13. CASH FLOW INFORMATION

Non-Cash Transaction	2005	2004	2003
Repayment of note payable (US$82,500) using
marketable securities as consideration	$98,959	$ -	$ -

14. WRITE OFF OF RELATED COMPANY

During the year ended December 31, 2002, the Company determined that advances to a related company, Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were uncollectible. The advances totaling $984,760 were written off in that period.

     BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in Cdn. Dollars)

15. COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current period presentation.

16. SUBSEQUENT EVENT

On March 8, 2006, Ontex Resources Ltd. Obtained judgment on its claim for rent in arrears (as described in note 8(b)) in the amount of $14,794 plus interest and costs.

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

3903- 2045 Lakeshore Blvd. W.,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528 Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

 Registration File No.000-30194

CERTIFICATION of DISCLOSURE - December 31, 2005

I, Ross McGroarty, certify that:

1. I have reviewed the Audited Report on Form 6-K of BYRON GLOBAL CORP. (Formerly Byron Resources Inc.) "the registrant") for period ending December 31, 2005 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

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

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d -14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared: b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the "Evaluation Date"); and c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: April 27, 2006
/s/ "Ross McGroarty"	/s/ "David L. Hynes"
Chairman / Secretary	President

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

3903- 2045 Lakeshore Blvd. W.,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528 Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the "Company"), certify that:

1. the audited Report on Form 6-K of the Company for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on April 27, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

April 27, 2006

/s/ "Ross McGroarty"	/s/ "David L. Hynes"
Ross McGroarty	David L. Hynes
Chairman of the Board and Secretary	President, CEO

Schedule”C”	Byron Global Corp. Shareholders
		Dec 31, 05
	Adamusiak, Mark	10
	Arrundi Pty Ltd.	844
	Artmis Pacific Limited	714
	Aurochs Limited	71
	Bablich, Kazimierz	10
	Bailey, John Walker	142
	Baska, Amanda	10
	Baska, Ania	12,550
	Belvedere Investments	335
	Beron Trading Limited	2,163
	Brecher, Mark	10
	Cabla, Oldrich	10
	CDS & CO	778
	CEDE & CO.	75,754
	Chemielowiec, Janusz	10
	Chuma, George	10
	Colum Cille Foundation	1,770
	Consol Trading Corporation Ltd	378
	Corbin Enterprises Limited	571
	Corey, Ross	71
	Craig, Ronald John	2
	Creative Gaming	1
	Creative Gaming Consultants Inc	2
	Crenson, Chris	10
	Debnicka, Wiesia	10
	Decanio, Walter	10
	Dir International	71
	Dobberstein, Rita	10
	El Toro Investments Ltd	1,428
	Ephesus Investments	71
	Finlay Australia Pty Ltd	142
	Fox, Joseph	2
	Fox, Steven R.	14
	Fuda, Sam	10
	Gallacher, Mary Ann	50
	Garfias, Luis	10
	Garfias, Maureen	50
	Glendale Securties Inc	3
	Gos, Chris	10
	Grover Investments Pty Ltd	1,382
	Hardie, Daniel C	285
	Hundscheid, Leonard HJ	1
	Hynes, David L	25
	Introwski, Wojciech	20
	KJ Investments	142
	Kolacz, Jerzy	10

-  -

Kolpowski, Micholas	10
Kralka, Tadeusz	10
Macdonald, Marilyn	50
Marchow, Leszek	10
Mathew Ning & Monica Ning Ttee Ning Super	231
McGroarty, Breana	10
McGroarty, Martha	6,850
McGroarty, Maureen	1,500
McGroarty, Paul	50
McGroarty, Ross	375,025
McGroarty, Ruth	4,200
Mclean, Christine	10
Mclean, Evelyn	10
Mclean, Sean	10
Mclean, Suzanne	6,850
Mcmahon, Mike	16
Mohawk Management Limited	1,178
Morovo Investments Ltd	182
Mucha, Kasia	10
Mucha, Marek	10
Mucha, Robert	10
Niemetz, Phillip	10
Northcote, Anthony Thomas	7
Nymkowski, Peter	10
Ocean Marketing Group	7
Olszewski, Marek	10
Oscar Chess Pty Ltd	611
Pacific Rim Mining Ltd	7,286
Pacific Timber Industries Pty Ltd	21
Peachey, Anthony & Ttee	42
Pedzialek, Andrezej	10
Pelmy Limited	714
Poletto, Boris	10
Pyramid Holding Inc	1
Sand Entertainment Inc	1
Solmundson, Gene David	3
Suriani, Ross	10
Suriani, Ruth	50
Tavam Finance Corporation Ltd	310
Toxidis, Margaret	10
Trew Family Trust	107
Tuisalea, Sakiusa	7
W.D. Latimer Co. Limited	2,580,141
Walczenko, Bogdan	10
Wark, Ronald L M	10
Wei, Yumiko	3
Win Bloom Holdings Inc	4,285
Woodhouse, Gary	35
Zhu, Mutian	53
Zurowski, Wojciech	10
TOTAL	3,089,998

-  -