Form 20-F
period 2006-12-31
BYRON GLOBAL CORP
filed 2007-05-01
CIK 1041019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20 - F

Filed: APRIL 30, 2007

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) of

THE SECURITIES EXCHANGE ACT OF 1934

Or

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

        OF THE SECURITIES EXCHANGE ACT OF 1934

Or

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 82-1918 Section 12g 3-2(b)

Registration File No: 000 - 30194

Byron Global Corp.

 (Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

2045 Lakeshore Blvd. W., Suite 2907 Toronto, Ontario M8V 2Z6 Canada
(Address of principal executive office)
Tel: (416) 594 0528  Fax: (416) 594 6811 E-mail: byronres@ sympatico.ca

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Number of outstanding Common shares as of December 31, 2006: 3, 089, 998

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes x       No _

Indicate by check mark which financial statement item the Registrant has elected to follow:  Item 17 x    Item 18 ___

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

Introduction

Byron Global Corp. ("Byron" or the "Company") is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 2045 Lakeshore Blvd. W., Suite 2907, Toronto, Ontario, M8V 2Z6. The Company currently has no operating business.

The Company is a Foreign Issuer inasmuch as it does not meet any of the standards set in Rule 3b-4 c.2.i, ii or iii.

The citizenship of the Company's officers and directors are as follows: three Canadians (R.McGroarty, G.E. Mara and D.L. Hynes). The business of the Company is administered in Toronto, Ontario Canada.

The Company's financial statements appearing in this Registration Statement conform to GAAP and GAAS and are expressed in Canadian Dollars. References to other currencies are identified as necessary.

General History and Development of Byron Global Corp. (formerly Byron Resources, Inc.)

The Company was incorporated under the laws of the Province of British Columbia, Canada, on July 18, 1986 as Castello Resources Ltd. It subsequently changed its name to Castello Business Systems Ltd. on January 21, 1993 before becoming Castello Casino Corp. on October 31, 1995. In 1995, Articles of Continuance provided for the Company's continuance in the Province of Ontario, Canada. Articles of Amendment granted Castello provided for an increase in the authorized capital to 100,000,000 common shares of no par value and the consolidation of the common shares on the basis of four (4) pre-consolidation common shares for one (1) post-consolidation common share. The company, on April 15, 2003, changed its name to Byron Resources Inc., and the common shares of the company were consolidated on the basis of 1 new share for each 140 shares held, approval having been granted at the Annual and Special Meeting of Shareholders held on December 12, 2002. The company, on July 9, 2004, changed its name to Byron Global Corp, and on August 3, 2004 the common shares of the company were consolidated on the basis of 1 new share for each 10 shares held, approval having been granted at the Annual and Special Meeting of Shareholders held on June 25, 2004.

The Company was originally formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States. By 1989, the Company abandoned its option on the mining claims held in British Columbia and sold its oil and gas interests in 1990.

In July 1991, the Company entered into an agreement with Minolta Corporation to market and to distribute the Minolta. Pay Fax machine. By Agreement dated May 3, 1993, the Company and Minolta Corporation terminated the agreement. The agreement provided for payments to the Company aggregating CD$600,000 including the repurchase of equipment.

In February 1994, the Company submitted a proposal to the Ontario Government to establish the initial First Nation Casino on native lands in the Province of Ontario. The Government repudiated his participation in November 1994. The Company in April 2002 filed an amended statement of claim for costs against the Province of Ontario as well as the Ontario Casino Corporation in the amount of $825,000 and $10,400,000 in punitive damages. The Company's position is that it was allowed participation in the process, being in compliance with the agreed to objectives, criteria and guidelines. The company claims the Government acted in bad faith and. abused the process by repudiating the participation of gaming management companies.

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

In November 1995, the Company entered into a Joint Venture agreement to acquire an interest in a Venezuelan gaming entertainment centre. The agreement provided the Company would provide not less than $1,618,800 for development of the project. The agreement provided that 80% of the operating profit would be applied to repayment of capital advanced by the Company. Subsequently the company acquired a 25% interest in Inversions Forum SA for the consideration of $1.00. Pursuant to an agreement dated December 30, 1996, the Company acquired a further 21.85% interest in Inversions Forum SA, valued at $3,033,675 to hold 46.85%. The consideration was through the issuance of 1,091,250 units comprising one (1) common share and one (1) Series "4"Warrant. In July 1997, a new Venezuelan federal law was enacted which prohibited the operation of any gaming related facility to operate without a license from the federal government. The facility had been operating under municipal license until that paint in time. The federal law superceded all local and municipal licenses and terminated all gaming operations in the country at that time. The Company has written off its investment of $5,648,857 in the project.

On February 22, 2001, the company completed the acquisition of BioForest Investments Inc., with the issuance of 36,723,050 common shares, pursuant to the Share Exchange Agreement dated May 9, 2000 and as amended by letter agreement dated December 15, 2000. The Native Land Trust Board (NLTB) confirmed and approved the BioForest Investments Inc. acquisition of the Merit Concession subject to certain performance conditions. BioForest Investments Inc. had the right to earn 70% of BioForest Holdings (Fiji) Limited and BioForest Products (Fiji) Limited ("H&F) upon providing U.S. $10,000,040. H&P are 30% owned by the Taukei Unit Trust, which represents the interest of certain Fijian owners of forestlands. The funding was to be used to acquire several indigenous timber concessions in the Republic of Fiji, to purchase and upgrade certain operating sawmills and dry mills and for operating capital. The Company was not successful in raising the required capital. Pursuant to agreements dated August 31, 1999 and October 25, 1999 and the extension granted on September 26, 2001, by the Native Trust Board of Fiji, the rights to the Merit Concession expired on October 31, 2002.

ITEM 2.

DESCRIPTION OF PROPERTY

The Company maintains corporate headquarters in Toronto, Ontario, Canada. The space consists of 300 square feet plus common area, and is leased on a monthly is from the Chairman of the company.

ITEM 3.

LEGAL PROCEEDINGS

In February 1994, the Company submitted a proposal to the Ontario Government to establish the initial First Nation Casino on native lands in the Province of Ontario. The Government repudiated this participation in November 1994. The Company (Plaintiff} filed a claim in the Ontario Court (General Division) against the Province of Ontario (Defendant) in June 1995 in the amount of $825,000 and punitive damages in the amount of $10,040,000. Castello's position is that it was allowed participation in the process, being in compliance with the agreed to objectives, criteria and guidelines. In April 2002, the claim was amended to include the Ontario Casino Corporation. Castello claims the Government acted in bad faith and abused the process by repudiating the participation of gaming management companies. The defendant denies that the plaintiff is entitled to the relief claimed and denies the allegations of the statement of claim. Examination of Discovery has been completed, and the Company when financially able will make application for a trial date.

On June 9, 2000, the company was also served a Statement of Claim on behalf of Beach Tree Trust of Nassau, a company associated with Mr. Fox, a former director. The Claim is an amount of US $1,135,234 and 594,999 pre-consolidated shares of Castello. Beach Tree claims that various sums of money were paid to Castello to finance a gaming facility in Venezuela. Ross McGroarty, the Chairman of Castello, has also been named as a defendant. Management is of the opinion that the claim is without merit and is defending the claim.

On March 8, 2006, Ontex Resources Limited obtained a Judgment on its claim against the Company for rental arrears in the amount of $14,794 plus interest and costs. The claim has been settled in full.

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

Common shares

375,050

12.14%

Ross McGroarty holds 375,025 shares and David L. Hynes holds 25 shares.

ITEM 5.

NATURE OF TRADING MARKET

The common shares are quoted on the OTC Bulletin Board. The table below indicates the high and low sales prices for common shares in U.S. Dollars as reported on the OTC Bulletin Board for each full fiscal quarter of Company the since the first quarter of fiscal year 2002.

	High	Low

Quarter ended March 31, 2002	0.10	0.07
Quarter ended June 30, 2002	0.08	0.03
Quarter ended September 30, 2002	0.03	0.02
Quarter ended December 31, 2002	0.03	0.02
Quarter eroded March 31, 2003	0.013	0.01
Quarter ended June 30, 2003	0.01	0.01
Quarter ended September 30, 2003	No trade
Quarter ended December 31, 2003	0.20	0.20
Quarter ended March 31, 2004	No trade	No tra
Quarter ended June 30, 2004	No trade
Quarter ended September 30, 2004	No trade
Quarter ended December 31, 2044	No trade
Quarter ended March 31, 2005	No trade
Quarter ended June 30, 2005	No trade
Quarter ended September 30, 2005	No trade
Quarter ended December 31, 2005	1.00	1.00

January 1, 2006 to December 31, 2006

    No Trade

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

The Company's common stock is a penny stock as defined by Rule 3a 51-1 of the Securities Exchange Act 1934 and is subject to penny stock rules which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the We. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of Byron common shares to sell shares in the secondary market.

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

ITEM 7.

TAXATION

The following is a summary of the Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common shares. The discussion does not purport to deal with all aspects of Canadian federal taxation that maybe relevant to shareholders, including those subject to special treatment under the income tax laws; however, this discussion covers all material tax consequences. Shareholders ate advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (1) deal at arm's length with the Company, (ii) are not residents of Canada, (iii) hold the Common shares as capital property, and (iv) do not use or hold Common shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid or credited on the Common shares to a non-resident holder will be subject to a non resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). Under the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") the rate is generally reduced to 15% for dividends paid to a person who is a US resident. Dividends paid to US corporations owning at least 10% of the voting stocks of the Company are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995. Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

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

Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the We of Common shares which constitute "taxable Canadian property, provided that the value of the Common shares at the time of disposition is not derived principally from real property located in Canada. This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances. The Canadian Tax Act on dividends to U.S. residents is a 15% withholding tax.

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

Year Ended December 31	2002	2003	2004	2005	2006
Operating Revenue	$ 0,000	$0,000	$0,000	$0,000	$0,000
Operating Loss	273,823	157,049	84,575	57,469	1111
Net loss	1,258,583	157,049	109,024	180,071	103,238
Net Loss per Share	4.179	0.09	0.04	0.06	0.03
Total Assets	262,553	373,836	231,143	3,580	7,162
Long-Term Obligations	None	None	None	None	None
Redeemable Preferred Shares	None	None	None	None	None
Dividends	None	None	None	None	None

2002 The Company received no income during the period. The Company did experience a change in accounting procedures wherein it is compliant with U.S. GAAP and GAAS. The changes made were to conform to US GAAP from Canadian GAAP. Principally, the changes were to reclassify items in the equity section. There was no significant affect on the operating losses. Advances of $ 984,760 to Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were written off as uncollectible.

2003:  The Company has no operating business and received no income during the period; cash flow was financed by working capital and a loan from a director in the amount of $Cd. $58,720.

2004:  The Company has no operating business and received no income during the period; cash flow was financed by working capital and a loan from a director in the amount of $Cd. $71,449.

2005: The Company has no operating business and received no income during the period; cash flow was financed by working capital and a loan from a director in the amount of Cd. $ 38,534.

2006:  The Company has no operating business and received no income during the period; cash flow was financed by working capital and a loan from a director in the amount of Cd. $ 91,665.

Exchange Rate Data

The following table discloses, for the years indicated, the high, low, end of year and average for year noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes, by the Federal Reserve Bank of New York, as expressed in U.S. Dollars.

	2002	2003	2004	2005	2006
High for year	1.6184	1.5747	1.3968	1.2704	1.1726
Low for year	1.5029	1.2924	1.1774	1.1507	1.0990
End of year	1.5776	1.3033	1.2271	1.1659	1.1653
Average for year	1.5704	1.4015	1.3015	1.2116	1.1342

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS: The following discussion and analysis of the results of operations of the Company should be read in conjunction with Item 8 - Selected Financial Data and the Financial Statements of the Company, and the notes thereto, included elsewhere in this Registration statement.

The Company has experienced no changes in accounting procedures over the last six years. There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data. The Company has suffered substantial losses in the last seven year period, wherein the Company has experienced a write-down of assets.

The following is a comparative analysis of the results of operations for 2006 vs. 2005:

Operating revenue Costs and expenses Operating loss	2005 $00,000 $57,469 $57,469	2006 $00,000 $103,238 $103,238

During 2006, the Company received no income. The operating loss of $103,238 in year 2006 represented an increase of $45,769 or 79.6% from the 2005 loss. The increase in the 2006 loss reflects mainly the increase of administration costs and legal fees. Interest on notes payable increased $516; accrued interest on shareholder loan increased $16,581.  Administration and general expenses were increased by $13,473. The administration and general expenses included general costs, audit, accounting, legal fees, transfer fees, shareholder information costs and settlement of outstanding office rent.   The company has no income.

LIQUIDITY: During 2006 there were no financings and no income.

Supplementary disclosure of non-cash investing and financial activities:

The following is a comparative analysis of the changes in cash position for 2006 vs. 2005

Cash resources provided by (used in):	2005	2006
operating activities	$ (43,984)	$(13,676)
Financing activities	38,534	91,665
Investing activities	-	-
(Decrease}/ increase in cash	$(5,450)	$3,304

In 2006, financing was obtained from a director/officer loan of $ 91,665.

The continuation as a going concern is dependant on the continued support from the Company's investors and on achieving a source of income. Management is pursuing other business opportunities and is confident in its ability to provide capital to effect a successful turnaround for the Company. In the past, The Company has been able to raise funds for the acquisition, participation or development of business opportunities. While past ability does not assure future success, the Company believes that it will be able to re-capitalize itself. The Company maintains significant contacts in the U.S., Canada, Europe and other areas with the belief that it will benefit from its experience in securing the required capital to ensure the continuance of the Company as a viable entity.

Any recently issued changes in accounting standards will have little if any impact on the Company's financial statements if, as and when the standards are adopted. This is applicable to any accounting standards issued (Canadian and U.S.) and their impact on the Company's financial statements.

ITEM 9 A:

QUANTITATVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 10.

DIRECTORS AND OFFICERS OF THE REGISTRANT

The Directors and Executive Officers of the Company as of December 31, 2006 are set forth below:

Name

Age

  Position

Citizenship

  Shares Held

Ross McGroarty

68

Chair/Secretary

Canadian

  375,025

David L. Hynes	61	President, Director	Canadian	25
George E. Mara	58	Director	Canadian	Nil

Ross McGroarty has served as Chairman and Director of the Company since June 1991. He was an officer and a director of Ontex Resources Limited from March 1988 to September 1999 and Micromem Technologies Inc. (formerly Avanticorp International Inc.) from September 1987 to June 2000. Bath. Ontex and Micromem are reporting issuers.

David L. Hynes has served as President and a Director of the Company since April 2000. W. Hynes has been a lawyer far several years.

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

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's Board of Directors is charged with developing and monitoring the Corporation's governance practices. The following statement reflects the corporate governance practices and policies that the Corporation has either adopted or it is considering adopting. The Corporation believes that the steps it has taken to date represent an appropriate approach to corporate governance and is pleased to make the following disclosure regarding its corporate practices.

BOARD RESPONSIBILITIES AND COMPOSITION: The Board is responsible for the supervision of the management of the Corporation and for approving the overall direction of the Corporation, in a manner, which is in the best interests of the Corporation. The Board has explicitly confirmed its stewardship responsibility for reviewing and approving the Corporation's strategy, and for implementing, or requiring management to implement, procedures and systems for: (1) adopting a strategic planning process; (2) communications policy; and (5) adopting internal control and management information systems.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Corporation are appropriate, the Board regularly monitors the financial performance of the Corporation's individual units. This monitoring function often entails review and comment by the Board on various management reports. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. In respect of senior management succession planning, the Board has been involved in identifying candidates from within and outside the Corporation to fill senior management positions, as required. As a practice, the Board approves significant corporate communications with shareholders.

There were four meetings of the Board last year while several matters of business were dealt with by telephone and by written resolution of the directors. Frequency of meetings, and the nature of agenda items change, depending upon the state of the Corporation's affairs, in light of opportunities or risks, which the Corporation faces from time to time. The Board is currently composed of three members. Of the current Board members, Mr. Mara is considered by the board to be an "unrelated director", as in 'free from any interest and any business or other relationship which would, or could reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships .arising from shareholding..” The other two members, Messer's Hynes and McGroarty are related within the meaning of the Guidelines. In deciding whether a particular director is or is not a "related director", the Board examined the factual circumstances of each director.

The Board believes that all of its directors made a valuable contribution to the Corporation. Although some of the directors are not "unrelated directors, they possess extensive knowledge of the Corporation's business, which is beneficial to the Board, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and will excuse themselves from deliberations and voting in appropriate circumstances.

BOARD FUNCTIONING AND INDEPENDENCE: The Board has no formal policy with respect to which matters, other than those required by statute, must be brought by the President of the Corporation or other senior management to the Board for approval, however, there is a clear understanding between senior management and the Board that all major strategic decisions including any change in the strategic direction of the Corporation and acquisitions and/or divestitures of a material nature, wi11 be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performances of the Corporation's business and management’s expectations and planned actions in respect thereto.

Ross McGroarty is the Chairman of the Board of the Corporation; David L. Hynes is the President of the Corporation. All directors are expected to exercise critical judgment at all times and the outside directors have unrestricted, direct access to bath Corporation executives and the external auditor. In order to assist the Board to discharge its responsibilities, the Board is committed to continuing to examine and develop the processes which it follows in its deliberation far ensuring that the Board continues to fulfill its mandate. The Board has developed a formal position description for the President, which includes development of a strategic plan for the Corporation and the general management of all aspects and affairs of the Corporation, including overseeing the financial management of the Corporation and the Corporation's compliance with all applicable regulatory requirements. In addition, the Board and the President engage in regular dialogue regarding achieving .the Corporation's strategic objectives as determined by management and the Board. The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would have formalized the process by which the Board would meet without management and for handling the Board's overall relationship with management.

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

AUDIT COMMITTEE: The Audit Committee is composed of three directors, Messrs Hynes, McGroarty and Mara. Mr. Mara is also an outside director. The Audit Committee is responsible for the integrity of the Corporation's internal accounting and control systems. The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee communicates directly with the Corporation's external auditors in order to discuss audit and related matters wherever appropriate.

COMPENSATION COMMITTEE: The Board's Compensation Committee is composed of two directors, Messrs Hynes and Mara. Mr. Mara is an outside director. The Committee reviews and approves significant human resources policies. The Committee also develops and articulates the corporate compensation philosophy and reviews and approves stack options and executive compensation, including incentive plans, compensation policies and changes.

NOMINATING COMMITTEE: The Board does not have a nominating committee. All members of the Board are encouraged to bring forward their recommendations for nominees for election thereto. Nominations are made after extensive discussion involving the President and other members of the Board.

SHAREHOLDER COMMUNICATIONS: The Corporation endeavors to keep all shareholders well informed as to financial performance of the Corporation, primarily by means of its annual and quarterly reports. With the approval of the Board, management has appointed David L. Hynes, President of the Corporation, and Ross McGroarty, Chairman of the Corporation. They are the principal individuals responsible for receiving shareholder enquiries and addressing shareholder concerns. While being guided by regulatory requirements and the Corporation's policies in respect to confidentiality and disclosure, Messrs. Hynes and McGroarty are available for interviews by stakeholders, including analysts, the media and investors. They endeavour to respond promptly and appropriately to all such requests and/or inquiries.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's last fiscal year for services was Nil.

ITEM 12. OPTIONS AND WARRANTS TO PURCHASE SECURITIES FROM REGISTRANT

There were no options exercised in 2006. At a Shareholder's Meeting on June 25, 2003 the approval of the creation of a new director's, senior officer's and key employee's incentive stock option plan was approved.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the past five years, there have been no material transactions in which the Company or any of its subsidiaries was a party and in which any director or officer of the Company had a direct or indirect material interest. During the last three years, no officer or director or any of their associates have been indebted to the Company.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED (Not Applicable)

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES  None; There are no senior securities.

ITEM 16. CHANGES IN SECURIITES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

There are no changes in securities and there are no changes in security for registered securities.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The financial statements are audited in accordance with auditing standards generally accepted in the United. States of America

ITEM  18.  FINANCIAL STATEMENTS   Not Applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements:

(b)

See the Index to Financial Statements on page A-1 of the financial statements filed as part of this Registration Statement as Attachment "A:" hereto for year ending: December 31, 2006 with comparative financial statements for 2005. Exhibits: The following exhibits are filed as part of this registration statement as Attachment”B”Certifications and Attachment "C" Certified Shareholder List - December 31, 2006 hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for fling on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

Dated April 30, 2007

 /s/ “Ross McGroarty”

Ross McGroarty, Chairman

ATTACHMENT “A”

FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

Larry O'Donnell, CPA, P.C.

2228 South Fraser Street

Unit 1

Aurora, Colorado    80014

Telephone (303)745-4545

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Byron Global Corp. Toronto, Ontario

I have audited the accompanying balance sheets of Byron Global Corp. as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from commencement of the development state, January 1. 2002, to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

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

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Byron Global Corp., as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from commencement of the development state, January 1. 2002, to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Larry O’Donnell, CPA, P.C.

April 24, 2007

FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL INC.

(formerly Byron Resources Inc.)

(A Development Stage Company)

BALANCE SHEETS AS AT DECEMBER 31, 2006 AND 2005

(Stated in Cdn. Dollars)

	2006	2005
ASSETS
CURRENT ASSETS
Cash	$4,063	$759
Accounts receivable	1,085	742
Marketable securities (Note 3)	1,137	872
	6,285	2,373
CAPITAL ASSETS (Note 4)	877	1,207
	$7,162	$3,850
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$23,247	$25,651
Notes payable (Note 5)	230,720	213,740
Due to shareholder (Note 6)	260,683	168,703
	514,650	408,094
DEFICIT LESS CAPITAL STOCK
DEFICIT
Deficit accumulated prior to development stage	(13,801,947)	(13,801,947)
Accumulated during the development stage	(1,807,965)	(1,704,727)
Accumulated other comprehensive income	(10,263)	(10,527)
	(15,620,175)	(15,517,201)
CAPITAL STOCK (Note 7)	15,112,687	15,112,687
	(507,488)	(404,514)
	$7,162	$3,580

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

CONTINGENT LIABILITY (Note 8)

SIGNED ON BEHALF OF THE BOARD

      David L Hynes (signed)

)

  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

)

DIRECTORS

      Ross McGroarty (signed)

)

 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

AND JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
	Year ended	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006
EXPENSES
Administration and general	$38,739	$25,266	$32,878	$266,685
Amortization of capital assets	330	461	644	3,540
Consulting fees	-	-	-	155,837
Foreign exchange loss (gain)	314	(7,909)	(21,952)	(172,752)
Interest - notes and shareholder loans payable	33,217	32,701	31,464	274,383
Legal fees	30,638	6,950	41,541	148,461
	103,238	57,469	84,575	676,154
OPERATING LOSS	103,238	57,469	84,575	676,154
REALIZED LOSS ON DECLINE OF
MARKETABLE SECURITY	-	-	24,449	24,449
LOSS ON SALE OF
MARKETABLE SECURITY		122,602	-	122,602
WRITE OFF OF RELATED COMPANY	-	-	-	984,760
NET LOSS FOR THE YEAR	$103,238	$180,071	$109,024	$1,807,965
NET LOSS PER SHARE (Note 11)	$(0.03)	$(0.06)	$(0.04)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (Note 11)	3,089,998	3,089,998	3,089,998

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, JANUARY 1, 2002	42,169,302	$13,728,739	$(13,801,947)	$ -	$ -	$(73,208)
Other comprehensive income,
as restated (Note 3)	-	-	-	-	(43,158)	(43,158)
Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)
BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	13,728,739	(13,801,947)	(1,258,583)	(43,158)	(1,374,949)
Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-
Conversion of notes payable (Note7 (d))	26,848,860	1,233,948	-	-	-	1,233,948
Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000
Other comprehensive income	-	-	-	-	142,113	142,113
Net loss for the year	-	-	-	(157,049)	-	(157,049)
BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

			Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)
Share consolidation (Note 7(f))	(27,810,058)	-	-	-	-	-
Extraordinary dividend (Note 12)	-	-	-	$Nil	-	-
Other comprehensive loss	-	-	-	-	(109,086)	(109,086)
Net loss for the year	-	-	-	(109,024)	-	(109,024)
BALANCE, DECEMBER 31, 2004	3,089,998	$15,112,687	$(13,801,947)	$(1,524,656)	$(10,131)	$(224,047)
Other comprehensive loss	-	-	-	-	(396)	(396)
Net loss for the year	-	-	-	(180,071)	-	(180,071)
BALANCE, DECEMBER 31, 2005	3,089,998	$15,112,687	$(13,801,947)	$(1,704,727)	$(10,527)	$(404,514)
Other comprehensive loss	-	-	-	-	264	264
Net loss for the year	-	-	-	(103,238)	-	(103,238)
BALANCE, DECEMBER 31, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND

JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
Year ended		Year ended	Year ended	Stage) to
December 31,		December 31,	December 31,	December 31,
	2006	2005	2004	2006
CASH FROM OPERATIONS
Net loss for the year	$(103,238)	$(180,071)	$(109,024)	$(1,807,965)
Items not involving cash -
Amortization	330	461	645	3,541
Unrealized foreign exchange loss (gain)	314	(7,909)	(21,670)	(189,308)
Write down of advances to a related company	-	-	-	984,760
Realized loss on marketable securities	-	-	24,449	24,449
Loss on sale of marketable securities	-	122,602	-	122,602
Consulting fee paid in common shares	-	-	-	150,000
	(102,594)	(64,917)	(105,600)	(711,921)
Change in -
Accounts receivable	(343)	(171)	11,320	6,118
Accounts payable and accrued liabilities	(2,404)	(60)	1,685	7,065
Notes payable	16,980	21,164	23,953	312,879
	(88,361)	(43,984)	(68,642)	(385,859)
FINANCING ACTIVITY
Advances by shareholder	91,665	38,534	71,449	185,683
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	(257,276)
Purchase of capital assets	-	-	-	(4,417)
Advances to related company	-	-	-	(171,420)
	-	-	-	(433,113)
NET CHANGE IN CASH DURING THE YEAR	3,304	(5,450)	2,807	(633,289)
CASH - BEGINNING OF YEAR	759	6,209	3,402	637,352
CASH - END OF YEAR	$4,063	$759	$6,209	$4,063

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

The Company has no business operations or sources of revenue.  These financial statements have been prepared on a going concern basis.  As at December 31, 2006, the Company has a working capital deficiency of $508,365 and has an accumulated deficit of $15,620,175 since inception.  Management is seeking business ventures which, when identified, will require financing.  The Company's ability to continue as a going concern is dependent upon its ability to identify viable business ventures and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

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

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

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

(i)

Investment Valuation

The Company carries its investments at fair value, as determined in good faith by the Board of Directors.  Securities that are publicly traded are valued at the closing price on the valuation date.  Debt and equity securities which are not publicly traded are valued at fair value as determined in good faith by the Board of Directors.  In making such determination, the Board of Directors values non-convertible debt securities at cost plus original issue discount plus payment-in-kind (“PIK”) interest, if any, unless adverse factors lead to a determination of lesser valuation.  Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have resulted had a readily available market for the securities existed, and the differences could be material.  Additionally, changes in the market environment and other events that may occur over the life of the investments may cause gains or losses ultimately realized on these investments to be different than the valuation currently assigned.  Additionally, events and changes in circumstances may indicate that a decline in an investment is other than temporary.  If that occurs, a loss is realized.  A new cost basis is established at that time.  Subsequent increases or decreases in the fair value of the securities which are not deemed to be other than temporary are recognized as unrealized gains or losses.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Bio-America Inc. (2006 – 15,000 shares; fair market value of $1,137) (2005 -15,000 shares; fair market value of $872) and have been classified as available for sale.  Amounts presented for the periods prior to December 31, 2002 have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

4.

CAPITAL ASSETS

		2006		2005
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$3,640	$3,018	$622	$889
Office equipment	778	523	255	318
	$4,418	$3,541	$877	$1,207

5.

NOTES PAYABLE

	2006	2005
8% convertible unsecured debenture in the amount of U.S
$197,975 (2005 - U.S. $183,310), repayable on demand with no set repayment terms. On August 15, 2005, US$82,500 was repaid by transferring that value of marketable securities to the holder.
The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the highest of (i) 75% of the average closing bid price for the
preceding five trading days, and (ii) 110% of the closing bid price.
	$230,720	$213,740

6.

DUE TO SHAREHOLDER

	2006	2005
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$223,694	148,296
Accrued interest	36,989	20,407
	$260,683	$168,703

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

7.

CAPITAL STOCK

(a)

Authorized -

Unlimited number of common shares

(b)

Issued -

	Shares	Amount
Balance - December 31, 2001 and 2002	42,169,302	$13,728,739
Consolidation (Note 7(c))	(41,868,106)	-
	301,196	13,728,739
Conversion of notes payable (Note 7(d))	26,848,860	1,233,948
Issued in exchange for management services (Note 9)	3,750,000	150,000
Balance - December 31, 2003	30,900,056	15,112,687
Consolidation (Note 7(f))	(27,810,058)	-
Balance - December 31, 2004, 2005 and 2006	3,089,998	$15,112,687

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

 8.

CONTINGENT LIABILITY

(a)The Company has been named defendant in a lawsuit by Beach Tree Trust of Nassau, Bahamas, a company related to a former director, for $1,135,254 and 594,999 shares of the Company arising from alleged unpaid amounts with respect to the Company's former Venezuela operations.  In the opinion of management the Company will be successful in defending this action.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

8.

CONTINGENT LIABILITY (continued)

(b)The Company had been named defendant in a lawsuit by Ontex Resources Limited for alleged rent in arrears.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred. On March 8, 2006, Ontex Resources obtained judgment on its claim for $15,911 consisting of rent in arrears of $13,911 and interest costs of $2,000. These amounts were paid and included in Administrative and general expenses in 2006.

9.

RELATED PARTY TRANSACTIONS

During the year, the Company incurred consulting fees to a director and officer in the amount of $Nil (2005 - $Nil; 2004 -$Nil).  These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

10.

INCOME TAXES

The Company has a total of approximately $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years and non-capital losses of approximately $2,661,000 that expire over the years to 2016.  The Company also has capital losses of approximately $8,261,000.

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

13.

CASH FLOW INFORMATION

Non-Cash Transaction	2006	2005	2004
Repayment of note payable (US$82,500) using marketable securities as consideration	$-	$ 98,959	$ -

14.      WRITE OFF OF RELATED COMPANY

During the year ended December 31, 2002, the Company determined that advances to a related company, Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were uncollectible.  The advances totaling $984,760 were written off in that period.

BYRON GLOBAL CORP.

             (formerly Byron Resources Inc.)

              (A Development Stage Company)

       NOTES TO FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

            (Stated in Cdn. Dollars)

15.

  COMPARATIVE FIGURES

 Comparative figures have been reclassified to conform to the current period presentation.

Attachment “B” - CERTIFICATIONS of DISCLOSURE - December 31, 2006

BYRON GLOBAL CORP.

2907- 2045 Lakeshore Blvd. W.,
Toronto ON, Canada M8V 2Z6
Tel: 416 594 0528 Fax: 416 594 6811 E-mail: byronres @ sympatico.ca

I, Ross McGroarty certify that:

1. I have reviewed the Audited Report on Form 6-K of BYRON GLOBAL CORP. (Formerly Byron Resources Inc.) "the registrant") for period ending December 31, 2006 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of; and for, the periods presented in the report;

4. The registrant's other certifying officer and I are responsible far establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d -14) for the registrant and we have:

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

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and  (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April 27, 2007

/s/ "Ross McGroarty”, Chairman

/s/ "David L. Hynes", President

BYRON GLOBAL CORP.

2907- 2045 Lakeshore Blvd. W.,
Toronto ON, Canada M8V 2Z6
Tel: 416 594 0528 Fax: 416 594 581 1
E-mail: byronres @ sympatico.ca

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the "Company"), certify that:

1.

the audited Report on Form. 6-K of the Company for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on April 27, 2007 (the "Report"} fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Apri127, 2007 /s/ "Ross McGroarty" Ross McGroarty Chairman of the Board and Secretary	/s/ "David L. Hynes” David L. Hynes President, CEO

Attachment “C”

Byron Global Corp. Shareholder List - December 31, 2006

Adamusiak, Mark	10
Arrundi Pty Ltd.	844
Artmis Pacific Limited	714
Aurochs Limited	71
Bablich, Kazimierz	10
Bailey, John Walker	142
Baska, Amanda	10
Baska, Ania	12,550
Belvedere Investments	335
Beron Trading Limited	2,163
Brecher, Mark	10
Cabla, Oldrich	10
CDS & CO	778
CEDE & CO.	75,754
Chemielowiec, Janusz	10
Chuma, George	10
Colum Cille Foundation	1,770
Consol Trading Corporation Ltd	378
Corbin Enterprises Limited	571
Corey, Ross	71
Craig, Ronald John	2
Creative Gaming	1
Creative Gaming Consultants Inc	2
Crenson, Chris	10
Debnicka, Wiesia	10
Decanio, Walter	10
Dir International	71
Dobberstein, Rita	10
El Toro Investments Ltd	1,428
Ephesus Investments	71
Finlay Australia Pty Ltd	142
Fox, Joseph	2
Fox, Steven R.	14

Fuda, Sam	10
Gallacher, Mary Ann	50
Garfias, Luis	10
Garfias, Maureen	50
Glendale Securties Inc	3
Gos, Chris	10
Grover Investments Pty Ltd	1,382
Hardie, Daniel C	285
Hundscheid, Leonard HJ	1
Hynes, David L	25
Introwski, Wojciech	20
KJ Investments	142
Kolacz, Jerzy	10
Kolpowski, Micholas	10
Kralka, Tadeusz	10
Macdonald, Marilyn	50
Marchow, Leszek	10
Mathew Ning & Monica Ning Ttee Ning Super	231
McGroarty, Breana	10
McGroarty, Martha	6,850
McGroarty, Maureen	1,500
McGroarty, Paul	50
McGroarty, Ross	375,025
McGroarty, Ruth	4,200
Mclean, Christine	10
Mclean, Evelyn	10
Mclean, Sean	10
Mclean, Suzanne	6,850
Mcmahon, Mike	16
Mohawk Management Limited	1,178
Morovo Investments Ltd	182
Mucha, Kasia	10
Mucha, Marek	10
Mucha, Robert	10
Niemetz, Phillip	10
Northcote, Anthony Thomas	7

Nymkowski, Peter	10
Ocean Marketing Group	7
Olszewski, Marek	10
Oscar Chess Pty Ltd	611
Pacific Rim Mining Ltd	7,286
Pacific Timber Industries Pty Ltd	21
Peachey, Anthony & Ttee	42
Pedzialek, Andrezej	10
Pelmy Limited	714
Poletto, Boris	10
Pyramid Holding Inc	1
Sand Entertainment Inc	1
Solmundson, Gene David	3
Suriani, Ross	10
Suriani, Ruth	50
Tavam Finance Corporation Ltd	310
Toxidis, Margaret	10
Trew Family Trust	107
Tuisalea, Sakiusa	7
W.D. Latimer Co. Limited	2,580,141
Walczenko, Bogdan	10
Wark, Ronald L M	10
Wei, Yumiko	3
Win Bloom Holdings Inc	4,285
Woodhouse, Gary	35
Zhu, Mutian	53
Zurowski, Wojciech	10
TOTAL	3,089,998