Form 20-F/A
period 2006-12-31
BYRON GLOBAL CORP
filed 2007-05-21
CIK 1041019

OMB APPROVAL OBM Number: 3235-0288 Expires: September 30, 2007 Estimated average burden hours per response..2631.00

UNITEDSTATES
SECURITIESAND EXCHANGECOMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

AMENDED

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

{X} ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR I5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from January 1, 2006 to December 31, 2006

Commission file number 82 - 1918       Registration file number 000 - 30194

                                                      BYRON GLOBAL CORP. (Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

 Ontario, Canada (Jurisdiction of incorporation or organization)

2907 - 2045 Lakeshore Blvd. West, Toronto, Ontario M8V 2Z6 Canada (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class Common         Name of each exchange on which registered OTCBB

                              Securities registered or to be registered pursuant to Section 12 (g) of the Act.

                                                                  (Title of Class) Common

SEC 1852 (03-07}	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section l5 (d) of the Act. Common (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 3,089,998

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X] Yes [ ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[X]Yes [ ] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section I3 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or I5(d)of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). and (2) has been subject to such filing requirements for the past 90 days.

[X]Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12h-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X] Non-accelerated filer[ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [X] Yes [ ] No

{APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d)  of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ] Yes [  ] No

4

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

Year Ended December 31	2002	2003	2004	2005	2006
Operating Revenue	$ 0,000	$0,000	$0,000	$0,000	$0,000
Operating Loss	273,823	157,049	84,575	57,469	103,238
Net loss	1,258,583	157,049	109,024	180,071	103,238
Net Loss per Share	4.179	0.09	0.04	0.06	0.03
Total Assets	262,553	373,836	231,143	3,580	7,162
Long-Term Obligations	None	None	None	None	None
Redeemable Preferred Shares	None	None	None	None	None
Dividends	None	None	None	None	None

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

10

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

BYRON GLOBAL CORP.

Dated April 30, 2007

 /s/ “Ross McGroarty”

Ross McGroarty, Chairman

ATTACHMENT “A”

FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

The accompanying notes are an integral part of these financial statements.

-  -

Larry O'Donnell, CPA, P.C.

  2228 South Fraser Street

                                                                                                  Unit 1

   Aurora, Colorado    80014

Telephone (303)745-4545

Report of Independent Registered Public Accounting Firm

April 24, 2007

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

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Byron Global Corp., as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from commencement of the development state, January 1. 2002, to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America

April 24, 2007

Larry O’Donnell, CPA, P.C.

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

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)  Development Stage Company:  The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to December 31, 2005, the

BYRON GLOBAL CORP.

 (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

period in which the Company has undertaken a new development stage activity.

(b)

Marketable Securities: The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets: Capital assets are amortized on the diminishing balance method at the following rates per annum: Computer equipment - 30%; Office equipment  -20%

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign Currency Translation: Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)

Income Taxes: The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forward and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss per Share: The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments: The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

BYRON GLOBAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004  (Stated in Cdn. Dollars)

 (h)

Comprehensive Income: The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

(i)

Investment Valuation: The Company carries its investments at fair value, as determined in good faith by the Board of Directors.  Securities that are publicly traded are valued at the closing price on the valuation date.  Debt and equity securities which are not publicly traded are valued at fair value as determined in good faith by the Board of Directors.  In making such determination, the Board of Directors values non-convertible debt securities at cost plus original issue discount plus payment-in-kind (“PIK”) interest, if any, unless adverse factors lead to a determination of lesser valuation.  Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have resulted had a readily available market for the securities existed, and the differences could be material.  Additionally, changes in the market environment and other events that may occur over the life of the investments may cause gains or losses ultimately realized on these investments to be different than the valuation currently assigned.  Additionally, events and changes in circumstances may indicate that a decline in an investment is other than temporary.  If that occurs, a loss is realized.  A new cost basis is established at that time.  Subsequent increases or decreases in the fair value of the securities which are not deemed to be other than temporary are recognized as unrealized gains or losses.

3.

MARKETABLE SECURITIES: The marketable securities consist of common shares of Bio-America Inc. (2006 – 15,000 shares; fair market value of $1,137) (2005 -15,000 shares; fair market value of $872) and have been classified as available for sale.  Amounts presented for the periods prior to December 31, 2002 have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

4.

CAPITAL ASSETS

		2006		2005
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$3,640	$3,018	$622	$889
Office equipment	778	523	255	318
	$4,418	$3,541	$877	$1,207

BYRON GLOBAL CORP.

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