Form 20-F
period 2007-11-30
Ungava Mines Inc.
filed 2008-03-27
CIK 1041019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549 USA

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from _______ _______ to _____________

Commission file number:   000-30194

Ungava Mines Inc.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant's name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

160 Matheson Boulevard East, Unit 5, Mississauga, Ontario, Canada L4Z 1V4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
        92,688,976   Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes       ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes      ☑No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑Yes       ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐Large accelerated filer      ☐Accelerated filer       ☑Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17       ☑Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes       ☑No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of Securities under a plan confirmed by a court.

☐Yes        ☐No

_____________________________________________________________________________________

The information set forth in this Annual Report on Form 20-F is as at November 30, 2007, unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in The Unites States of America.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See "Risk Factors" for other factors that may affect our future financial performance.

_____________________________________________________________________________________

UNGAVA MINES INC.
 SECURITIES AND EXCHANGE COMMISSION

 FORM 20-F

i

ii

Glossary of Terms

“Anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.
“Anorthosite” is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.
“Assay” is an analysis to determine the quantity of one or more elemental components.
“Au” refers to gold.
“BFS” is an abbreviation for Bankable Feasibility Study
“Byron” refers to Byron Americor Inc.
“Cm” is an abbreviation for centimeters.
“CRI” refers to Canadian Royalties Inc.
“Cu” refers to copper.
“Exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.
“Fault” is a fracture or break in a rock across which there has been displacement.
“Gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.
“Grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (ie, Cu, Zu, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.
“g/t” refers to grams per tonne.
“H” is an abbreviation for hectare.
“Hectare” is an area totaling 10,000 square meters or 100 meters by 100 meters.
“Intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.
“Km” is an abbreviation for kilometer.
“M” is an abbreviation for meters.
“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.
“Mineralization” refers to minerals of value occurring in rocks.
 “Mt” is an abbreviation for million tonnes.
“Ni” is an abbreviation for nickel.
“NSR” is an abbreviation for Net Smelter Royalty.
“Outcrop” refers to an exposure of rock at the earth’s surface.
“Overburden” is any material covering or obscuring rocks from view.
“PEA” is the “Raglan South Nickel Project, Nunavik, Quebec, Technical Report and Preliminary Economic Assessment on the Mequillon, Mesamax, Expo, and Ivakkak Deposits” prepared for CRI by P&E Mining Consultants and Roche Consulting Group, revised and dated July 24, 2006
“PGE” refers to mineralization containing platinum group elements, i.e. platinum and palladium.
“PGM” refers to platinum group metals, i.e. platinum and palladium.
“Pt” refers to platinum.
“Pyroxenite” refers to a relatively uncommon dark-colored rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.
“Ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in color and have relatively high specific gravities.

PART 1

This annual report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”,  “estimates”, “predicts”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States of America, we do not intend to update any of the forward-looking statements to conform these statements to actual results. As used in this annual report, the terms “we”, “us”, “our”, “Company” and “UMI” mean Ungava Mines Inc. and its subsidiaries, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 3.  KEY INFORMATION
3.A.  Selected Financial Data

The following tables summarize our selected financial data (stated in Canadian dollars) prepared in accordance with United States general accepted accounting principles (“U.S. GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".   Results for the period ended November 30, 2007, are not necessarily indicative of results for future periods.

	November 30, 2007	November 30, 2006	November 30, 2005
Operating revenues	$-	$-	$-
Net Loss	$(2,083,220)	$-	$-
Basic and fully diluted loss per share	$(0.08)	$-	$-
Total assets	892,182	$1	$1
Net assets	$(1,333,472)	$(1,324,833)	$(1,324,833)
Capital stock	$3,595,315	$1,520,734	$1,520,734
Number of shares outstanding	92,688,976	8,281,431	8,281,431
Cash flow from operating activities	$(677,620)	$(2,845,567)	$-
Cash flow from investing activities	$(727,467)	$-	$-
Cash flow from financing activities	$1,412,551	$2,845,567	$-
Increase in cash	$7,464	$-	$-
Weighted average number of shares outstanding	27,346,532	8,281,431	8,281,431

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On February 22, 2008, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.9846.

The following table sets out the high and low exchange rates for each of the last six months.

	2008	2007
	January	December	November	October	September	August
High for period	.9685	.9788	.9992	.9996	.9466	.9298
Low for period	1.0096	1.0220	1.0905	1.0527	1.0069	.9525

The following table sets out the average exchange rates for the most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended November 30
	2007	2006
Average for the period	1.0748	1.1342

3.B.  Capitalization and Indebtedness
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

3.C.  Reasons for The Offer and Use of Proceeds
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

3.D.  Risk Factors
The following is a brief discussion of those distinctive or special characteristics of our operations and industry, which may have a material impact on, or constitute risk factors in respect of, our future financial performance.

An investment in our common stock involves a high degree of risk. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed.

This document contains forward-looking statements, which involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this document.

We only have a 30% interest in the Expo Ungava Property and this interest will be further reduced to 20% if Canadian Royalties Inc. (“CRI”) delivers a bankable feasibility study which is accepted by a bank willing to finance the property into production on a non-recourse basis.

Our sole significant asset is a 30% interest in the Expo Ungava Property.  Canadian Royalties Inc. (“CRI”) owns the remaining 70% of the interest. Our interest will be further diluted if CRI obtains an 80% in the Expo Ungava Property and we fail to subsequently contribute our pro rata share of joint venture expenses.

We do not have control of the operations at the Expo Ungava Property and CRI may operate the property in a manner which is adverse to our interest and may have a negative impact on our business.

Because of our minority interest in the Expo Ungava Property, we have limited control of the operations on such property and the interest of our joint venture partner in operating the property may be adverse to our interest.

We are in several legal disputes relating to the Property.  If we are not able to successfully settle the disputes, we may not be able to recover the costs for the litigation.

We may enter into one or more joint ventures in the future, in addition to the joint venture with CRI.  Any failure of CRI or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures.  In addition, we may be unable to exert influence over strategic decisions made in respect of other properties subject to such joint ventures.

Our auditor has expressed substantial doubt as to our ability to continue as a going concern. If projected ore recoveries from future mining activities on the Property are not achieved, then our financial condition will be adversely affected and we may not be able to pursue operations.

We have a history of losses and expect to incur losses in the foreseeable future, and there is no assurance that we will be able to continue as a going concern.

Our financial statements included with this registration statement for the year ended November 30, 2007 have been prepared assuming that we will continue as a going concern. Our auditors have made reference to the doubt as to our ability to continue as a going concern in their audit report on our audited financial statements for the year ended November 30, 2007. If we are not able to achieve revenues, then we may not be able to continue as a going concern and our financial condition and business prospects will be adversely affected.

Because of the speculative nature of exploration of mineral properties, there is no assurance that any exploration activities in which we have an interest, will result in the discovery of additional commercially exploitable quantities of ore.

The search for valuable minerals as a business is extremely risky. We can provide no assurance that exploration on our properties will establish that additional commercially exploitable reserves of ore exists. Problems such as unusual or unexpected geological formations or other variable conditions are involved in exploration and often result in exploration efforts being unsuccessful. The additional potential problems include, but are not limited to, unanticipated problems relating to exploration and attendant additional costs and expenses that may exceed current estimates.

Our Property interest may be subject to title risks.

We have investigated title to our Property and, to the best of our knowledge, title to our Property in which we have an interest is in good standing.  However, our Property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect our title to the Property or delay or increase the cost of the development of such properties.

Our property interest in Canada may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  We are not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to the mineral property in Canada in which we have an interest.  We are aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and we are supportive of measures established to achieve such co-operation.

Exploration activities, including test mining and mining activities are inherently hazardous.

Mining operations generally involve a high degree of risk.  The operations by CRI are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The nature of these risks are such that liabilities might result in us being forced to incur significant costs that could have a material adverse effect on our financial condition and business prospects.

If CRI experiences accidents or other adverse events at the Property, then our financial condition and profitability could be adversely affected.

Exploration activities, including test mining and mining activities at the Property are subject to adverse operating conditions. Exploration accidents or other adverse incidents, such as cave-ins or flooding, could affect the ability to continue mining activities at the Property. A particular concern at the Property is warm temperatures that can reduce the winter season during which underground mining activities can safely be conducted. The occurrence of any of these events could cause a delay in recovery of ore or could reduce the amount of material that we are able to recover, with the result that the ability to achieve recoveries from mineral sales and to sustain operations would be adversely impacted. Adverse operating conditions may also cause operating costs to increase. Exploration accidents or other adverse events could also result in an adverse environmental impact to the land on which operations are located with the result that there may be liabilities for environmental cleanup and remediation.

If we become subject to increased laws and regulation, including environmental laws, operating expenses may increase.

Exploration activities and mining activities are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These regulations may impose significant operating costs. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Government approvals and permits are currently, and may in the future be, required in connection with mining operations. To the extent CRI is not able to obtain such approvals; our joint venture partner may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Mining operations require governmental permits and approvals. If our joint venture partner is not able to obtain permits required to conduct operations and comply with the requirements of such permits, they may not be able to complete their exploration activities or commence commercial mining for ore and may be subject to substantial penalties for non-compliance.

Exploration and mining activities are subject to numerous environmental regulations and non-compliance may precipitate significant penalties.

All phases of operations in which we have an interest are subject to environmental regulation.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect operations.  Environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present, and which have been caused by previous or existing owners or operators of the properties.  We may become liable for such environmental hazards caused by previous owners and operators of the properties even where we have attempted to contractually limit our liability.

There is intense competition in the exploration and mining industry. Both CRI and ourselves will have to compete for financing and for qualified managerial and technical employees.

The exploration industry is intensely competitive in all of its phases. Competition includes large established exploration companies with substantial capabilities and with significant financial and technical resources. As a result of this competition, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. Our joint venture partner has to compete with other exploration and mining companies in the recruitment and retention of qualified managerial and technical employees. If they are unable to successfully compete for financing or for qualified employees, programs may be affected.

Fluctuations in Commodity Prices may affect our revenues, if any, negatively.

The profitability of mining operations is significantly affected by changes in the market price of base metals and platinum group metals.  The level of interest rates, the rate of inflation, world supply of base metals and platinum group metal and stability of exchange rates can all cause significant fluctuations in base metal and platinum group metal prices.  Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.  The price of base metals and platinum group metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable.  Depending on the price of base metals and platinum group metals, cash flow from mining operations may not be sufficient.  Market fluctuations and the price of base metals and platinum group metals may render reserves uneconomical.  Moreover, short term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or differing grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Certain of our directors serve as directors of other companies which may have interests which conflict with the interest of our stockholders.

Certain of our directors also serve or may in future serve as directors of or consultants to, other companies involved in natural resource exploration and development and consequently there exists the possibility that such directors are or may come to be in a position of conflict of interest.

There is only a very thin public market for our common stock and there is no assurance that a substantial public market will ever develop. Our stockholders may not be able to resell their shares at or above the purchase price paid by such stockholders, or at all.

Even though our common stock is quoted on the Over-the-Counter Bulletin Board trading system (OTCBB), an investment in our stock may be highly illiquid and subject to significant market volatility. This volatility may be caused by a variety of factors including low trading volume and market conditions.

Stockholders may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent a stockholder from obtaining a market price equal to the purchase price such stockholder paid when the stockholder attempts to sell our securities in the open market. In these situations, the stockholder may be required either to sell our securities at a market price which is lower than the purchase price the stockholder paid, or to hold our securities for a longer period of time than planned. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using common stock as consideration or to recruit and retain management with equity-based incentive plans.

Our common stock is considered a “Penny Stock,” which is subject to restrictions on marketability, so you may not be able to sell your shares.

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is likely to be less than $5.00 per share and therefore may be a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors hereunder to sell their shares. Investors will find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of 2008. Compliance with Section 404 is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting in the future. Failure to achieve and maintain an effective internal control environment or to complete our Section 404 certifications could have a material adverse effect on our stock price. Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We have never paid nor do we expect in the near future to pay cash dividends.

We have never paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the immediate future.

ITEM 4.  INFORMATION ON OUR COMPANY

4.A.  History and Development of Our Company

4.A (i)
We are a company that continues as the result of an amalgamation ( see below) of Byron Americor Inc., a shell company listed on the NASDAQ OTC BB market and Ungava Mines Inc. (“UMI”) an Ontario, Canada corporation, organized in February 2007 as a wholly owned subsidiary of Nearctic Nickel Mines Inc. (“NNMI”). In March 2007, NNMI transferred its wholly-owned subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to UMI on a tax-free rollover basis. As part of the consideration, UMI agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property. NNMI remains a party to certain Ontario litigation relating to the mineral property and has a right to receive a portion of any recovery. NNMI has declared a dividend of UMI common shares whereby one share of UMI is to be distributed for each two NNMI shares held. The distribution and date is contingent on certain eventualities which may not occur.

4.A (ii)
On August 22, 2007, through a series of transactions, NNMI acquired control of Byron Americor Inc. (“Byron”) an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction, NNMI acquired 14,131,638 Byron common shares for nominal consideration. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of UMI and 5,000,000 NNMI common share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After these transactions, there were 92,688,976 common shares of Byron outstanding. Byron had been a shell company with nominal assets and limited liabilities. The transaction is a capital transaction in substance and therefore has been accounted for as a recapitalization of Byron. Because UMI is deemed to be the purchaser for accounting purposes, consolidated financial information and information in this document is presented as a continuation of UMI and its subsidiary UMEI.

4.A (iii)	By Articles of Amalgamation, effective September 21, 2007, UMI amalgamated with Byron Americor Inc. The amalgamated company continues under the name Ungava Mines Inc.

4.A (iv)	The address of our principal place of business is: 160 Matheson Boulevard East, Unit 5, Mississauga, Ontario, Canada, L4Z 1V4. Our telephone number is (905) 568-4573.

4.A (v)
The history of Byron is detailed below:
Byron was incorporated under the laws of the Province of British Columbia, Canada, on July 18, 1986 as Castello Resources Ltd. It subsequently changed its name to Castello Business Systems Ltd. on January 21, 1993 before becoming Castello Casino Corp. on October 31, 1995. In 1995, Articles of Continuance provided for Byron's continuance in the Province of Ontario, Canada. Articles of Amendment, granted to Castello, provided for an increase in the authorized capital to 100,000,000 common shares of no par value and the consolidation of the common shares on the basis of four (4) pre-consolidation common shares for one (1) post-consolidation common share. Byron, on April 15, 2003, changed its name to Byron Resources Inc., and the common shares of the company were consolidated on the basis of 1 new share for each 140 shares held, approval having been granted at the Annual and Special Meeting of Shareholders held on December 12, 2002. On July 9, 2004, Byron changed its name to Byron Global Corp, and on August 3, 2004 its common shares were consolidated on the basis of 1 new share for each 10 shares held, approval having been granted at the Annual and Special Meeting of Shareholders held on June 25, 2004. On July 9, 2007, Byron changed its name to Byron Americor Inc. and its common shares were consolidated on the basis of 1 new share for each 10 shares held.

On August 22, 2007, through a series of transactions, NNMI acquired control of Byron. (See 4.A (ii) above).

4.B Business Overview
Pursuant to an Agreement of January 20, 1995, we acquired a 100% working interest in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec, Canada (the “Property”), subject to two 1% Net Smelter Return royalties. We entered into an Agreement with Canadian Royalties Inc. (“CRI”) dated January 12, 2001, under which CRI could earn up to an 80% interest in the Property. To date, CRI has been vested with a 70% interest in the Property. Under the Agreement, CRI will earn a further 10% interest by producing a bankable feasibility study (“BFS”) relating to the construction of a mine on the Property, which is accepted by a banker willing to provide the funding to put the Property into production on a non-recourse basis.

In June 2007, CRI published the highlights of a purported BFS regarding the Property and on June 29, 2007 CRI published a Technical Report relating to its purported BFS and indicated that it is proceeding with permitting applications, and an environmental and social impact analysis. The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by CRI. CRI has also announced that the BFS will be “updated” to include production from the Mequillon deposit on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property. Our interest will be subject to dilution for non-contribution to the joint venture. If reduced to a 10% joint venture interest, our interest will be automatically converted to a 1% net smelter returns royalty, which CRI can purchase for $1,500,000.

4.C Organizational Structure
Our organization structure is outlined in the chart below.

Nearctic Nickel Mines Inc. is federally incorporated in Canada, is listed on the Pink Sheets, symbol  UGVAF and is a reporting issuer in the Canadian provinces of Alberta, Ontario, Quebec and Nova Scotia.

The 2,688,976 shares of our company not held by NNMI,  represent the float in the market.

UMEI is incorporated in Quebec, Canada and Ungava Metals Corp., is an inactive subsidiary incorporated federally in Canada.

4.D Our Property
The Property is owned by our wholly owned subsidiary, UMEI, and comprises an area of approximately 170 square kilometers.  CRI has undertaken all exploration activities on the Property since 2001. The Property encompasses the Expo, Mesamax, and Mequillon deposits, the Allammaq discovery and is situated in the most northern part of Québec approximately 1,800 km north of Montreal and 80 kilometers west of Kangiqsujuaq, a small village located on the shore of Wakeham Bay, which opens onto the Hudson Strait. The centre of the Property is at latitude 61o33’N, longitude 73o30’W. The Property is situated on claim maps 35 H/11 (Lac Rinfret), 35 H/12 (Lac Fleury) and 35 H/05 (Cratère du Nouveau-Québec). The Property is positioned just north of the Parc des Pingualuit (Cratère du Nouveau-Québec). The Property does not interfere with the park, nor does it cross the park boundary.

The property is identified on the map below:

CRI is in the process of initiating the development of the Property which is anticipated to be an independent, stand-alone Ni-Cu-PGE mining and milling operation. Our continued operations are dependent upon the existence of economically recoverable reserves, confirmation of the extent of our ownership interest in the claims, our ability to obtain financing to complete development, and upon future profitable production, or our ability to dispose of our interests on an advantageous basis.

The probable reserves on the Property, which are identified from information published by CRI, can be found at  www.canadianroyalties.com, and are indicated below.

	Probable	Ni	Cu	Co	Pt	Pd	Au
Deposit	Tonnes	%	%	%	(g/t)	(g/t)	(g/t)
Mesamax	2,186,155	1.85	2.49	0.07	0.95	3.46	0.19
Expo	8,255,282	0.68	0.69	0.04	0.29	1.25	0.07
TOTAL	10,441,437	0.92	1.07	0.05	0.43	1.71	0.10

We are involved in the following legal actions which involve our subsidiary company, UMEI and our Property:

(i)
UMEI, is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on UMEI's Property.  In the course of this action, UMEI learned that defendants had formed a collaboration with others who obtained samples from the Property obtained by trespass. UMEI is currently seeking to have these others joined as co-defendants in the action as well as a third party which trespassed and facilitated trespass by other  parties. The action in Quebec is against parties who UMEI alleges, trespassed onto UMEI's property in 1998, wrote a false and misleading Assessment Report about a discovery made as a result and produced a falsified version of a geologist Report during the 2002 arbitration proceeding with CRI and also against parties who are alleged to have given false testimony at the 2002 arbitration.

(ii)
UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by CRI and two directors of CRI. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company, are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action. No liability has been recorded in the financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

(iii)
UMEI had been named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") sought the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to CRI.  The conveyance occurred at the same time that an 80% interest in the Property was optioned to CRI.  No damages were, however, claimed against UMEI.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Results of Operations

5.A. (i) Revenues
CRI has produced a purported Bankable Feasibility Study and has, through various press releases, indicated its intention to proceed with the development of the Property. Until CRI completes the development of the Property, it is not anticipated that the Company will have any material revenue. No revenues (other than interest earned of $9,765, 2006 -$nil) have been reported for the years ended November 30, 2007and 2006.

5.A. (ii) Analysis of Expenses
	Three Months Ended	% of	Three Months Ended	%
	November 30, 2007	Total	November 30, 2006	Change

Stock-based compensation	$1,222,200	75%	$-	100%
Professional fees	257,213	16%	-	100%
Consulting & management fees –related party	42,469	3%		100%
Consulting & management fees	68,682	4%	-	100%
Office and general	17,019	1%	-	100%
Travel	15,051	1%	-	100%
	$1,622,634	100%	$-

	Year Ended	% of	Year Ended	%
	November 30, 2007	Total	November 30, 2006	Change

Stock-based compensation	$1,222,200	58%	$-	100%
Professional fees	623,595	30%	-	100%
Consulting & management fees –related party	112,080	5%		100%
Consulting & management fees	68,682	3%	-	100%
Office and general	35,135	2%	-	100%
Travel	31,293	2%	-	100%
	$2,092,985	100%	$-

During the year ended November 30, 2007 expenses were $2,092,985 ($nil for the year ended November 30, 2006 – see 4.A. (ii) above.) Our major expenses for the year are comprised of the following:

Stock-based compensation
During the year ended November 30, 2007, the directors of the Company authorized the issue of the following common share stock options:

a)	On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

b)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of the Company.

c)	On October 18, 2007, 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

The weighted average fair value of the stock options granted was estimated at $0.23 per option using the Black-Scholes model for pricing options. The total stock based compensation expense recognized was $1,222,200. The following weighted average assumptions were used:

Risk free interest rate	4.29%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

Professional fees
During the period, the Company incurred legal fees in connection with the matters which are detailed in 4.D. above. Included in professional fees are expenses incurred in developing investor presentations, development of a website for the company and amounts paid for administrative and accounting services.

Consulting and management fees
Consulting and management fees represent amounts paid for corporate management services. During the second quarter, the Company retained a new Chief Financial Officer whose fees are included in this category.

Office and general expenses
Includes expenses incurred for stationary, entertainment and office supplies.

5.A. (iii) Summary of Quarterly Results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	4	3	2	1	4	3	2	1
	2007	2007	2007	2007	2006	2006	2006	2006
Net Loss	$(1,615,167)	$(290,532)	$(177,521)	$-	$-	$-	$-	$-
Loss per share basic and fully diluted	$(0.02)	$(0.03)	$(0.01)	$-	$-	$-	$-	$-

5.B.  Liquidity and Capital Resources
In our management's view, given the nature of our activities, the most meaningful and material financial information concerning us relates to our current liquidity and capital resources.  We do not currently own or have an interest in any mineral producing properties and have not derived any revenues from the sale of minerals.

Our activities have been funded from advances received from NNMI. We expect that we will continue to be able to utilize this source of financing or to raise funds through the issue of our own shares, until we develop cash flow from our operations.  There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all.   Based on our existing working capital, we expect to require additional financing for our currently held property during the upcoming fiscal year.  Accordingly, there is substantial doubt about our ability to continue as a going concern.  We have not carried out debt financing, nor have we made use of any financial instruments for hedging purposes.  We had no material commitments for capital expenditures at the end of our most recent fiscal year.

At November 30, 2007, we had a working capital deficiency of $1,333,473 (2006 – $1,324,834). Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

Other than as discussed herein, we are not aware of any trends, demands, commitments, events or uncertainties that may result in our liquidity either materially increasing or decreasing at present or in the foreseeable future.

5.C.  Research and Development, Patents and Licenses, etc.
As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.D.  Trend Information
As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.E.  Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

5.F.  Disclosure of Contractual Obligations
With respect to contractual obligations, the Company is committed in the fiscal year 2008 to the following :

	Payments due by period
Contractual Obligations	Total	Less than 1 year
Operating lease obligations (1)	$21,000	$12,000
Purchase obligations (2)	96,000	96,000

1.	Amount due under a month-to month lease for office premises.
2.	Amount due for consulting services provided by an officer of our Company under a month-to-month agreement.

5.G.   Safe Harbour
Except for historical information contained herein, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, which involve certain risks and uncertainties.  Forward-looking statements are included with respect to, among other things, our current business plan and strategy and strategic operating plan. These forward-looking statements are identified by their use of such terms and phrases as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “anticipates,” “anticipated,” “should,” “designed to,” “foreseeable future,” “believe,” “believes” and “scheduled” and similar expressions.  Our actual results or outcomes may differ materially from those anticipated.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  For any forward-looking statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management
The following information is about our directors and members of senior management, including names, business experience, offices held and principal business activities performed outside our company.

Glen Erikson
Glen Erikson (born August 11, 1951) was appointed President of our Company on January 24, 2008. Glen is a graduate of the University of Toronto (1974) and Osgoode Hall Law School. He was called to the bar in Ontario in 1979. From 1982 until his retirement in 1996, he operated a legal practice in Toronto, Canada. In 1995 he was the founder of Nearctic Nickel Mines Inc., formerly Ungava Minerals Corp. Since 1996 he has been active as a consultant to Nearctic Nickel Mines Inc. and Ungava Mineral Exploration Inc., as an investor and in the biotechnology arena.

Dr. Allan Miller
Dr. Allan Miller (born October 14, 1946) served as President and director of our Company from February 2007 to January 24, 2008 when he assumed the position of Vice-President of our Company. He continues as a director of our Company. Dr. Miller is a mineral deposits consulting geologist who received a Ph.D. in economic geology from the University of Western Ontario in 1977 and an Honours B.Sc. in geology from Carleton University in 1971. As a student he participated in the exploration of the Raglan Property north of the Company’s property in the Ungava Trough and both his B.Sc. and Ph.D. theses focused on ore deposit related problems from the Raglan property. From the present to 1997, he has consulted to the mining industry in Canada and internationally. Between 1973 and 1997, he was a research scientist with the Geological Survey of Canada. Dr. Miller specialized in the mineral deposits and their environments throughout the Western Churchill Province, Canada. He was responsible for identifying their critical geological and deposit-scale attributes and the recognition of new ore deposit environments. His diverse experience in Canada, Central and South America, Australia and China has included the following ore deposit types: magnetic nickel-copper-platinum group metals, uranium, mesothermal and epithermal precious metal, copper-gold porphyry, volcanic-associated massive sulphide, sediment-hosted copper, redbed copper, and diamond.

Alan Rootenberg

Mr. Rootenberg (born February 5, 1952) is the Chief Financial Officer of our Company. He has served as a senior executive in a number of publicly traded and private companies. From December 1999 to January 2007, he served as President and Chief Executive Officer of a publicly traded (TSXV) technology company. The company develops applications for the human capital management industry and was responsible for the development of technologies used in a number of online talent management systems. He was a founding partner in a company that pioneered the development of multimedia and new media applications for the advertising industry. From 1980 to 1994, he was involved in the advertising industry having served as Vice President Finance for a marketing and communications organization located in Toronto, Ontario. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada.

David L. Hynes

Mr. Hynes BSc. B.Ed. J.D. (born April 30, 1946) is a director and Secretary-Treasurer of our Company.
He graduated from the University of Toronto Law School in 1971and was call to the bar of Ontario in 1973. From March 1973 he been engaged in private practice, focusing on commercial and corporate law.

James G. Lavigne

Mr. Lavigne (born April 30, 1961) is a director of our Company. He is presently a consulting geologist, formerly the Vice-President, Exploration, for Goldbrook Ventures Inc., where he was responsible for exploration program design, implementation, and management; evaluation of property/project submissions; project generation; written and oral presentation of programs and results to senior management and investors; and the preparation of public disclosure documents. Previously, he was a senior geologist with FNX Mining Company. Mr. Lavigne has over 18 years experience in all phases of mineral exploration and development predominantly in base and precious metal mineral deposits with some exposure to industrial minerals. Mr. Lavigne received his MSc. Geology from the University of Ottawa in 1993 and a BSc. Geology from Memorial University of Newfoundland in 1987.

Glen Gasparini

Mr. Gasparini (born September 29, 1952) is a director of our Company.  He has been the President of Terrazzo, Mosaic & Tile Company Limited, a manufacturer and supplier of floor coverings.  Mr. Gasparini has an Honours B.A. from York University.

Dr. Joseph Greenberg

Dr. Greenberg (born August 30, 1922) is a director of our Company. Dr. Joseph Greenberg has been a physician in Toronto for over 50 years, running a family medicine practice. He received his M.D. degree from the University of Toronto in 1952.

6.B.  Compensation
The following table sets forth all annual and long term compensation for services provided to us during the fiscal years ended November 30, 2007, 2006, and 2005, in respect of the individuals who were, at November 30, 2007, our directors and executive officers:

Summary Compensation Table
Annual Compensation					Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Fees for Management Services ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Dr Allan Miller President	2007 2006 2005	10,729 nil nil	nil nil nil	nil nil nil	500,000 nil nil	nil nil nil	nil nil nil	nil nil nil

Alan Rootenberg CFO	2007 2006 2005	35,350 nil nil	nil nil nil	nil nil nil	200,000 nil nil	nil nil nil	nil nil nil	nil nil nil

Glen Gasparini Vice-President	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	400,000 nil nil	nil nil nil	nil nil nil	nil nil nil

David Hynes Secretary-Treasurer	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	400,000 nil nil	nil nil nil	nil nil nil	nil nil nil

James G. Lavigne Director	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	400,000 nil nil	nil nil nil	nil nil nil	nil nil nil

Dr. Joseph Greenberg Director	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	400,000 nil nil	nil nil nil	nil nil nil	nil nil nil

Marek Mucha (1)	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil
1.	Mr. Mucha resigned as a director of our Company on September 11, 2007.

The following table sets forth stock options granted by us during the year ended November 30, 2007, to our directors and executive officers:
Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Dr Allan Miller President	500,000	$0.60	nil	September 30, 2012

Alan Rootenberg CFO	200,000	$0.60	nil	September 30, 2012

Glen Gasparini Vice-President	400,000	$0.60	nil	September 30, 2012

David Hynes Secretary-Treasurer	400,000	$0.60	nil	September 30, 2012
President
James G. Lavigne Director	400,000	$0.60	nil	September 30, 2012

Dr. Joseph Greenberg Director	400,000	$0.60	nil	September 30, 2012

1645194 Ontario Inc.(1)	4,500,000	$0.60	nil	September 30, 2012

Juno Holdings Inc. (2)	2,200,000	$0.60	nil	September 30, 2012

1.	A company controlled by a trust for the benefit of the children of Glen Erikson.
2.
A company controlled by a trust for the benefit of the children of Glen Erikson. All voting rights over the securities of the Company held by this company are exercised by Allan Miller under a Voting Agreement.

No options were exercised during the year by our directors or executive officers.

No cash compensation was paid to directors for attendance at meetings or for serving on committees. In such cases where a director is requested by the Board to perform services for the Corporation, compensation may be authorized by the Board to be paid to that director.

Defined Benefit or Actuarial Plan Disclosure
We do not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts
We have not entered into any formal employment agreements with our executive officers.

6.C.  Board Practices
We have an Audit Committee and a Compensation Committee.
Both committees are comprised of David Hynes, Glen Gasparini and Jamie Lavigne. The terms of reference under which the Audit Committee operates is detailed in Exhibit 19(b)(i) attached.

6.D.  Employees
Our Company has no employees. On-going services (i.e. as an officer of the Company) are provided on a consulting basis, either through a direct contract between the individual providing the service or by contract with a company with which they are associated.

Consultants
In April 2007, we retained 1645194 Ontario Inc. (“1645194”) to provide the services of Mr. Glen Erikson to render consulting advice and services to our Company in connection with the development and operation of the corporate, financial, and litigation affairs of our Company. 1645194 receives a monthly fee of $8,000 for these services.  The Agreement with 1645194 is for a term of one year and is renewable thereafter from month to month and may be terminated by either party giving sixty (60) days notice to the other of intention to terminate the Agreement. On October 3, 2007, 1645194 was granted 4,500,000 stock options and Juno Holdings Inc. was granted 2,200,000 stock options, all exercisable at $0.60, which expire September 30, 2012. On January 24, 2008, Mr. Erikson was appointed President of our Company.

6.E. Share Ownership
No persons in subsection 6.B.above own 1% or more or the outstanding shares of our Company.
In August 2007, we adopted a stock option plan (the "Plan"), the purpose of which is to advance the interests of our Company by providing an additional incentive to attract, retain and motivate highly qualified and competent persons who are key to the Company, encouraging stock ownership in the Company by such persons. These include key employees, consultants, independent contractors, Officers and Directors, and those upon whose efforts and judgment the success of the Company and its Subsidiaries is largely dependent. Under the terms of the Plan, the aggregate number of our common shares reserved for issuance under the Plan at any time may not currently exceed 9,000,000 options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders
The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at November 30, 2007 beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held November 30, 2007	Percentage of Common Shares Outstanding at November 30, 2007

Nearctic Nickel Mines Inc. (“NNMI”)	90,000,000	97.1%

Our major shareholder does not have different voting rights.

Dr. Allan Miller is trustee of The Ungava Trust which is the beneficial owner of 5,104,462 shares of NNMI.  Dr. Miller is also Trustee of The General Trust which indirectly exercises some control or direction over 2,160,000 shares held by Alberta Richwest Inc. Dr. Miller also has voting authority in respect of 6,731,473 shares beneficially owned by Juno Holdings Inc.

Pinetree Capital Inc. owns 6,904,801 shares of NNMI and Brownstone Ventures Inc. a company controlled by Pinetree Capital Inc., owns 2,666,666 shares of NNMI.

As at November 30, 2007, there were 92,688,976 of our common shares issued and outstanding.  Based on the records of our registrar and transfer agent, Capital Transfer Agency Inc. of 390 Bay Street, Suite 2020, Toronto Ontario, Canada, as at such date, 92,558,254 of our common shares were held in Canada and 130,722 of our common shares were held outside of Canada.

We do not know of any arrangements that may at a subsequent date result in our change of control.

7.B.   Related Party Transactions
a)	During the year, we paid $101,350 in consulting fees to current and former officers of the Company.

b)	During the year, we paid $10,730 in consulting fees to a director for services performed.

c)	The Company has a $1,000 receivable included in other receivables which is due from NNMI for the 14,131,638 common shares issued.

d)
On November 9, 2007, a loan of $96,000 was issued to 1645194, a related party of the Company. This amount is to be repaid through services provided by 1645194 in the 12 months commencing January 1, 2008. 1645194 is controlled by the spouse of a former director.

e)	Advances of $1,420,000 were received from NNMI, the Company’s parent, during the year ended November 30, 2007. The advances are non-interest bearing, unsecured and due on demand.

f)	A loan of $500,000 is owing to NNMI for advances of prior years. The loan is unsecured, due on demand and bears interest at a rate of 8% calculated from the date of demand.

g)
$34,996 is receivable from NNMI for 250,000 stock options that were initially granted in NNMI but later cancelled and replaced with 250,000 options in Mines. The balance is non-interest bearing, unsecured and due on demand.

7.C.  Interests of Experts and Counsel
This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information
This Annual Report contains our consolidated financial statements at November 30, 2007 and 2006, which contains an Independent Auditor's Report dated January 21, 2008, Consolidated Balance Sheets as at November 30, 2007, and November 30, 2006, Consolidated Statements of Operations and Deficit for the Fiscal Periods ended November 30, 2007 and November 30, 2006;  Consolidated Statements of Cash Flows for the Fiscal Periods Ended November 30, 2007 and November 30, 2006 and Notes to the Consolidated Financial Statements.

8.B.  Significant Changes
No significant change has occurred since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM 9.  THE OFFER AND LISTING

9.A 4..  Offer and Listing Details
As indicated in 4.A. above, we are the result of the amalgamation of UMI and Byron, a company whose common shares traded on the NASDAQ OTC BB market. The table below indicates the high and low sales prices for Byron common shares, in U.S. Dollars, as reported on the OTC Bulletin Board for each full fiscal quarter of Byron since the first quarter of  2003.

	High	Low
Quarter ended March 31, 2003	0.013	0.01
Quarter ended June 30, 2003	0.01	0.01
Quarter ended September 30, 2003	No trade
Quarter ended December 31, 2003	0.20	0.20
Quarter ended March 31, 2004	No trade
Quarter ended June 30, 2004	No trade
Quarter ended September 30, 2004	No trade
Quarter ended December 31, 2004	No trade
Quarter ended March 31, 2005	No trade
Quarter ended June 30, 2005	No trade
Quarter ended September 30, 2005	No trade
Quarter ended December 31, 2005	1.00	1.00
Quarter ended March 31, 2006	No trade
Quarter ended June 30, 2006	No trade
Quarter ended September 30, 2006	No trade
Quarter ended December 31, 2006	No trade
Quarter ended March 31, 2007	No trade
Quarter ended June 30, 2007	No trade
Quarter ended September 30, 2007	5.00	5.00
Quarter ended December 31, 2007	No trade

April 15, 2003 (1-140) consolidation; August 3, 2004 (1-10 consolidation), August 2007 (1-10 consolidation)

9.B.  Plan of Distribution
This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.C.  Markets
We trade our shares on the Over the Counter Bulletin Board under the trading symbol "UGVMF".

9.D.  Selling Shareholders
This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.E.  Dilution
This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.F.  Expenses of the Issue
This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital
This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.B.  Memorandum and Articles of Association
Disclosure of interests in Contracts.
Every director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract with the Corporation, or is a director or officer of or has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, shall disclose in writing to the Corporation or request to have entered in the minutes of the meeting of directors the nature and extent of these interests at the time.  Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or the shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same.

Shareholder Meetings.
The directors shall call an annual meeting of shareholders not later than fifteen months after holding the last preceding annual meeting.  The board may at any time call a special meeting of shareholders for the transaction of any business which may properly be brought before such meeting of shareholders. Meetings of shareholders shall be held at the registered office of the Corporation or at such other place within or outside of Ontario, as the board from time to time determines.

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who although not entitled to vote, are entitled or required, under any provisions of the Ontario Business Corporations Act or by-laws of the corporation, to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.C.  Material Contracts
In March 2007 we entered into an agreement with NNMI, whereby NNMI transferred its wholly-owned subsidiary, UMEI, to us on a tax-free rollover basis. As part of the consideration, we agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property in which NNMI may also be a party.

10.D.  Exchange Controls
There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of our outstanding common shares) pursuant to the reciprocal tax treaty between Canada and the United States.

10.E.  Taxation
Material Canadian Federal Income Tax Consequences

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

10.F.  Dividends and Paying Agents
This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.G.  Statements by Experts
This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.H.  Documents on Display
Any documents referred to in this Annual Report may be inspected at our administrative office at 160 Matheson Blvd. East, Unit 5, Mississauga, Ontario, Canada L4Z 1V4 during normal business hours.

10.I.  Subsidiary Information
There is no information, relating to our subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
We anticipate our primary market risk, if any, to be related to fluctuations in commodity prices and exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the Canadian dollar.  Based on our overall exchange rate risk as at November 30, 2007, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and commodity price risk.  We do not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES
There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to our indebtedness or any of our significant subsidiaries.  There are no payments of dividends by us in arrears, nor has there been any other material delinquency relating to any class of our preference shares.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
We have not adopted any measures which will materially modify the rights of any class of registered securities.

ITEM 15.T.  CONTROLS AND PROCEDURES
Disclosure Controls and Procedures.   Under the direction of our President and Chief Financial Officer, we evaluated our disclosure controls and procedures and concluded that (i) our disclosure controls and procedures were effective as of November 30, 2007, and (ii) no change in our internal control over financial reporting occurred during the year ended November 30, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting:  Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.  The design and effectiveness of the Company’s internal control systems over financial reporting was reviewed during the year ended November 30, 2007, and determined not to be effective.  During the evaluation process, certain weaknesses in internal controls were identified, notably:

(a)	Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties;

(b)	Due to the size of our Company and the limited number of staff, we do not have the optimum complement of personnel with all of the knowledge to address all complex and non-routine transactions that may arise.

The Audit Committee has been provided information on the deficiencies.  Together, the Audit Committee, Board of Directors, and Management continue to work to mitigate the risk of a material misstatement in our financial reporting.  Management has identified certain areas where it can improve process controls and intends to incorporate these changes into the control over the financial reporting over the next twelve months.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16.  [RESERVED]

16.A.  AUDIT COMMITTEE FINANCIAL EXPERT
We believe that the members of our audit committee and of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

16.B.  CODE OF BUSINESS CONDUCT AND ETHICS

We have  adopted the following Code of Business Conduct and Ethics that apply to all directors, officers and employees of Ungava Mines Inc. and its wholly-and partially owned subsidiaries (individually and collectively referred to as the "Company”).

1.	Accounting Review

The Company will comply with all applicable financial reporting and accounting regulations applicable to the Company. If any employee, officer or director of the Company has concerns regarding questionable accounting or auditing issues related to the Company, such person is encouraged to submit those concerns to any member of the Audit Committee of the Board of Directors, which will, subject to rules arising under applicable law, regulations and legal proceedings, treat such submissions in a confidential manner.

2.	Complying With Law

All directors, officers and employees of the Company should respect and comply with all of the laws, rules and regulations of the countries in which the Company operates. This should include, without limitation, compliance with the "insider trading" rules applicable to the Company and its directors, officers and employees. In general terms, directors, officers and employees who have information of a confidential nature about the Company, should not use this information to buy, sell or otherwise trade in the Company's securities, This restriction extends to sharing such information with others. This is not a summary all such rules and regulations applicable to the Company and its employees, officers and directors.

3.	Confidentiality

Directors, officers and employees of the Company must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by or required by applicable laws, regulations or legal proceedings. Confidential information includes all non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed. The interests of the Company must not be advanced through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent is prohibited.

4.	Conflicts Of Interest

All directors, officers and employees of the Company should avoid a conflict with regard to the interests of the Company and their own interests. Whenever an individual's personal interests are in discord with the interests of the Company, a conflict of interest may exist. Conflicts of interest are prohibited except with the approval of the Board of Directors.

5.	Fair Transactions

Directors, officers and employees must interact with the Company's suppliers, customers and various regulatory authorities in a manner that does not take unfair advantage through misrepresentation of material facts, abuse of suppliers or of various regulatory authorities with which the Company deals. No one should take unfair advantage of anyone through manipulation, concealment or abuse of private information.

6.	Personal vs. Corporate Opportunities

Directors, officers and employees must not (a) use for their personal gain, opportunities that belong to the Company or are revealed  through the use of corporate information or position; (b) use corporate property or information for personal gain; and (c) engage in any activities that would enhance their own personal interests to the detriment of the interests of the Company.

7.	Public Company Requirements

As a public company, the Company's public filings must be accurate and timely. A director, officer or employee may be called upon to provide necessary information to assure that the Company's reporting efforts are accurate, complete and reasonable. Directors, officers and employees are expected to provide accurate answers to inquiries related to the Company's public disclosure requirements. All of the Company's books, records, and financial information must be maintained so as to appropriately reflect the Company's transactions and must conform both to applicable legal requirements and effective internal controls.

8.	Retaliation
The Company will not permit retaliation against good faith reports or complaints of ostensible violations of this Code of Business Conduct and Ethics or other unethical or illegal behavior.

9.	Use of Company Assets

All directors, officers and employees should protect the assets of the Company and ensure that they are used for the purpose for which they were acquired. Company assets should be used only for legitimate business purposes.

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts billed by our auditors to us for each of the year ended November 30, 2007, and the fiscal year ended November 30, 2006 ("Fiscal 2006") for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended November 30, 2007	Year Ended November 30, 2006
Audit Fees(1)	$41,500	$Nil
Audit-Related Fees (2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees	345	Nil
Totals	$41,845	$Nil

(1) "Audit Fees" represent an estimate of the fees for the audit of our annual financial statements and for the audit of financial statements prepared as at May 31, 2007.

(2) "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.

(3) "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the audit committee pursuant to authority delegated by the audit committee, provided the audit committee is informed of each particular service.

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS
See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with U.S. GAAP and are expressed in Canadian dollars.

ITEM 18.  FINANCIAL STATEMENTS
Not applicable.

ITEM 19.  EXHIBITS

(a)	Financial Statements

Description of Document
Cover Sheet
Report of Independent Auditors dated January 21, 2008
Balance Sheets as at November 30, 2007, and 2006
Consolidated Statements of Operations and Deficit for Year Ended November 30, 2007, and 2006
Consolidated Statements of Cash Flows for Year Ended November 30, 2007, and 2006
Notes to the Consolidated Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document
4.1	Audit Committee Charter
4.2	Share Exchange Agreement
12.1	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

       Ungava Mines Inc.
              Registrant

         /s/ Alan Rootenberg
     Alan Rootenberg, Chief Financial Officer

Ungava Mines Inc.
(An Exploration Stage Company)

Consolidated Financial Statements

November 30, 2007 and 2006

Ungava Mines Inc.

(An Exploration Stage Company)

Table of Contents
November 30, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ungava Mines Inc.

We have audited the accompanying consolidated balance sheet of Ungava Mines Inc. (the “Company”) as at November 30, 2007 and 2006 and the related consolidated statements of operations and deficit and cash flows for the year then ended and accumulated for the period from September 6, 1995 (Date of Inception) to November 30, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ungava Mines Inc. as at November 30, 2007 and the consolidated results of its operations and deficit and its cash flows for the year then ended and accumulated for the period from September 6, 1995 (Date of Inception) to November 30, 2007 in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has not generated any revenues or profitable operations since inception and will need equity or debt financing to begin realizing upon its business plan.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
January 21, 2008

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
November 30, 2007 and 2006

	2007	2006
Assets Current assets
Cash	$7,464	$-
Temporary investments	727,467
Other receivables (Note 10)	46,250	-
Loans receivable (Note 4)	96,000
Prepaid expenses	15,000	-
Total current assets	892,181	-
Mineral resource property (Note 5)	1	1
Total assets	$892,182	$1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$340,650	$-
Due to related company (Note 6)	1,885,004	1,324,834
Total current liabilities	2,225,654	1,324,834

Shareholders’ deficiency
Capital stock
Authorized
Unlimited common shares
Issued and outstanding
92,688,976 (2006 – 8,281,431) common shares (Note 7)	2,338,119	1,520,734
Additional paid-in capital (Note 9)	1,257,196	-
Deficit accumulated during the exploration stage	(4,928,787)	(2,845,567)
Total shareholders’ deficiency	(1,333,472)	(1,324,833)
Total liabilities and shareholders’ deficiency	$892,182	$1

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

Signed: “David Hynes”	Signed: “Glen Gasparini”
Director	Director

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
November 30, 2007 and 2006

	Year ended November 30, 2007	Year ended November 30, 2006	Cumulative from September 6, 1995 (inception) to November 30, 2007
General and administrative expenses
Stock-based compensation (Note 9)	$1,222,200	-	$1,222,200
Professional fees	623,595	-	649,308
Consulting and management fees – related party (Note 10)	112,080	-	112,080
Consulting and management fees	68,682	-	830,299
Office and general	35,135	-	44,561
Travel and entertainment	31,293	-	42,897
Write-down of mineral properties	-	-	1,342,220
Interest expense	-	-	4,671
	2,092,985	-	4,248,236
Other income (expense)
Interest earned	9,765	-	9,765
Write-down of temporary investments	-	-	(649,879)
Loss on sale of securities	-	-	(40,437)
	9,765	-	(680,551)
Net loss for the period	(2,083,220)	-	(4,928,787)
Deficit, beginning of period	(2,845,567)	(2,845,567)	-
Deficit, end of period	$(4,928,787)	$(2,845,567)	$(4,928,787)

Basic and diluted loss per share	$(0.08)	$-
Weighted average number of shares outstanding	27,346,532	8,281,431

The accompanying notes are an integral part of these consolidated financial statements.

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
November 30, 2007 and 2006

	Year ended November 30, 2007	Year ended November 30, 2006	Cumulative from September 6, 1995 (inception) to November 30, 2007

Cash flow from operating activities
Net loss for the period	$(2,083,220)	$(2,845,567)	$(4,928,787)
Items not involving cash
Stock-based compensation	1,222,200		1,222,200
Write-down of mineral resource properties	-	-	1,342,220
Write-down of temporary investments	-	-	649,879
Loss on sale of securities	-	-	40,437
	(861,020)	-	(1,674,051)
Net changes in non-cash working capital items:
Increase in receivables and prepaid expenses	(157,250)	-	(157,250)
Increase in accounts payable and accruals	340,650	-	340,650
Cash used in operating activities	(677,620)	(2,845,567)	(1,490,651)

Cash flow from investing activities
Purchase of temporary investments	(727,467)	-	(1,417,783)
Investment in mining property	-	-	(1,342,221)
Cash used in investing activities	(727,467)	(2,845,567)	(2,760,004)

Cash flow from financing activities
Proceeds from issue of share capital	817,385	1,520,734	2,338,119
Repayment of amount due to related company	(824,834)	-
Advance from related company	1,420,000	1,324,833	1,920,000
Cash provided by financing activities	1,412,551	2,845,567	4,258,119
Increase in cash	7,464	-	7,464
Cash, beginning of period	-	-	-
Cash, end of period	$7,464	$-	$7,464

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Deficiency
(expressed in Canadian dollars)
November 30, 2007 and 2006

	Number of Common Shares	Amount	Additional Paid-in Capital	Deficit Prior to Development Stage	Deficit During the Development Stage	Accumulated Other Comprehensive Income	Shareholders’ Deficiency

Balance, December 31, 2006	3,089,998	$15,112,687	$-	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)
Other comprehensive loss	-	-	-	-	-	(179)	(179)
Shares issued for debt settlement	23,800,000	225,059	-	-	-	-	225,059
Share consolidation	(24,200,998)	-	-	-	-	-	-
Net loss for the period	-	-	-	-	(3,173)	-	(3,173)
Balance, August 22, 2007	2,689,000	15,337,746	-	(13,801,947)	(1,811,138)	(10,442)	(285,781)
Shares issued for cash consideration (Note 7)	14,131,638	1,000	-	-	-	-	1,000
Shares issued in exchange for shares of Ungava Mines Inc. (Note 7)	75,868,362	(12,992,179)	-	13,801,947	(1,034,429)	10,442	(214,219)
Net liabilities of Byron Americor Inc. on date of acquisition of Ungava Mines Inc.	-	(8,448)	-	-	-	-	(8,448)
Stock-based compensation (Note 9)	-	-	1,257,196	-	-	-	1,257,196
Fractional shares cancelled	(24)	-	-	-	-	-	-
Net loss for the year	-	-	-	-	(2,083,220)		(2,083,220)
Balance, November 30, 2007	92,688,976	$2,338,119	$1,257,196	$-	$(4,928,787)	$-	$(1,333,472)

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

1.      Corporate Organization

a)
Ungava Mines Inc. (“the Company” or “Mines”) was incorporated in February 2007 as a wholly owned subsidiary of Nearctic Nickel Mines Inc. (“NNMI”). In March 2007, NNMI transferred its wholly-owned Quebec subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to Mines on a tax-free rollover basis. UMEI owns the interest in the mineral resource property described in Note 5. As part of the consideration, Mines agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property. It was also agreed that NNMI has a half interest in any amounts recovered in certain pending litigation in Ontario.

b)
On August 22, 2007, through a series of transactions, NNMI acquired control of Byron, an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction NNMI acquired 14,131,638 Byron common shares for consideration of $1,000. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of Mines and 5,000,000 NNMI share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After the transaction, 92,688,976 common shares of Byron were outstanding of which 90,000,000 were held by NNMI. Byron had been a shell company with nominal assets and limited liabilities.

c)	By Articles of Amalgamation, effective September 21, 2007, Byron and Mines amalgamated and continues under the name Ungava Mines Inc.

The transaction is a capital transaction in substance and therefore has been accounted for as a recapitalization of Byron. Accordingly, because Mines is deemed to be the purchaser for accounting purposes, these consolidated financial statements are presented as a continuation of Mines and its subsidiary UMEI and include the results of operations of Mines and its subsidiary UMEI since inception.

2.	Nature of Operations and Going Concern

The Company has an interest in a mineral property as described in Note 5. The property is the subject of a purported Bankable Feasibility Study (“BFS”) which was issued in June 2007 by Canadian Royalties Inc. (“Canadian”). While the BFS indicates that a mine may be established on the mineral property, the continued operations of the Company and the recoverability of the amount shown for the mineral resource property are dependent upon the activities of Canadian, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary ongoing financing and upon future profitable production from the mineral property, or alternatively upon the Company's ability to dispose of its interest on an advantageous basis.  The Company has not earned any revenue from extraction activities to date and is therefore considered to be in the exploration stage.

These consolidated financial statements have been prepared according to accounting principles generally accepted in the United States of America applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has suffered recurring losses from operations that raise doubt about its ability to continue as a going concern. The continuing operations of the Company are dependent upon its ability to obtain the necessary financing to maintain and enhance its resource properties and to meet ongoing administration expenses and related liabilities as they fall due.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

3.	Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States of America.  The consolidated financial statements, in management’s opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Development stage company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, the cumulative amounts from UMEI are to be considered losses for the period from inception to November 30, 2007.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Ungava Minerals Exploration Inc.  All significant inter-company accounts and balances have been eliminated.

Cash and cash equivalents

Cash is comprised of cash on hand.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of insured amounts, the Company places its deposits with financial institutions with high credit standing.

Temporary investments

Temporary investments are classified as “available for sale” and recorded at fair value.  Realized gains and losses are reported in earnings of the period while any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized.

Mineral resource properties

The Company expenses acquisition and exploration costs of mineral properties as incurred relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

Environmental expenditures and asset retirement obligations

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable.  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability is recognized when a reasonable estimate of fair value can be made.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

3.	Summary of Significant Accounting Policies (continued)

Environmental expenditures and asset retirement obligations (continued)

The Company has determined that there are no asset retirement obligations, nor any other environmental obligations associated with respect to its mineral properties, and therefore no liability has been recognized in these consolidated financial statements.

Use of estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements.  Accordingly, upon settlement, actual results may differ from estimated amounts.

Income taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“FAS 109”).  Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Advertising and marketing
Advertising and marketing costs are expensed in the period incurred.

Basic and diluted loss per share

The Company computes net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share”. SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. Basic and diluted EPS is computed using the weighted average number of common shares outstanding.  Diluted EPS and the weighted average number of common shares exclude all dilutive potential shares since their effect is anti dilutive.

Fair value of financial instruments

The carrying value of the Company’s cash, temporary investments, loans and other receivables and accounts payable and accrued liabilities approximates fair value due to the short-term maturity of the instruments.  The fair values of the amounts due to and from related parties are not determinable due to the related party nature of these amounts.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

3.	Summary of Significant Accounting Policies (continued)
 Comprehensive income (loss)
The Company has no items of other comprehensive income (loss) for the year ended November 30, 2007.

New accounting pronouncements
In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3, which is effective for fiscal years beginning after December 15, 2005. SFAS No. 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of this standard had no significant effect on the Company’s results of operations or financial position.

In July 2006, FASB issued Financial Instrument No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 but does not expect that it will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006.  The Company adopted SAB No. 108 which did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007. The impact on the Company’s financial position and results of operations if SFAS 159 were adopted would not be material.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

4.	Loan Receivable

On November 9, 2007, a loan of $96,000 was issued to 1645194 Ontario Inc. (“1645194”), a related party of the Company. This amount is to be repaid through services provided by 1645194 in the 12 months commencing January 1, 2008. 1645194 is controlled by the spouse of a former director.

5.	Mining Properties and Exploration Costs
Pursuant to an Agreement dated January 20, 1995, the Company acquired a 100% working interest in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property"), subject to two 1% net smelter returns royalties. During a prior year the Property was written down to a nominal amount.  This write down occurred prior to the Agreement with Canadian (as noted below).

On January 12, 2001, NNMI and the Company entered into an Agreement with Canadian under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property to date.  Under this Agreement, Canadian will earn a further 10% interest in the Property by producing a BFS on the Property, which is acceptable by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.

The Company's interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses to be incurred in the years following the banker’s acceptance of the BFS for a financing commitment and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this BFS indicating that it was proceeding with permitting applications, and an environmental and social impact analysis. The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the purported BFS will be “updated” to include production from the Mequillon deposit on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property. Canadian is in the process of initiating the development of the Property as a Ni-Cu-PGE mining and milling operation.

6.         Due to Related Company
Advances of $1,420,000 were received from NNMI, the Company’s parent, during the year ended November 30, 2007. The advances are non-interest bearing, unsecured and due on demand.

A loan of $500,000 is owing to NNMI for advances of prior years. The loan is unsecured, due on demand and bears interest at a rate of 8% calculated from the date of demand.

In addition, $34,996 is receivable from NNMI for 250,000 stock options that were initially granted in NNMI but later cancelled and replaced with 250,000 options in Mines. The balance is non-interest bearing, unsecured and due on demand.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

7.         Capital Stock
After giving effect to the transactions as described in Note 1, the Capital Stock of the Company is comprised of 92,688,976 common shares.

a)	2,689,000 common shares represent the common shares of Byron outstanding, prior to the transactions detailed below:

i)	On August 22, 2007, 14,131,638 Byron common shares were issued to NNMI for consideration of $1,000.
ii)
On August 22, 2007, 75,868,339 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years were issued to NNMI in exchange for all the outstanding shares and share purchase warrants of Mines and 5,000,000 share purchase warrants of NNMI exercisable at $0.75 per share for five years.

8.         Warrants
The number, exercise price and expiry date of the common share purchase warrants outstanding as at November 30, 2007, are as follows (see Note 7a(ii)):

Warrants	Exercise Price	Expiry Date
10,000,000	$0.75	August 31, 2012

9.         Stock Options and Stock-Based Compensation
The Company has a Stock Option Plan under which it is authorized to grant options to purchase up to 10% of the outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company. Options are generally for a term of up to five years from the date granted and vest immediately.

The following table reflects the continuity of options outstanding:

	Options		Weighted Average Exercise Price
	2007	2006	2007	2006
Options granted	9,000,000	-	$ 0.60	$ -
Outstanding, end of year	9,000,000	-	$ 0.60	$ -

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at November 30, 2007 are as follows:

		Options Outstanding		Number Exercisable
Exercise Price		Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$ 0.60	a)	8,600,000	$ 0.60	4.84	8,600,000	$ 0.60
$ 0.60	b)	400,000	$ 0.60	0.84	400,000	$ 0.60
		9,000,000	$ 0.60	4.66	9,000,000	$ 0.60

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

9.       Stock Options and Stock-Based Compensation - continued

a)
On October 3, 2007, 6,200,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company. On October 18, 2007, 2,400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2012, were granted to the directors and certain consultants of the Company.

b)	On October 3, 2007, 400,000 stock options exercisable at $0.60 with an expiry date of September 30, 2008, were granted to certain consultants of the Company.

The weighted average fair value of the stock options granted during fiscal 2007 was estimated at $0.23 per option using the Black-Scholes model for pricing options. The stock based compensation expense recognized was $1,222,200. The following weighted average assumptions were used:

Risk free interest rate	4.29%
Dividend yield	NIL
Expected stock volatility	100%
Expected life	5 Years

10.       Related Party Transactions

(i)	The Company paid $101,350 in consulting fees to current and former officers of the Company.
(ii)	The Company paid $10,730 in consulting fees to a director for services performed.
(iii)	The Company has a $1,000 receivable included in other receivables which is due from NNMI for the 14,131,638 common shares issued.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

11.           Income Taxes

The impact of the differences between the Company's reported income tax expense on operating results and the expense that would have otherwise resulted from the application of the statutory rate is as follows:

	2007	2006
Net loss for the year	$(2,083,220)	$(2,845,567)
Expected income tax (recovery) provision at Canadian statutory income tax rates	$(677,047)	$(924,809)
Tax effect of expenses not deductible for income tax purposes	400,255	-
Tax effect of differences in the timing of deductibility of items for income tax purposes
- capital cost allowance	-	-
- gain on sale of marketable securities	-	-
Income tax recovery before valuation allowance	(276,791)	(924,809)
Benefit of tax losses not recognized (utilization of losses carried forward)	276,791	924,809
	$-	$-
The components of future income tax assets (liabilities) are as follows:
	2007	2006
Non-capital losses carried forward	$276,791	$924,809
Resource deductions	436,222	436,222
Cumulative eligible capital	1,560	-
Future income tax assets	714,573	1,361,031
Less: Valuation allowance	(714,573)	(1,361,031)
	$-	$-

At November 30, 2007, the Company had unused tax losses of approximately $852,000 to offset future taxable income. These losses expire to the extent unutilized by future taxable income as follows:
2026	$490,000
2027	362,000
$852,000
A full valuation allowance has been provided to offset the net future tax asset due to the unpredictability of future income streams.

The Company has a total of approximately $1,342,220 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years indefinitely, non-capital losses of approximately $852,000 that expire over the years until 2027 and capital losses of $690,316 available indefinitely to offset capital gains. The potential benefit of these losses has not been recognized in these consolidated financial statements.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007 and 2006

12.           Legal Actions and Contingencies

a)
The Company’s wholly owned subsidiary, UMEI, is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on UMEI's Property.  In the course of this action, UMEI learned that defendants had formed a collaboration with others who obtained samples from the Property obtained by trespass. UMEI is currently seeking to have these others joined as co-defendants in the action as well as a third party who facilitated that trespass. The action in Quebec is against parties who UMEI alleges, trespassed onto UMEI's property, wrote a false and misleading Assessment Report, and produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and also against parties who are alleged to have given false testimony at the 2002 arbitration.

b)
UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company, are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action. No liability has been recorded in the consolidated financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

c)
UMEI had been named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") sought the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to Canadian.  The conveyance occurred at the same time that an 80% interest in the Property was optioned to Canadian.  No damages were, however, claimed against UMEI.

d)	In September 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced.