Form 20-F/A
period 2007-11-30
Ungava Mines Inc.
filed 2008-07-09
CIK 1041019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549 USA

FORM 20-F /A

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

☑ Yes        ☐No

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

ITEM 3.  KEY INFORMATION
3.A.  Selected Financial Data

The following tables summarize our selected financial data (stated in Canadian dollars). November 30, 2007 and November 30, 2006 information has been prepared in accordance with United States general accepted accounting principles (“U.S. GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".   Results for the period ended November 30, 2007, are not necessarily indicative of results for future periods.

	November 30, 2007	November 30, 2006	November 30, 2005	November 30, 2004	November 30, 2003
Operating revenues	$-	$-	-	-	-
Loss from operations	$(2,083,220	$-	-	-	-
Net loss
Basic and fully diluted loss per share	$(0.08	$-	-	-	-
Total assets	892,182	$1	$17,301	$17,301	$17,301
Net assets	$(1,333,472	$(1,324,833	$(1,307,532)	$(1,307,532)	$(1,307,532)
Capital stock	$3,595,315	$1,520,734	$1,520,734	$1,520,734	$1,520,734
Number of shares outstanding	92,688,976	8,281,431	8,281,431	8,281,431	8,281,431
Cash flow from operating activities	$(677,620	$(2,845,56 7)	-	-	-
Cash flow from investing activities	$(727,467)	$-	-	-	-
Cash flow from financing activities	$1,412,551	$2,845,567	-	-	-
Increase in cash	$7,464	$-	-	-	-
Weighted average number of shares outstanding	27,346,532	8,281,431	8,281,431	8,281,431	8,281,431

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

We only have contractual control of parties which may become our future joint venturers regarding ownership and operation of the Expo Ungava Property.

We may enter into one or more joint ventures in the future, in addition to the joint venture with CRI.  Any failure of CRI or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures.  In addition, we may be unable to exert influence over strategic decisions made in respect of other properties subject to such joint ventures.

We are seeking damages in litigation against numerous parties, as well as a defendant in an action prosecuted by Canadian.  We may loss all these actions.

There is always risk in litigation.  We are currently seeking damages in litigations against numerous parties.  On the other hand, we are a defendant in an action prosecuted by Canadian for vexatious prosecution in which about $1,500,000 is claimed as damages. We may lose all these actions. In addition to being liable to those damages, we may be liable to pay the legal costs of the successful parties in the legal actions.

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

Mining operations generally involve a high degree of risk.  The operations by CRI are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.   O perations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The nature of these risks are such that liabilities might result in us being forced to incur significant costs that could have a material adverse effect on our financial condition and business prospects.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of 2008. Compliance with Section 404 is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting in the future. Failure to achieve and maintain an effective internal control environment or to complete our Section 404 certifications could have a material adverse effect on our stock price. Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.  Due to the limited number of personnel engaged by our Company, we it is not feasible to achieve complete segregation of incompatible duties and we do not have the optimum complement of personnel with all of the knowledge to address all complex and non-routine transactions that may arise. We rely on outside consultants to assist us as required and have identified the skill sets that we require in future employees. We will add to our complement of staff as soon as our working capital situation allows us to add staff.

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

4.D Our Property
We are an exploration stage company. Our property is owned by our wholly owned subsidiary, UMEI, and comprises an area of approximately 170 square kilometers.  CRI has undertaken all exploration activities on the Property since 2001.

The Property description that follows has been derived largely from the technical reports and to a lesser extent the CRI website and CRI Annual Reports

Location, Access, Infrastructure, Climate, and Physiography

The Property is located in the northern Quebec region of Nunavik approximately 90 kilometers west of the village of Kangiqsujuaq (also known as Wakeham Bay) and approximately 15 kilometers south of Raglan, a Ni-Cu-PGE mining operation owned by Xstrata Nickel a division of Xstrata plc (formerly the Falconbridge Raglan Mines) (see figures 1 and 2). The center of the Property is located at approximately latitude 61o33’N and longitude 73 o 28’W and is within Canadian National Topographic Map Sheet 35H.

Figure 1.

The commercial airlines Air Inuit and First Air have daily air service from Montreal and Val-d’Or to the coastal communities of Salluit and Kangiqsujuaq. Air service from Salluit also connects to the community of Radisson in the James Bay hydroelectric development area. The Property can be accessed by helicopter from the airports at Kangiqsujuaq and Salluit.

CRI maintains a fleet of heavy all terrain haulage equipment to facilitate logistics and road construction In 2005, CRI constructed an access road from the Deception Bay-Katinniq-Donaldson-Douglas Harbour road network south to the Mesamax Deposit. The road network is used for re-supply and the delivery of heavy equipment to the site from sea-lift via Douglas Harbour. Typical re-supply to support on-going exploration activities includes fuel, drilling supplies, nom-perishable food, and other equipment. The on land movement of supplies is supported by helicopter. The infrastructure in place on the property consists of exploration camps. The main camp is located near the south margin of the Expo deposit and includes first aid, office, kitchen, core logging and sampling facilities, sleeping, and dry facilities as well as a mechanical shop comprised of permanent buildings and tents. A smaller stand alone camp has been built at Mequillon which includes core logging facilities, a satellite communications system, office, and kitchen and sleeping facilities. Power is supplies to the camps with diesel generators. Snow machines and all terrain vehicles are use for exploration and logistics activities. Water is readily abundant and is pumped to required points of use.

The Property is located on the northern Canadian tundra. The climate is harsh with summer temperatures ranging typically from 0 Cº to 20 Cº and winter temperatures ranging from 0 Cº to -50 Cº. The Property is located on a broad plateau with gentle relief. Vegetation consists of sparse shrubs, plants, and grasses, which generally grow to less than 25 centimeters in height.

Figure 2.

CRI has completed (commissioned) a number of National Instrument 43-101 (Canada) compliant reports (all of which are viewable and downloadable at CRI’s website on the SEDAR disclosure site, www.sedar.com) which are summarized as follows:

DATE	REPORT	ENGINNERING FIRM/CONSULTING GROUP	AUTHOR(S)
30-May-08	TECHNICAL REPORT AND RESOURCE ESTIMATE ON THE ALLAMMAQ Ni-Cu-PGE DEPOSIT NUNAVIK NICKEL PROJECT, NUNAVIK, QUEBEC	P&E Mining Consultants	Ms. Tracy Armstrong, P.Geo., Mr. Eugene Puritch, P.Eng, Mr. Antoine Yassa, P.Geo
20-Mar-08	TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT OF THE MEQUILON Ni-Cu-PGE DEPOSIT NUNAVIK NICKEL PROJECT, NUNAVIK, QUEBEC	P&E Mining Consultants	Ms. Tracy Armstrong, P.Geo., Mr. Eugene Puritch, P.Eng, MR. David Orava, P.Eng, Mr. Antoine Yassa, P.Geo, Mr. Stephane Rivard, ing.
25-Oct-07	TECHNICAL REPORT AND UPDATED RESOURCE ESTIMATE ON THEMEQUILLON Ni-Cu-PGE DEPOSIT NUNAVIK NICKEL PROJECT NUNAVIK, QUEBEC	P&E Mining Consultants	Ms. Tracy Armstrong, P.Geo., Mr. Eugene Puritch, P.Eng, Mr. Antoine Yassa, P.Geo
20-Jul-07	RAGLAN SOUTH NICKEL PROJECT TECHNICAL REPORT	SNC Lavalin	Mining and Metallurgy Group
22-Mar-07	TECHNICAL REPORT (2007) AND RESOURCE ESTIMATE UPDATE ON THE IVAKKAK Ni-Cu-PGE DEPOSIT SOUTH TREND PROPERTY, RAGLAN SOUTH NICKEL PROJECT	G.A. Harron & Associates Inc. and P&E Mining Consultants	G.A. Harron, P.Eng., Eugene Puritch, P.Eng., Dr. Wayne D. Ewert, P.Geo, Tracy Armstrong, P.Geo
26-Feb-07	TECHNICAL REPORT AND RESOURCE ESTIMATE UPDATE ON THE EXPO Ni-Cu-PGE DEPOSIT RAGLAN SOUTH NICKEL PROJECT, NUNAVIK, QUEBEC	P&E Mining Consultants	Ms. Tracy Armstrong, P.Geo., Mr. Eugene Puritch, P.Eng, Mr. Antoine Yassa, P.Geo
24-Jul-06	RAGLAN SOUTH NICKEL PROJECT, NUNAVIK, QUEBEC TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT ON THE MEQUILLON, MESAMAX, EXPO AND IVAKKAK DEPOSITS FOR CANADIAN ROYALTIES INC.	P&E Mining Consultants and Roche Ltd., Consulting Group
Eugene J. Puritch, P.Eng. Mining Engineer, Alfred S. Hayden, P.Eng. Metallurgist, Michael J. Davie, P.Eng. Mining Enginee, Bruce Brady, P.Eng. OIQ, Mining Enginee, Dr. Wayne Ewert, P.Geo. Geologist, Serge Tourangeau, Biol. M.Sc., Sylvain Boucher, Eng., M.Sc.

31-Mar-06	TECHNICAL REPORT ON THE IVAKKAK DEPOSIT, SOUTH TREND PROPERTY (NTS 35G/08) NUNAVIK, QUEBEC	G.A. Harron & Associates Inc. and P&E Mining Consultants	G.A. Harron, P.Eng., Eugene Puritch, P.Eng., Dr. Wayne D. Ewert, P.Geo, Tracy Armstrong, P.Geo

08-Aug-05	TECHNICAL REPORT ON THE MINERAL RESOURCE ESTIMATE EXPO NICKEL-COPPER DEPOSIT NUNAVIK, QUEBEC FOR CANADIAN ROYALTIES INC.	Todd Keast Geological Services Inc. and Strathcona Mineral Services Limited	Todd Keast, P. Geo. Henrik Thalenhorst, P. Geo
30-May-05	TECHNICAL REPORT ON THE UPDATED MINERAL RESOURCE ESTIMATE MEQUILLON NICKEL-COPPER DEPOSIT NUNAVIK, QUEBEC	Todd Keast Geological Services Inc. and Strathcona Mineral Services Limited	Todd Keast, P. Geo. Henrik Thalenhorst, P. Geo
18-Oct-04	TECHNICAL REPORT ON THE INITIAL MINERAL RESOURCE ESTIMATE MEQUILLON NICKEL-COPPER DEPOSIT NUNAVIK, QUEBEC FOR CANADIAN ROYALTIES INC.	Strathcona Mineral Services Limited	Henrik Thalenhorst, P. Geo
29-May-03	TECHNICAL REPORT ON THE SOUTH TREND GROUP OF PROPERTIES NUNAVIK QUEBEC FOR CANADIAN ROYALTIES INC.	Strathcona Mineral Services Limited and Todd Keast Geological Services Inc.	Henrik Thalenhorst, P. Geo. Todd Keast, P. Geo

Previous exploration programs and the exploration program funded and completed by CRI have successfully discovered and delineated bodies of Ni-Cu-PGE sulphide mineralization on the property. CRI has estimated and stated reserves for the Expo Ungava property pursuant to Canadian regulations for reserve estimation and reporting. CRI is currently in the process of establishing a commercially viable mining project for the property. CRI to date has spent CDN$140 Million in building the mine and CRI expects to have spent CDN$200 Million by September 2008 when it intends to borrow CDN$250 Million from the Bank of Montreal to finish paying for the mine. CRI has said that it expects the mine to be in production in Q1 2010. As such, the Expo Ungava property is nevertheless deemed to be in the exploration state.

Description and Status of Mining Claims

Mining and mineral exploration rights and permits is administered in Canada by the provinces. Mineral rights are acquired either through ground staking or map staking. Ground staking requires that an individual licensed in the jurisdiction physically erect corner posts and mark the adjoining lines to define a claim on the ground which is subsequently registered with the recording office. Claims in the Nunavik region of Quebec are acquired by map staking and can be accomplished on-line. The registration of the claims requires payment of a registration fee and maintenance of the claims requires payment of renewal fees, and work expenditures where the work expenditures are evidenced by a work report. The Expo Ungava property consists of 500 Quebec provincial mining claims (Map Designated Units or “MDU’s). The total area of the Property is approximately 206 square kilometers (50,828 acres or 20,569 hectares). The renewal date for the MDU’s is February 7, 2009 and the expiry date is April 9, 2009. Maintenance of the claims requires payment of a renewal fee, currently at CDN$92.00 per MDU, payable to the Ministère des Resources Naturelles du Quebec and work expenditures currently at a rate of CDN$1,200 per MDU. Total renewal fees required for the Property are CDN$43,792.00 and total work expenditures required is CDN$571,200.00. The Property MDU’s currently have a total of CDN$6,085,232.62 in excess work expenditure credits which can be distributed upon renewal. Title of the MDU’s is registered to “Exploration Minerale Ungava Inc (13920) 30%” and “Canadian Royalties Inc (18783) 70% (responsible)”

Exploration History

The general area of Ni-Cu-PGE deposits in northern Nunavik covering the Raglan Trend and the South Trend encompassing the Expo Ungava property has been explored since the mid 1950's. A brief overview of the exploration history is provided here. For a comprehensive account of previous exploration, the reader is referred to the Thalenhorst and Keast (2003) Technical Report. Initial field work consisting of ground geophysics and surface sampling was undertaken by New Quebec Mining and Exploration in 1957 and indicated the possible importance of the Expo and Mesamax areas. There is no recorded work in the area from 1958 until 1967, when Expo Ungava Mines Ltd. staked the areas identified as having potential in 1957. After completing a magnetometer survey, eight holes were drilled that discovered the Expo deposit. A more ambitious drilling program was conducted by Expo Ungava Mines Ltd. in 1968 that consisted of 35 surface drill holes and essentially outlined the deposit over a strike length of 600 meters.

Amax Exploration Inc. (Amax), as optionee, became manager of the Expo project in 1969 and drilled a further 32 holes designed to test possible extensions of the deposit but were generally unsuccessful. Amax also carried out a preliminary feasibility study at that time, including preliminary metallurgical test work and open-pit mining studies. Although Amax remained active in the general area in 1970, there is no record of further work on Expo in that year, and it appears that the deposit lay dormant again afterwards.

On January 20, 1995, the Company’s, subsidiary Ungava Mineral Exploration Inc. (“UMEI”), acquired a 100% working interest in the Expo Ungava property subject to two 1% NSR royalties.

In 1997 High North Resources Inc. and Ungava Minerals Corp. undertook a confirmatory drill program consisting of five diamond drill holes into the Expo deposit.

On January 12, 2001 the Company’s wholly owned subsidiary, UMEI, entered into the Option and JV Agreement with CRI as described above.

History – Exploration work Completed by CRI

CRI has conducted and continues to implement a systematic and comprehensive exploration program for the discovery and delineation of Ni-Cu-PGE mineralization on the Expo Ungava property. The exploration programs have been executed and supervised by industry professionals, Qualified Persons as defined by National Instrument 43-101, and have been completed to industry standards as per best practice guidelines for mineral exploration and resource estimation as set out by the Canadian Institute of Mining and Metallurgy.

The primary exploration techniques and procedures employed by CRI on the Property have been airborne geophysical surveys, ground geophysical surveys, and diamond drilling. The exploration programs/diamond drilling have successfully expanded and delineated known mineralization (Expo and Mequillon) and have discovered new zones of mineralization (Mesamax and Allammaq) and support resource estimation and project development. The total meterage and number of holes completed on the main zones of mineralization on the Expo Ungava property are summarized in the table below.

Deposit	Year	Company	No. of Holes	Total Metreage
Expo	1967	Expo Ungava	8	731
Expo	1968	Expo Ungava	35	3281
Expo	1969	Amax	34	5439
Expo	1997	High North	6	1023
Expo	2003	CR I	67	6747
Expo	2004	CR I	43	4825
Expo	2005	CR I	31	6153
Expo	2006	CR I	44	4578
Total Expo			268	32777

Mequillon	1958	C. M de L'Ungava	5	699
Mequillon	2002	CR I	6	573
Mequillon	2003	CR I	12	1670
Mequillon	2004	CR I	77	11757
Mequillon	2005	CR I	19	5081
Mequillon	2006	CR I	9	2827
Total Mequillon			128	22607

Mesamax	2001 - 2003	CR I	76	7400
Mesamax	2004	CR I	41	3540
Mesamax	2005	CR I	63	33 tonnes
Mesamax	2006	CR I	21	3438
Total Mesamax			201	16676

Allammaq	2007	CR I	32	5736
Total Allammaq			32	5736

Source: Technical reports: 1) Raglan South Nickel Project Technical Report, SNC Lavalin, July 20, 2007 and 2) Technical Report and Resource Estimate for the Allammmaq Ni-Cu-PGE Deposit Nunavik Nickel Project, Nunavik Quebec, P&E Mining Consultants, May 30, 2008.

Sampling, Analyses, and QA/QC

Drill core sampling forms the basis of the analytical database. Drill core is logged for geological and geotechnical purposes and sample intervals defined by the geologist based on defined project parameters. The core is split by mechanical methods with ½ the core being returned to the core box for archiving purposes and ½ the core bagged for shipment to the analytical laboratory. The samples are shipped to the ALS Chemex sample preparation facility in Val-d’Or, Quebec. Sample preparation includes crushing the samples to 90% passing 2 millimeters and a 1 kg split pulverized to 85% passing a 75 micron screen. Base metal concentrations are determined using ALS Chemex method ME-ICP81 and precious metals are determined using the ALS Chemex procedures PGM-ICP27 (ICP-AES). ALS Chemex is an internationally recognized and certified laboratory. The sampling, chain of custody, and analytical procedures have been reviewed by independent Qualified Persons on behalf of CRI and as required by National Instrument 43-101.

Data integrity is maintained through the insertion of standard samples in the stream of core samples. In addition, the sampling and analytical data has been verified by sampling and data validation completed by independent Qualified Persons on behalf of CRI.

Exploration and Related Expenditures by CRI

To the end of its fiscal year 2007, CRI has incurred an aggregate expense of CDN$28,917,512 on the Expo Ungava property. Yearly exploration and related expenditures on the Expo Ungava property are summarized in the table below.

Item	2001	2002	2003	2004	2005	2006	2007
Acquisition and claims maintenance	51,699	3,232	41,378	42,446	633	44,000
Property/ Option Payments	20,000	30,000
Communication	7,210	17,645	22,307	43,094	56,236	33,598	110,417
Program management and consultants	34,639	18,959	152,558	302,800	394,474	2,518,352	2,162,932
Drilling, excavation and related costs	37,038	356,772	1,473,095	1,849,852	2,380,676	1,937,223	3,245,595
Ground geophysics			114,506	162,625	151,918	101,205	281,978
Airborne geophysics			122,023	2,554	112,262		645,927
Technical and field staff	189,550	196,592	424,527	747,973	653,897	1,087,677	2,018,435
Sampling and testing	46,477	41,264	232,731	365,342	216,214	205,899	207,374
Metallurgical testing				162,746	233,130	672,612	127,371
Travel and transport including helicopter and camps	298,888	446,111	1,386,285	2,781,796	2,900,854	3,161,041	3,778,291
Amortization, insurance and other expenses	40,844	3,710	8,634	13,295	43,591	314,689	543,022
Professional Fees	32,742	815	285	2,346
Government assistance		-75,000	-461,263	-2,000,000	-1,125,000	-3,115,668	-6,996,820
Net expenses incurred during the year	759,087	1,040,100	3,517,066	4,476,869	6,018,885	6,960,628	6,124,522
Balance beginning of year	20,355	779,442	1,819,542	5,336,608	9,813,477	15,832,362	22,792,990
Balance End of Year	779,442	1,819,542	5,336,608	9,813,477	15,832,362	22,792,990	28,917,512

Source: CRI Annual reports

Geology and Mineralization

The Property occurs in a succession of dominantly volcanic and sedimentary rocks referred to as the Cape Smith Belt. The volcanic and sedimentary rocks are approximately 2.0 – 1.9 billion years old and the Cape Smith Belt is correlated with the Thompson Nickel Belt in Manitoba.

The Cape Smith Belt hosts two approximately parallel belts of ultramafic rocks. The Raglan trend in the north and the South Trend are separated by a distance of approximately 15 to 20 kilometers. Both belts host a number Ni-Cu-PGE sulphide deposits developed in the ultramafic rocks and spatially associated mafic rocks. The deposits along the Raglan Trend include Donaldson, Boundary, West Boundary, 13-14, 5-8, Katiniq, East Lake, 2-3 Zone and Cross Lake and are collectively owned and exploited by Xstrata Nickel. Deposits on the south trend include Expo, Mesamax, Allammaq, and Mequillon (see figure 2). All of the deposits in the Cape Smith Belt belong to a broad class of mineral deposits referred to as Magmatic Sulphide Deposits or Ni-Cu Magmatic Sulphide Deposits. Deposits of this type are (and have been) major sources of nickel and copper including the deposits at Sudbury, Thompson, Voiseys Bay, and Kambalda (Western Australia) among others. The primary nickel sulphide mineral in these deposits, as a class of deposits and in the case of the Expo Ungava property deposits, is Pentlandite and similarly the primary mineral of copper is chalcopyrite. The platinum group element minerals include various PGE bearing antimony, tellurium, and arsenic minerals.

The deposits on the Expo Ungava property occur within ultramafic intrusive rocks which are in turn hosted by the sequence of dominantly volcanic and sedimentary rocks. Geological interpretation of the deposits include the definition of the major rock types and mineralization types including the distinction of massive sulphide, oxidized massive sulphide, and net textured sulphide. Representative sections of mineralization are included in figures 3 and 4.

Figure 3.

Figure 4.

Resources and Reserves

Mineral resources and reserves have been estimated and reported for the Expo Ungava property compliant with Canadian regulation National Instrument 43-101. Reserves have been estimated for the Expo and Ungava deposits while resources only have been estimated for Allammaq and Mequillon deposits. The property hosts only “indicated” and “inferred” resources which are not recognized as reserves in filings to the United States Securities Commission. The property does not currently host reserves in the “proven” category.

Resources

General Methodology and Cutoff Grade: The resources for the Allammaq and Mequillon deposits were estimated using a conventional block model method where the resource blocks are constrained by a geologically interpreted 3-dimensional volume. Metal grades of Ni, Cu, Co, Pt, Pd, and Au are estimated for each block as well block volume and block density. Based on grade, a block $ value or “NSR” value (i.e. $/tonne) is then determined for each block using metal prices, exchange rates, factors for metal recovery and payable metal, refining charges, concentrate shipping charges, smelter treatment charges, and shipping costs. The block model is then evaluated against a cutoff “grade” value where the value is based on estimated operating costs. Blocks with an NSR value above the cutoff value are resource and those below cutoff value are not resource. The distinction of resource and waste is also based on an inspection of the block model for continuity of resource blocks. The factors used to establish the block NSR are:

NSR Cut Off Grade Calc. Components	Allammaq	Mequillon
$C/$US (Exchange Rate	$0.09	$0.80
Ni Price	US $8.0/1b ($8.891b)	US$5.50/lb ($6.88/lb)
Cu Price	US $2.00/lb ($2.22/lb)	US$1.53/16 ($1 83/lb)
Co Price	US $25/lb ($27.78/lb)	US $15/lb($18.75/lb)
Au Price	US $600/oz ($667oz)	US $425/oz($531/oz)
Pt Price	US $1,100/oz ($1,222/oz)	US$ 900/oz($1 .125/oz)
Pd Price	US $300/oz ($333/oz)	US $300/oz($375/oz)
Net Textured Ni Concentrate
Ni Flotation Recovery	79%	84%
Cu Flotation Recovery	7%	22%
Co Flotation Recovery	0%	0%
Au Flotation Recovery	0%	0%
Pt Flotation Recovery	43%	45%
Pd Flotation Recovery	26%	41%
Concentration Ratio	15.0:1	15.4:1
Ni Smelter Payable	92%	92%
Cu Smelter Payable	90%	90%
Co Smelter Payable	0%	0%
Au Smelter Payable	0%	0%
Pt Smelter Payable	65%	65%
Pd Smelter Payable	65%	65%
Net Textured Cu Concentrate:
Ni Flotation Recovery	2%	2%
Cu Flotation Recovery	89%	64%
Co Flotation Recovery	0%	0%
Au Flotation Recovery	0%	0%
Pt Flotation Recovery	9%	30%
Pd Flotation Recovery	67%	47%
Concentration Ratio	32.4:1	47.6:1
Ni Smelter Payable	0%	0%
Cu Smelter Payable	97%	97%
Co Smelter Payable	0%	0%
Au Smelter Payable	0%	0%
Pt Smelter Payable	42%	57%
Pd Smelter Payable	69%	68%
Massive Sulphide & Vein Ni Concentrate
Ni Flotation Recovery	82%
Cu Flotation Recovery	6%
Co Flotation Recovery	0%
Au Flotation Recovery	0%
Pt Flotation Recovery	52%
Pd Flotation Recovery	61%
Concentration Ratio	4.6:1
Ni Smelter Payable	92%
Cu Smelter Payable	90%
Co Smelter Payable	0%
Au Smelter Payable	0%
Pt Smelter Payable	65%
Pd Smelter Payable	65%
Massive Sulphide & Vein Cu Concentrate
Ni Flotation Recovery	3%
Cu Flotation Recovery	92%
Co Flotation Recovery	0%
Au Flotation Recovery	0%
Pt Flotation Recovery	14%
Pd Flotation Recovery	36%
Concentration Ratio	32.4:1
Ni Smelter Payable	0%
Cu Smelter Payable	97%
Co Smelter Payable	0%
Au Smelter Payable	0%
Pt Smelter Payable	23%
Pd Smelter Payable	56%

Ni Refining Charges	US $0.50/lb(0.56/lb)	US $0.50/lb(0.56/lb)
Cu Refining Charges	US $0.10/lb(0.11/lb)	US $0.10/lb(0.13/lb)
Co Refining Charges	US $3.00/lb(3.33/lb)	US $3.00/lb(3.75/lb)
Au Refining Charges	US $15.00/oz($16.67/oz)	US $15.00/oz($18.75/oz)
Pt Refining Charges	US $15.00/oz($16.67/oz)	US $15.00/oz($18.75/oz)
Pd Refining Charges	US $15.00/oz($16.67/oz)	US $15.00/oz($18.75/oz)
Ni Smelter Treatment Charges	US $125/tonne	US $125/tonne
Cu Smelter Treatment Charges	US $103/tonne	US $103/tonne
Concentrate Shipping	US $54/tonne	US $54/tonne
Humidity Factor	8%	8%

Source: Technical reports: 1) Technical report and resource estimate on the Allammaq N-Cu-PGE deposit Nunavik Nickel Project, Nunavik, Quebec, , P&E Mining Consultants, May 30, 2008. and 2) Technical report and preliminary economic assessment of the Mequillon Ni-C-PGE deposit, Nunavik Nickel Project, Nunavik, Quebec, P&E Mining Consultants, March 20, 2008

Estimated operating costs for the Mequillon and Allammaq deposits and therefore the resource cut off NSR value are:

Deposit and Mining Method	$CDN per tonne
Estimated Operating Costs Mequillon Underground	$43
Estimated Operating Costs Mequillon Open Pit	$75
Estimated Operating Costs Allammaq Underground	$115

Source: Technical reports: 1) Technical report and resource estimate on the Allammaq N-Cu-PGE deposit Nunavik Nickel Project, Nunavik, Quebec, , P&E Mining Consultants, May 30, 2008. and 2) Technical report and preliminary economic assessment of the Mequillon Ni-C-PGE deposit, Nunavik Nickel Project, Nunavik, Quebec, P&E Mining Consultants, March 20, 2008

Indicated Resources

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources. This section uses the term "indicated resources."

We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will ever be converted into reserves.

The indicated resources for the Allammaq and Mequillon deposits are tabulated below:

Classification	Deposit	Tonnes	Ni(%)	Cu(%)	Co(%)	Au(g/t)	Pt(g/t)	Pd(g/t)
Indicated	Mequillon	5,374,000	0.74	1.07	0.04	0.23	0.70	2.65
Indicated	Allammaq	2,065,000	1.30	1.52	0.05	0.13	0.73	3.14
Total indicated		7,439,000	0.90	1.19	0.04	0.20	0.71	2.79

Source: Technical reports: 1) Technical report and resource estimate on the Allammaq N-Cu-PGE deposit Nunavik Nickel Project, Nunavik, Quebec, , P&E Mining Consultants, May 30, 2008. and 2) Technical report and preliminary economic assessment of the Mequillon Ni-C-PGE deposit, Nunavik Nickel Project, Nunavik, Quebec, P&E Mining Consultants, March 20, 2008

Inferred Resources

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

The inferred resources are tabulated below:

Classification	Deposit	Tonnes	Ni(%)	Cu(%)	Co(%)	Au(g/t)	Pt(g/t)	Pd(g/t)
Inferred	Mequillon	3,085,000	0.82	1.12	0.04	0.18	0.65	2.57
Inferred	Allammaq	461,000	1.97	1.84	0.08	0.13	0.81	2.67
Total inferred		3,546,000	0.97	1.21	0.05	0.17	0.67	2.58

Source: Technical reports: 1) Technical report and resource estimate on the Allammaq N-Cu-PGE deposit Nunavik Nickel Project, Nunavik, Quebec, , P&E Mining Consultants, May 30, 2008. and 2) Technical report and preliminary economic assessment of the Mequillon Ni-C-PGE deposit, Nunavik Nickel Project, Nunavik, Quebec, P&E Mining Consultants, March 20, 2008.

Reserves

General Methodology: Reserves have been estimated for the Expo and Mesamax deposits in accordance with Canadian National Instrument 43-101. The reserves for both deposits are based on open pit mine designs. The reserve estimation procedure consists of evaluation of the resource block model utilizing pit optimization software to compute, based on block NSR, the cost, revenue, and net income for each block. Probable reserves have been estimated only. No proven reserves have been established for the property. The parameters for the estimation of block value for the potential reserve blocks (NSR) are:

NSR Cut Off Grade Calculation Components
$C/$US (Exchange Rate Ni Price Cu Price Co Price Au Price Pt Price Pd Price				$0.89 US $6 00/lb US $1 50/lb - - US $900/oz US $300/oz
Product Recoveries to Nickel Concentrate
Ore Type:	Massive	Oxide	Mesamax Net	Expo Net
Nickel%	81.8	50.4	79.0	84.0
Copper %	6.4	3.0	7.0	22.0
Cobalt %	-	-	-	-
Gold %	-	-	-	-
Platinum %	51.7	31.4	43.0	45.0
Palladium %	61.0	48.5	25.8	41.0
Concentrate ratios	4.58:1	5.6:1	14.96:1	15.38:1
Product Recoveries to Copper Concentrate
Nickel%	32	4.5	2.1	2.0
Copper %	92.0	96.2	89.4	64.0
Cobalt %	-	-	-	-
Gold %	-	-	-	-
Platinum %	14.4	15.1	8.1	30.0
Palladium %	36.0	17.9	66.7	47.0
Concentrate ratios	6.3:1	4.64:1	32.44:1	47.62:1
Payable Quantities in Nickel Concentrate
Nickel%	92	92	92	92
Copper %	90	90	90	90
Platinum %	65	65	65	65
Palladium %	65	65	65	65
Payable Quantities in Copper Concentrate
Nickel %	0	0	0	0
Copper %	96.5	96.5	96.5	96.5
Platinum %	23.3	35	35	57.3
Palladium %	56	31.1	31.1	67.9

Ni Refining Charges	US $0.50/lb(0.56/lb)
Cu Refining Charges	US $0.10/lb(0.11/lb)
Co Refining Charges	-
Au Refining Charges	-
Pt Refining Charges	US $15.00/oz($16.67/oz)
Pd Refining Charges	US $15.00/oz($16.67/oz)
Ni Smelter Treatment Charges	US $125/tonne
Cu Smelter Treatment Charges	US $103/tonne
Concentrate Shipping	US $58/tonne

Source:Technical reports: 1) Raglan South Nickel Project Technical Report, SNC Lavalin, July 20, 2007 and 2) Raglan South Nickel Project, Nunavik Quebec Technical Report and Preliminary Economic Assessment on the Mequillon, Mesamax, Expo, and Ivakkak deposits for Canadian Royalties Inc., P and E Mining Consultants and Roche Ltd. Consulting Group, July 24, 2006.

The estimated operating costs for the reserve estimation are:

Cost (CDN $/ tonne)
Deposit	Mining	Ore Transport to Mill	Processing Review	G&A	Total Operating Cost
Mesamax	$419	$1 94	$29.52	$22.66	$4.12
Expo	$3.36		$24.97	$17.36	$42.33

Source: Raglan South Nickel Project Technical Report, SNC Lavalin, July 20, 2007

The probable reserve tonnage and grades, including waste tonnes and stripping ratio from the pit designs are:

	Ore Tonnes	Ni (%)	Cu(%)	Co(%)	Au (g/t)	Pt (g/t)	Pd (g/t)	Waste Tonnes	Stripping Ratio Waste(t)/Ore(t)
Mesamax	2,077,000	1.85	2.49	0.07	0.19	0.95	3.46	5,704,000	2.75
Expo	7,843,000	0.68	0.69	0.04	0.07	0.29	1.25	29,834,000	3.80

Source: Raglan South Nickel Project Technical Report, SNC Lavalin, July 20, 2007

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

As indicated in 4.a.(ii) above,  financial information in this document is presented as a continuation of UMI and its subsidiary UMEI. UMI was organized in February 2007 and UMEI is not an operating company, it is the company which owns the working interest in the mineral rights to the Property. Accordingly, there are no comparative figures for the previous year. During the year ended November 30, 2007 expenses were $2,092,985. Our major expenses for the year are comprised of the following:

Stock-based compensation
Stock based compensation for the year ended November 30, 2007 was $1,222,200 as a result of the directors of the Company authoriz ing the issue of the following common share stock options during the year:

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

Professional fees
During the period, the Company incurred legal fees in the amount of $554,933 in connection with the  legal actions  which are detailed in 4.D. above. Also i ncluded in professional fees are legal expenses in the amount of $26,534in connection with corporate matters and audit fees of $41,845.

Consulting and management fees
Consulting and management fees represent amounts paid for corporate management services as well as expenses incurred in developing investor presentations, development of a website for the company and amounts paid for administrative and accounting services. During the second quarter, the Company retained a new Chief Financial Officer whose fees are included in this category.

Office and general expenses
Includes expenses incurred for stationary, telephone and communications, travel, entertainment and office supplies.

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

5.D.  Trend Information
None of our assets are currently in production or generate revenue.   Our long term profitability will however, be significantly influenced by the prices of nickel and copper. The recent volatility in prices for nickel and copper and the lack of consistent published trends make any trend analysis subjective.

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

Glen Erikson
Glen Erikson was appointed President of our Company on January 24, 2008. Glen is a graduate of the University of Toronto (1974) and Osgoode Hall Law School. He was called to the bar in Ontario in 1979. From 1982 until his retirement in 1996, he operated a legal practice in Toronto, Canada. In 1995 he was the founder of Nearctic Nickel Mines Inc., formerly Ungava Minerals Corp and a director of Nearctic Nickel Mines Inc. He resigned as a director of Nearctic Nickel Mines Inc. on June 16, 2003. Since 1996 he has been active as a consultant to Nearctic Nickel Mines Inc. and Ungava Mineral Exploration Inc. as an investor and in the biotechnology arena.

Dr. Allan Miller
Dr. Allan Miller served as President and director of our Company from February 2007 to January 24, 2008 when he assumed the position of Vice-President of our Company. He continues as a director of our Company. Dr. Miller is a mineral deposits consulting geologist who received a Ph.D. in economic geology from the University of Western Ontario in 1977 and an Honours B.Sc. in geology from Carleton University in 1971. As a student he participated in the exploration of the Raglan Property north of the Company’s property in the Ungava Trough and both his B.Sc. and Ph.D. theses focused on ore deposit related problems from the Raglan property. From the present to 1997, he has consulted to the mining industry in Canada and internationally. Between 1973 and 1997, he was a research scientist with the Geological Survey of Canada. Dr. Miller specialized in the mineral deposits and their environments throughout the Western Churchill Province, Canada. He was responsible for identifying their critical geological and deposit-scale attributes and the recognition of new ore deposit environments. His diverse experience in Canada, Central and South America, Australia and China has included the following ore deposit types: magnetic nickel-copper-platinum group metals, uranium, mesothermal and epithermal precious metal, copper-gold porphyry, volcanic-associated massive sulphide, sediment-hosted copper, redbed copper, and diamond.

Alan Rootenberg
Mr. Rootenberg is the Chief Financial Officer of our Company since February 2007. He has served as a senior executive in a number of publicly traded and private companies. From December 1999 to January 2007, he served as President and Chief Executive Officer of a publicly traded (TSXV) technology company, Talware Networx Inc.. The company develops applications for the human capital management industry and was responsible for the development of technologies used in a number of online talent management systems. He was a founding partner in DCST Inc., a company that pioneered the development of multimedia and new media applications for the advertising industry. From 1980 to 1994, he was involved in the advertising industry having served as  Chief Financial Officer for Saffer Advertising Inc. from 1980 to 1986 and as Chief Financial Officer with  Padulo Advertising Inc, from 1987 to 1994. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada.

David L. Hynes
Mr. Hynes BSc. B.Ed. J.D. is a director and Secretary-Treasurer of our Company.  He graduated from the University of Toronto Law School in 1971and was call to the bar of Ontario in 1973. From March 1973 he been engaged in private practice, focusing on commercial and corporate law.

James G. Lavigne
Mr. Lavigne is a director of our Company. He is presently a consulting geologist. From May 2004 to March 2006 he served as Vice President, Exploration with Goldbrook Ventures where he was responsible for exploration program design, implementation, and management; evaluation of property/project submissions; project generation; written and oral presentation of programs and results to senior management and investors; and the preparation of public disclosure documents. From January 2002 to April 2004 he served as Senior Geologist with FNX Mining Company. From January 1996 to December he held the posts of Senior Project Geologist and Senior Geologist with WMC International Inc From January 1993 to December 1995 he consulted to a number of mining and exploration companies. From June 1987 to December 1992 he was an intern and later geologist with the Geological Survey of Canada.  Mr. Lavigne has over 18 years experience in all phases of mineral exploration and development predominantly in base and precious metal mineral deposits with some exposure to industrial minerals. Mr. Lavigne received his MSc. Geology from the University of Ottawa in 1993 and a BSc. Geology from Memorial University of Newfoundland in 1987.

Glen Gasparini
Mr. Gasparini is a director and Vice-President of our Company.  He is the President of Terrazzo, Mosaic & Tile Company Limited, a manufacturer and supplier of floor coverings, having joined the company in 1973 when he received his Honours B.A. from York University.

Dr. Joseph Greenberg
Dr. Greenberg is a director of our Company. Dr. Joseph Greenberg has been a physician in Toronto for over 50 years, running a family medicine practice. He received his M.D. degree from the University of Toronto in 1952.

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

6.C.  Board Practices
We have an Audit Committee and a Compensation Committee.
Both committees are comprised of David Hynes, Glen Gasparini and Jamie Lavigne.

The Committee is responsible for assisting the Board’s oversight of:

a)	the independent auditor’s qualifications and independence;
b)	the performance of the Company’s independent auditors;
c)	the quality and integrity of the Company’s financial statements and related disclosure;
d)	oversight of the Company’s internal and disclosure controls and reporting; and
e)	the Company’s compliance with legal and regulatory requirements.

The terms of reference under which the Audit Committee operates is detailed in Exhibit 19(b)(i) attached.

The Compensation Committee is responsible for:

a)	reviewing corporate objectives relevant to compensation for the President and senior executives;
b)	evaluating the performance of the President and senior executives, taking the corporate objectives into consideration;
c)	making compensation level recommendations to the board with respect to the President and senior executives, based on this evaluation;
d)	making recommendations to the board with respect to incentive-compensation and equity-based plans for the President and senior executives;
e)	making recommendations to the board with respect to non-cash benefit packages (i.e. medical insurance etc.) to be provided to the President and senior executives.

6.D.  Employees
We currently do not have any employees on our payroll. Services are provided on an as needed basis as follows:

Glen Erikson
In April 2007 Ungava Mines Inc. entered into a Consulting Services Agreement with 1645194. (“ the Agreement”) Under the Agreement, 1645194 makes Glen Erikson available to render advice and services to the Company and its subsidiaries and/or affiliates, in connection with the development and operation of their corporate, financial and litigation affairs. In January 2008, the role to be assumed by Glen Erikson was extended to President of the Company on January 24, 2008. 1645194 receives a monthly fee of $8,000 from the Company. The agreement is for a period of one year and is renewable thereafter from month to month and may be terminated by either party giving 60 days notice to the other. 1645194 provides the services of Glen Erikson to companies other than Ungava Mines Inc. and Glen Erikson operates from his own premises. As a result, Glen Erikson is not considered to be an employee of the Corporation. On October 3, 2007, 1645194 was granted 4,500,000 stock options and Juno Holdings Inc. was granted 2,200,000 stock options, all exercisable at $0.60, which expire September 30, 2012.

Alan Rootenberg
In March 2007, the Corporation agreed with The M&S Group Inc. to make Alan Rootenberg available to the Corporation to provide chief financial officer functions to the Company and its subsidiaries. The M&S Group Inc. charges a fee based on the number of hours that Alan Rootenberg provides to the Company. The services provided by Alan Rootenberg are provided both from his own premises and from the Company’s offices. His services are not provided exclusively to the Company or its subsidiaries. As a result, Alan Rootenberg is not considered to be an employee of the Company.

The Company does not have contracts with any of its other executives or its directors. Directors do not receive and compensation for services provided in their capacity as directors. Where a director or  other executive provides specific services beyond a reasonable amount of time, they as compensated based on a negotiated hourly rate.

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

d)
On November 9, 2007, a loan of $96,000 was issued to 1645194 Ontario Inc. (“1645194”), a related party of the company.  The loan bears interest at 7% p.a. and $8,000 has been repaid to the Company. At a joint meeting of the Boards of Directors of Nearctic Nickel Mines inc. and Ungava Mines Inc. held in June 2008,  it was unanimously agreed that the balance due to Ungava Mines Inc. would be repaid out of a bonus in the amount of $100,000 payable to 1645194 for services provided in 2008. 1645194 is controlled by the spouse of Mr. Glen Erikson, the president of our company.

e)	Advances of $1,420,000 were received from NNMI, the Company’s parent, during the year ended November 30, 2007. The advances are non-interest bearing, unsecured and due on demand.

f)	A loan of $500,000 is owing to NNMI for advances of prior years. The loan is unsecured, due on demand and bears interest at a rate of 8% calculated from the date of demand.

g)
$34,996 is receivable from NNMI for 250,000 stock options that were initially granted in NNMI but later cancelled and replaced with 250,000 options in Mines. The balance is non-interest bearing, unsecured and due on demand. Related party transactions are on terms that could have been obtained from unaffiliated third parties.

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

The Agreement with NNMI provides that Subsection 85(1) of the Income tax Act (Canada) and Section 518 of the Taxation Act (Canada) would apply to the exchange of shares.

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

ITEM 18.  FINANCIAL STATEMENTS
Not applicable.

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document
4.1	Audit Committee Charter
4.2	Share Exchange Agreement
4.3	1645194 Ontario Inc. Consulting Agreement
12.1	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2	Schedule of Mining Claims

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 7, 2008
       Ungava Mines Inc.
              Registrant

         /s/ Alan Rootenberg
     Alan Rootenberg, Chief Financial Officer

Audited Financial Statements of Ungava Mines Inc. for the Years
ended November 30, 2007, 2006, and 2005

Ungava Mines Inc.
(An Exploration Stage Company)

Consolidated Financial Statements

November 30, 2007 and 2006

Ungava Mines Inc.

(An Exploration Stage Company)

Table of Contents
November 30, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ungava Mines Inc.

We have audited the accompanying consolidated balance sheet of Ungava Mines Inc. (the “Company”) as at November 30, 2007 and 2006 and the related consolidated statements of operations and deficit and cash flows for the two years ended November 30, 2007 and for the period from September 6, 1995 (date of inception) to November 30, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Ungava Mines Inc. for the period from September 6, 1995 (date of inception) to November 30, 2005. These consolidated financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts for the period from September 6, 1995 (date of inception) to November 30, 2005, included in cumulative totals, is based solely upon the reports of other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ungava Mines Inc. as at November 30, 2007 and 2006 and the consolidated results of its operations and deficit and its cash flows for the two years ended November 30, 2007 and for the period from September 6, 1995 (date of inception) to November 30, 2007 in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company has not generated any revenues or profitable operations since inception and will need equity or debt financing to begin realizing upon its business plan.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
January 21, 2008

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
November 30

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

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

	Year ended November 30, 2007	Year ended November 30, 2006	Year ended November 30, 2005	Cumulative from September 6, 1995 (inception) to November 30, 2007
General and administrative expenses
Stock-based compensation (Note 9	$1,222,200	$-	$-	$1,222,200
Professional fees	623,595	-	-	649,308
Consulting and management fees – related party (Note 10)	112,080	-	-	112,080
Consulting and management fees	68,682	-	-	830,299
Office and general	35,135	-	-	44,561
Travel and entertainment	31,293	-	-	42,897
Write-down of mineral properties	-	-	-	1,342,220
Interest expense	-	-	-	4,671
	2,092,985	-	-	4,248,236
Other income (expense)
Interest earned	9,765	-	-	9,765
Write-down of temporary investments	-	-	-	(649,879)
Loss on sale of securities	-	-	-	(40,437)
	9,765	-	-	(680,551)
Net loss for the period	(2,083,220)	-	-	(4,928,787)
Deficit, beginning of period	(2,845,567)	(2,845,567)	(2,845,567)	-
Deficit, end of period	$(4,928,787)	$(2,845,567)	$(2,845,567)	$(4,928,787)

Basic and diluted loss per share	$(0.08)	$-	$-
Weighted average number of shares outstanding	27,346,532	8,281,431	8,281,431

The accompanying notes are an integral part of these consolidated financial statements.

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Year ended November 30, 2007	Year ended November 30, 2006	Year ended November 30, 2005	Cumulative from September 6, 1995 (inception) to November 30, 2007

Cash flow from operating activities
Net loss for the period	$(2,083,220)	$-	$-	$(4,928,787)
Items not involving cash
Stock-based compensation	1,222,200	-	-	1,222,200
Write-down of mineral resource properties	-	-	-	1,342,220
Write-down of temporary investments	-	-	-	649,879
Loss on sale of securities	-	-	-	40,437
	(861,020)	-	-	(1,674,051)
Net changes in non-cash working capital items:
Increase in receivables and prepaid expenses	(157,250)	-	-	(157,250)
Increase in accounts payable and accruals	340,650	-	-	340,650
Cash used in operating activities	(677,620)	-	-	(1,490,651)

Cash flow from investing activities
Purchase of temporary investments	(727,467)	-	-	(1,417,783)
Investment in mining property	-	-	-	(1,342,221)
Cash used in investing activities	(727,467)	-	-	(2,760,004)

Cash flow from financing activities
Proceeds from issue of share capital	817,385	-	-	2,338,119
Repayment of amount due to related company	(824,834)	-	-	-
Advance from related company	1,420,000	-	-	1,920,000
Cash provided by financing activities	1,412,551	-	-	4,258,119
Increase in cash	7,464	-	-	7,464
Cash, beginning of period	-	-	-	-
Cash, end of period	$7,464	$-	$-	$7,464

Ungava Mines Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Deficiency
(expressed in Canadian dollars)

	Number of Common Shares	Amount	Additional Paid-in Capital	Deficit During the Development Stage	Accumulated Other Comprehensive Income	Total

B Balance on incorporation, February 23, 2007	89,999,999	$1,000	$-	$-	$-	$1,000
T Transfer of shares of Ungava Mineral Exploration Inc. (Note 7)	1	1,520,734	-	(2,845,567)	-	(1,324,833)
S Share subscription by Nearctic Nickel Mines Inc. (Note 7)	-	824,833	-	-	-	824,833
Is Issuance of shares in recapitalization (Note 7)	2,689,000	(8,448)	-	-	-	(8,448)
S Stock-based compensation (Note 9)	-	-	1,257,196	-	-	1,257,196
F Fractional shares cancelled	(24)	-	-	-	-	-
N Net loss for the year	-	-	-	(2,083,220)		(2,083,220)
Balance, November 30, 2007	92,688,976	$2,338,119	$1,257,196	$(4,928,787)	$-	$(1,333,472)

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007, 2006, 2005

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

b)
On August 22, 2007, through a series of transactions, NNMI acquired control of Byron Americor Inc. (“Byron”), an Ontario company whose common shares trade on the NASDAQ OTC BB market (UGVMF). In one transaction NNMI acquired 14,131,638 Byron common shares for consideration of $1,000. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of Mines and 5,000,000 NNMI share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After the transaction, 92,688,976 common shares of Byron were outstanding of which 90,000,000 were held by NNMI. Byron had been a shell company with nominal assets and limited liabilities.

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
November 30, 2007, 2006, 2005

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

Mineral resource properties

The Company capitalizes acquisition costs and expenses, as incurred, exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties, along with any acquisition costs, are assessed periodically for recoverability of carrying values.

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
November 30, 2007, 2006, 2005

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

Basic and diluted loss per share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. Basic and diluted EPS is computed using the weighted average number of common shares outstanding.  Diluted EPS and the weighted average number of common shares exclude all dilutive potential shares since their effect is anti dilutive.

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
November 30, 2007, 2006, 2005

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
November 30, 2007, 2006, 2005

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

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this purported BFS indicating that it was proceeding with permitting applications and an environmental and social impact analysis.  The purported BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian.  This is not in accordance with the Agreement. The Company asserts that the purported BFS does not meet the terms of the Agreement with Canadian because the BFS is not “final” or “acceptable” as is required of all Feasibility Studies under Canadian National Instrument 43-101, nor has the BFS been actually accepted by a bank or financing entity for purposes of financing the Property into commercial production on a non-recourse basis, as is called for by the Agreement. Additionally the purported BFS describes a mine plan in which a property wholly owned by Canadian will be mined together with deposits on the co-owned Property without a custom milling agreement having been put into place. The Canadian BFS was finalized in August, 2007. In September 2007 Canadian announced that the purported BFS would be “updated” to include production from the Mequillon deposit on the Property.  After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property.  Canadian has initiated the development of the Property as a Ni-Cu-PGE mining and milling operation.

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007, 2006, 2005

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

7.	Capital Stock
(a)	On incorporation of the Company in February 2007, 89,999,999 Common Shares were issued to NNMI for consideration of $1,000.

(b)	In March 2007, in exchange for the transfer of the shares of UMEI to the Company as described in Note 1 above, one common share was issued to NNMI for consideration of $1,520,734.

(c)	In May 2007, one common share of UMEI was issued to NNMI for consideration of $824,833 as a reduction in the value of the loan payable to UMC.

(d)
  In August 2007, the Company completed a reverse merger with Byron such that the former shareholders of Byron held 2,689,000 common shares of the subsequently amalgamated entity.  Byron had been a shell company with net liabilities of $8,448 at the time of the transaction.

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

The following table reflects the continuity of options outstanding:

	Options		Weighted Average Exercise Price
	2007	2006	2007	2006
Options granted	9,000,000	-	$0.60	$-
Outstanding, end of year	9,000,000	-	$0.60	$-

Ungava Mines Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)
November 30, 2007, 2006, 2005

9.	Stock Options and Stock-Based Compensation - continued

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at November 30, 2007 are as follows:

			Options Outstanding		Number Exercisable
Exercise Price			Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.60	a	)	8,600,000	$0.60	4.84	8,600,000	$0.60
$0.60	b	)	400,000	$0.60	0.84	400,000	$0.60
			9,000,000	$0.60	4.66	9,000,000	$0.60

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
November 30, 2007, 2006, 2005

11.    Income Taxes

The impact of the differences between the Company's reported income tax expense on operating results and the expense that would have otherwise resulted from the application of the statutory rate is as follows:

	2007	2006	2005
Net loss for the year	$(2,083,220)	$-	$-
Expected income tax (recovery) provision at Canadian statutory income tax rates Tax effect of expenses not deductible for income tax purposes	400,255	$-	$-
Tax effect of differences in the timing of deductibility of items for income tax purposes	$(677,047)	-	-
- capital cost allowance	-	-	-
- gain on sale of marketable securities	-	-	-
Income tax recovery before valuation allowance	(276,791)	-	-
Benefit of tax losses not recognized (utilization of losses carried forward)	276,791	-	-
	$-	$-	$-
The components of future income tax assets (liabilities) are as follows:
	2007	2006	2005
Non-capital losses carried forward	$276,791	$924,809	$924,809
Resource deductions	436,222	436,222	436,222
Cumulative eligible capital	1,560	-	-
Future income tax assets	714,573	1,361,031	1,361,031
Less: Valuation allowance	(714,573)	(1,361,031)	(1,361,031)
	$-	$-	$-

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
November 30, 2007, 2006, 2005

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

b)
UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company, are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action. The outcome of this matter cannot be determined at this time and no liability has been recorded in the consolidated financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

c)
UMEI had been named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") sought the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to Canadian.  The conveyance occurred at the same time that an 80% interest in the Property was optioned to Canadian.  No damages were, however, claimed against UMEI.

d)
In September 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced.  The Company is resisting Canadian’s demand for vesting of the further 10% interest in the Property because the BFS delivered in purported satisfaction of the Agreement proposes the commingling of ore from a property wholly owned by Canadian with ore from the co-owned Property and because the BFS is not an “acceptable” or “final” Feasibility Study as required by Canadian National Instrument 43-101, nor has the BFS been actually accepted by a bank or financing entity for purposes of financing the Property into commercial production on a non-recourse basis, all as specified in the Agreement